As filed with the Securities and Exchange Commission on June 9, 2006
Registration No. 333-132365

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
TO
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PGT, Inc.
(Exact name of registrant as specified in its charter)

Delaware	3442	20-0634715
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
1070 Technology Drive
North Venice, Florida 34275
(941) 480-1600
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Rodney Hershberger
President and Chief Executive Officer
PGT, Inc.
1070 Technology Drive
North Venice, Florida 34275
(941) 480-1600
(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Robert B. Pincus, Esq.	Daniel J. Zubkoff, Esq.
Allison Land Amorison, Esq.	Noah B. Newitz, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Cahill Gordon & Reindel llp
One Rodney Square, P.O. Box 636	80 Pine Street
Wilmington, Delaware 19899-0636	New York, NY 10005
(302) 651-3000	(212) 701-3000

      Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.     ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.     ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION JUNE 9, 2006
PRELIMINARY PROSPECTUS
8,823,529 SHARES
COMMON STOCK

        This is the initial public offering of shares of common stock of PGT, Inc. No public market currently exists for our common stock. We are offering 8,823,529 shares of our common stock. We expect the public offering price to be between $16.00 and $18.00 per share.
      We have applied to have our common stock approved for listing on The Nasdaq National Market under the symbol “PGTI.”
      Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “Risk factors” beginning on page 11 of this prospectus.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
      The underwriters may also purchase from us up to an additional 1,323,529 shares of our common stock at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any, within 30 days of the date of this prospectus. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $          , our total proceeds, before expenses, will be $          .
      The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares of common stock will be made on or about                     , 2006.

Deutsche Bank Securities	JPMorgan

JMP Securities

Raymond James

SunTrust Robinson Humphrey

      You should rely only on the information contained in this prospectus or in any related free writing prospectus filed with the Securities and Exchange Commission and used or referred to in an offering to you of the securities. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.
ABOUT THIS PROSPECTUS
      As used in this prospectus, unless the context requires otherwise, “we,” “us,” “our,” or the “Company” refers to PGT, Inc. and its consolidated subsidiary. All references to fiscal years of the Company in this prospectus refer to 52 or 53 weeks ending on the Saturday nearest December 31. The period ended January 1, 2005 consisted of 53 weeks. Unless otherwise indicated, the information in this prospectus assumes no exercise of the Underwriters’ over-allotment option.

i

      Market data and other statistical information regarding the window and door industry used throughout this prospectus are based on independent industry publications, government publications, reports by independent market research firms, or other published independent sources. Some data, in particular data with respect to the impact-resistant window and door market and our market share, are based on our good faith estimates that are derived from management estimates, our review of internal surveys, information provided by certain suppliers and independent sources. Unless otherwise indicated, statements as to our market position relative to our competitors are based on management estimates as of the end of fiscal year 2005.
      Throughout this prospectus, references to impact-resistant windows and doors refer to windows and doors for residential applications that are specially designed to provide increased protection from hurricane-force winds and wind-borne debris. These windows and doors combine two sheets of glass that are laminated together with an inner-layer of polyvinyl butyral and are encased in heavy-duty aluminum or vinyl frames. Upon impact, although the individual layers of glass may break, the polyvinyl butyral inner-layer holds the broken glass particles together, which prevents penetration by the impacting object. Unless the context otherwise requires, such references do not include windows utilizing shutters or other active forms of hurricane protection.
      WinGuard® Impact-Resistant Windows and Doors; PGT® Aluminum and Vinyl Windows and Doors; and Eze-Breeze® Sliding Panels are the registered trademarks of PGT Industries, Inc. This prospectus also contains trademarks and service marks of other companies.

ii

PROSPECTUS SUMMARY
      The following summary contains information about us and this offering. It likely does not contain all the information that is important to you. For a more complete understanding of us and this offering, we encourage you to read this entire document carefully, including the “Risk factors” section beginning on page 11 and the financial statements that are included elsewhere in this prospectus.
Our Company
      We are the leading U.S. manufacturer and supplier of residential impact-resistant windows and doors and pioneered the U.S. impact-resistant window and door industry in the aftermath of Hurricane Andrew in 1992. Our impact-resistant products, which are marketed under the WinGuard brand name, combine heavy-duty aluminum or vinyl frames with laminated glass to provide protection from hurricane-force winds and wind-borne debris by maintaining their structural integrity and preventing penetration by impacting objects. Impact-resistant windows and doors satisfy increasingly stringent building codes in hurricane-prone coastal states and provide an attractive alternative to shutters and other “active” forms of hurricane protection that require installation and removal before and after each storm. Our current market share in Florida, the largest U.S. impact-resistant window and door market, is significantly greater than that of any of our competitors. WinGuard sales have increased at a compound annual growth rate of 51% since 1999 and represented 56% of our 2005 net sales, as compared to 17% of our 1999 net sales. We expect WinGuard sales to continue to represent an increasingly greater percentage of our net sales. In addition to our core WinGuard product line, we offer a complete range of premium, made-to-order and fully customizable aluminum and vinyl windows and doors primarily targeting the non-impact-resistant market, which represented 44% of our 2005 net sales. We manufacture these products in a wide variety of styles, including single hung, horizontal roller, casement, and sliding glass doors and we also manufacture sliding panels used for enclosing screened-in porches. For the year ended December 31, 2005, we generated net sales of $332.8 million, resulting in a compound annual growth rate of 23.7% since 1999. In the first quarter of 2006, we generated net sales of $96.4 million, a 21.4% increase over net sales generated in the first quarter of 2005.
      The impact-resistant window and door market is growing faster than any major segment of the overall window and door industry. This growth has been driven primarily by increased adoption and more active enforcement of stringent building codes that mandate the use of impact-resistant products, as well as increased penetration of impact-resistant windows and doors relative to active forms of hurricane protection. An estimated 80% of the U.S. impact-resistant market uses active forms of hurricane protection. However, homeowners are increasingly choosing impact-resistant windows and doors due to ease of use, superior product performance, improved aesthetics, higher security features, and resulting lower insurance premiums for homeowners relative to standard windows. While offering all of these benefits, our WinGuard products are comparably priced to the combination of traditional windows and shutters. In addition, awareness of the benefits provided by impact-resistant windows and doors has increased dramatically due to media coverage of recent hurricanes and the experience of coastal homeowners and building contractors with these products. We have over one million installed WinGuard units and, following the devastating 2004 and 2005 hurricane seasons, there were no reported impact failures. According to the National Hurricane Center, we are currently in a period of heightened hurricane activity that could last another 10 to 20 years, which we expect to further drive awareness of impact-resistant windows and doors.
      The geographic regions in which we currently operate include the Southeastern U.S., the Gulf Coast and the Caribbean. Additionally, we expect increased demand along the Atlantic coast, from Georgia to New York, as recently adopted building codes are enforced and awareness of the PGT brand continues to grow. We distribute our products through multiple channels, including over 1,300 window distributors, building supply distributors, window replacement dealers and enclosure contractors. This broad distribution network provides us with the flexibility to meet demand as it shifts between the residential new construction and repair and remodeling end markets. We operate strategically located manufacturing facilities in North Venice, Florida and Lexington, North Carolina, both capable of producing fully-customizable windows and doors. Our North Venice plant is vertically integrated with a glass tempering and laminating facility. Because of increased demand for our products, we are moving our Lexington operations to a larger facility in Salisbury, North Carolina. This facility will increase our manufacturing capacity by over 160,000 square feet, include glass laminating and tempering capabilities, and support the expansion of our geographic footprint as the impact-resistant market continues to grow.
Our Competitive Strengths
      We believe our sales, earnings and cash flow will be driven by the following competitive strengths:

+	The leading position in the rapidly growing U.S. impact-resistant window and door market with superior products and strong brand awareness.

•	We have leading market share and brand awareness of our impact-resistant windows and doors among contractors and homeowners is significantly higher than that of any of our competitors.

•	We have the manufacturing expertise and technical know-how to develop and manufacture a complete line of impact-resistant windows and doors that pass the most rigorous product tests and are in compliance with stringent building code requirements.

•	Over the past decade, our management team has been actively involved in the development of hurricane-protection building codes, positioning us well for future market opportunities.

+	Diversified and loyal customer base across multiple distribution channels and end markets.

•	Our broad distribution network effectively serves both the residential new construction and repair and remodeling end markets and provides us with the flexibility to meet demand as it shifts between these end markets.

•	Over the past five years, the residential new construction and repair and remodeling end markets have represented approximately 61% and 39% of our sales, respectively.

•	Our largest customer represents only 2.8% of our sales, and our top ten customers represent only 16.8% of our sales.

+	Flexible and vertically-integrated manufacturing.

•	Our facilities are strategically located to maximize efficiency, minimize lead times and cost-effectively serve several of the nation’s fastest growing regional markets.

•	Our in-house glass tempering and laminating facility provides us with a significant competitive advantage due to consistent material sourcing, shorter lead times, lower costs, and greater custom production capabilities.

•	Our finished goods are shipped within an average of 48 hours of completion, allowing us to carry minimal finished product inventory.

+	Superior customer service before, during and after the sale.

•	Our manufacturing process provides an efficient flow of product from order through delivery, allowing us to deliver impact-resistant products from our Florida facility in an average of three weeks, which we believe is below the industry average.

•	Our cross-functional workforce and company-owned truck fleet ensure timely fulfillment of customer orders, evidenced by our on-time delivery rate of 99%.

•	We have provided training and product education to over 15,000 customers, installers, architects, and building code officials through PGT University, increasing our customer loyalty and strengthening our brand awareness.

•	Our well-trained sales team has outstanding technical knowledge, ensuring that our products meet building code specifications and are properly installed.

+	Experienced management team and continuous improvement culture.

•	Our senior management team has successfully demonstrated the ability to grow our business by introducing new product lines, expanding to new geographic markets and continuously improving product quality and service levels.

•	Our senior management team, including our President, Chief Executive Officer, and co-founder, Rodney Hershberger, has an average of 20 years of manufacturing experience.
      Although we believe that the factors described above will drive our sales, earnings, and cash flow and provide us with opportunities to grow, we have a substantial amount of indebtedness and there are a number of other risks and uncertainties that may affect our financial condition, results of operations, and cash flows. See “Risk factors” for further information.
Our Strategy
      Our strategy is to leverage our competitive strengths to grow sales, earnings and cash flow and to expand our market positions in the window and door industry.

+	Increase penetration of existing impact-resistant markets.

•	An estimated 80% of the U.S. impact-resistant market still uses shutters and other forms of “active” hurricane protection, providing us with a significant growth opportunity as demand continues to shift toward impact-resistant windows and doors.

•	We will continue to drive WinGuard sales by capitalizing on the performance benefits provided by our impact-resistant windows and doors, including ease of use, improved aesthetics, higher security features, full egress, visibility, UV protection, and noise reduction.

•	As a market leader, we influence consumer and builder demand through our marketing and advertising campaigns, which further increase brand awareness of our WinGuard products.

•	We will continue to develop our strong relationships with large national homebuilders who are increasingly offering WinGuard windows and doors as part of their standard package.

+	Leverage our market-leading position to continue to expand into new geographical markets.

•	The impact-resistant market spans the coastline from Mexico to New York, and the market opportunity will continue to grow as increasingly stringent building codes requiring impact-resistant products are adopted and enforced and product awareness continues to grow.

•	Many of our WinGuard customers serve non-coastal areas, and we are leveraging these existing relationships to expand sales of our premium non-impact-resistant windows and doors.

+	Continue to develop new products to capitalize on high growth opportunities.

•	Our recently introduced Vinyl WinGuard products are targeting impact-resistant markets where vinyl is the material of choice because of its thermal efficiencies.

•	We recently introduced our multi-story product line in high density coastal areas, where developers and builders continue to build mid- and high-rise condominiums.

•	We now offer a full range of customizable product colors and are launching wood-grain aluminum products to enhance our premium product offerings.

•	We are leveraging our laminated glass technology and manufacturing expertise to expand into new markets, such as noise abatement and bomb blast protection.

+	Continue to focus on productivity improvements and working capital utilization.

•	We continue to drive increased output and manufacturing efficiencies through investments in automation, workforce training and development, process and product controls, and re-engineering of assembly-line layouts.

•	We have successfully increased our sales per manufacturing square foot from $210 in 1997 to $510 in 2005 and have reduced our inventory as a percentage of sales from 8.5% in 1997 to 4.2% in 2005.
Our History
      Our subsidiary, PGT Industries, Inc., was founded in 1980 as Vinyl Technology, Inc. by Paul Hostetler and our current President and Chief Executive Officer, Rodney Hershberger. The PGT brand was established in 1987, and we introduced our WinGuard product line in the aftermath of Hurricane Andrew in 1992.
      On December 16, 2003, an affiliate of JLL Partners formed PGT, Inc. as a Delaware corporation named JLL Window Holdings, Inc., to acquire all of the outstanding stock of PGT Holding Company (the then-parent company of PGT Industries, Inc.) for approximately $318.4 million on January 29, 2004. In connection with the acquisition, some of the officers and employees of PGT Industries, Inc. rolled over their shares of common stock of PGT Holding Company (and vested options to acquire such shares) in exchange for shares of Company common stock (and vested options to acquire such shares). The purchase price consisted of $286.6 million in cash, net of cash acquired, and $31.8 million, representing the fair value of shares of our Company’s common stock and shares subject to vested stock options of PGT Holding Company held by officers and employees that were rolled over to Company stock options. The fair value of the stock and rollover options was determined based on the price paid (net of debt) by the Company in the acquisition. As a result of the transaction, PGT Holding Company became our wholly-owned subsidiary, and on May 25, 2005, PGT Holding Company was merged with and into the Company. The acquisition, the related repayment of the Company’s then-existing debt, and transaction fees and expenses were financed with a combination of debt financing from a new $195.0 million credit facility entered into by the Company and a $125.0 million equity contribution by an affiliate of JLL Partners. On February 15, 2006, our name was changed to PGT, Inc.
      There were no significant changes to our management or operations in connection with the acquisition, nor were there any significant tax consequences to the Company. For more information on the JLL acquisition, see Note 4 to our audited consolidated financial statements included herein.
      Only the Company is selling securities in this offering. Upon completion of this offering, an affiliate of JLL Partners will retain 14,463,776 shares of our common stock and our directors and executive officers, as a group, will retain 1,043,911 shares. For further information on the consideration to be paid for the shares to be sold in this offering, as compared to the consideration paid by JLL Partners’ affiliate and management investors in the acquisition, see the section entitled “Dilution.”
Our Principal Investors
      An affiliate of JLL Partners, Inc. owned 91.8% of our outstanding common stock prior to this offering, and will own 58.9% following this offering. Founded in 1988, JLL Partners is a private equity investment firm that has invested in a wide variety of sectors, including the building products industry. JLL Partners’ portfolio companies have included Builders First Source, Inc., AdvancePCS, IASIS Healthcare, C.H.I. Overhead Doors, Mosaic Sales Solutions, Education Affiliates, Medical Card Systems, and JG Wentworth.
Recent Developments
      On June 5, 2006, our board of directors and our stockholders approved a 662.07889-for-1 stock split of our common stock.
      After the stock split, effective June 6, 2006, each holder of record held 662.07889 shares of common stock for every 1 share held immediately prior to the effective date. As a result of the stock split, the board of directors also exercised its discretion under the anti-dilution provisions of our 2004 Stock Incentive Plan to adjust the number of shares underlying stock options and the related exercise prices to reflect the change in the per share value and outstanding shares on the date of the stock split. The effect of fractional shares is not material.

      Following the effective date of the stock split, the par value of the common stock remained at $0.01 per share. As a result, we have increased the common stock in our consolidated balance sheets and statements of shareholders’ equity included herein on a retroactive basis for all of our Company’s periods presented, with a corresponding decrease to additional paid-in capital. All share and per share amounts and related disclosures in this prospectus have also been retroactively adjusted for all of our Company’s periods presented to reflect the 662.07889-for-1 stock split.

      Our principal executive offices are located at 1070 Technology Drive, North Venice, Florida 34275, our telephone number is (941) 480-1600, and our website is www.pgtindustries.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.

THE OFFERING

Common stock offered	8,823,529 shares (10,147,058 shares if the underwriters exercise their over-allotment option in full)

Common stock to be outstanding immediately after this offering	24,573,012 shares (25,896,541 shares if the underwriters exercise their over-allotment option in full)

Use of Proceeds	We estimate that the net proceeds to us from this offering after expenses will be approximately $138.0 million, or approximately $158.9 million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $17.00 per share. We intend to use the net proceeds that we receive from this offering to repay a portion of our outstanding debt under our credit facilities, and for general corporate purposes. See “Use of proceeds.”

Proposed Nasdaq symbol	“PGTI”
      The number of shares of our common stock outstanding after this offering is based on 15,749,483 shares outstanding as of June 7, 2006. Unless otherwise indicated, all information in this prospectus assumes the following:

•	a 662.07889-for-1 split of our common stock, effective June 6, 2006; and

•	the initial offering price will be $17.00, which is the midpoint of the estimated price range shown on the cover page of this prospectus.
      The number of shares of our common stock to be outstanding immediately after this offering excludes:

•	4,938,536 shares of our common stock issuable upon exercise of options outstanding as of June 7, 2006, at a weighted average exercise price of $4.39 per share, of which options to purchase 3,452,729 shares were exercisable as of that date;

•	1,323,529 shares of our common stock that may be purchased by the underwriters to cover over-allotments, if any; and

•	3,000,000 shares of our common stock reserved for issuance under our 2006 Equity Incentive Plan.
      Unless we specifically state otherwise, the information in this prospectus assumes that the underwriters do not exercise their option to purchase up to 1,323,529 shares of our common stock to cover over-allotments, if any.

SUMMARY HISTORICAL FINANCIAL INFORMATION AND OTHER DATA
      The following table sets forth a summary of consolidated financial information and other data of the periods or at each date indicated. The summary historical financial data as of and for the first quarters ended April 1, 2006 and April 2, 2005, have been derived from our unaudited condensed consolidated financial statements and related notes thereto included in this prospectus. The summary historical financial data as of December 31, 2005 and January 1, 2005 and for the year ended December 31, 2005, and the period January 30, 2004 to January 1, 2005, have been derived from our audited consolidated financial statements and related notes thereto included in the prospectus, which have been audited by Ernst & Young LLP, independent registered public accounting firm. The summary historical financial data for the period December 28, 2003 to January 29, 2004 and the year ended December 27, 2003, have been derived from PGT Holding Company’s audited consolidated financial statements and related notes thereto included in this prospectus, which have been audited by Ernst & Young LLP, independent registered public accounting firm. Throughout this prospectus, we refer to PGT Holding Company as our Predecessor. The summary historical financial data as of December 27, 2003 and December 28, 2002 and for the year ended December 28, 2002, have been derived from our Predecessor’s audited consolidated financial statements and related notes thereto not included in this prospectus.
      On January 29, 2004, we were acquired by an affiliate of JLL Partners in a purchase business combination. This acquisition was accounted for using purchase accounting in accordance with SFAS No. 141, “Business Combinations.” The post-acquisition periods of our Company have been impacted by the application of purchase accounting resulting in incremental, non-cash depreciation expense and non-cash amortization of intangible assets. Accordingly, the results of operation for the periods of our Company are not comparable to the results of operation for the Predecessor periods.

      All information included in the following tables should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and with the consolidated financial statements and related notes included elsewhere in this prospectus.

	Company				Predecessor

	First Quarter	First Quarter		January 30,	December 28,
	Ended	Ended	Year Ended	2004 to	2003 to	Year Ended	Year Ended
Consolidated Summary	April 1,	April 2,	December 31,	January 1,	January 29,	December 27,	December 28,
Financial Data	2006	2005	2005	2005	2004	2003	2002

	(Unaudited)
	(In thousands, except per share amounts)
Net sales	$96,355	$79,364	$332,813	$237,350	$19,044	$222,594	$160,627
Cost of sales	60,634	49,636	209,475	152,316	13,997	135,285	96,327

Gross margin	35,721	29,728	123,338	85,034	5,047	87,309	64,300
Selling, general and administrative expenses(1)	21,868	19,492	83,634	63,494	6,024	55,655	40,761
Write-off of trademark	—	—	7,200	—	—	—	—
Stock compensation expense(2)	26,898	—	7,146	—	—	—	—

Income (loss) from operations	(13,045)	10,236	25,358	21,540	(977)	31,654	23,539
Other (income) expense, net(3)	(409)	(81)	(286)	124	—	—	—
Interest expense	10,359	3,143	13,871	9,893	518	7,292	7,630

Income (loss) before income taxes	(22,995)	7,174	11,773	11,523	(1,495)	24,362	15,909
Income tax expense (benefit)	(8,919)	2,382	3,910	4,531	(912)	9,397	6,287

Net income (loss)	$(14,076)	$4,792	$7,863	$6,992	$(583)	$14,965	$9,622

Net income (loss) per common share — basic(4)(6)	$(0.89)	$0.30	$0.50	$0.44	N/A	N/A	N/A
Net income (loss) per common and common equivalent share — diluted(4)(6)	$(0.89)	$0.28	$0.45	$0.41	N/A	N/A	N/A
Weighted average shares outstanding — basic(5)(6)	15,749	15,720	15,723	15,720	N/A	N/A	N/A
Weighted average shares outstanding — diluted(5)(6)	15,749	17,221	17,299	17,221	N/A	N/A	N/A
Unaudited pro forma net income (loss) per common share — basic	$(0.64)		$0.36
Unaudited pro forma net income (loss) per common share and common equivalent share — diluted	$(0.64)		$0.34
Balance Sheet data (end of period):
Cash and cash equivalents	$20,642	$2,295	$3,270	$2,525	$12,191	$8,536	$9,399
Total assets	461,329	410,871	425,553	409,936	157,084	154,505	138,658
Total debt, including current portion	320,000	160,375	183,525	168,375	61,683	61,641	66,803
Shareholders’ equity	58,943	171,065	156,571	166,107	68,187	68,731	52,169
Other financial data:
Depreciation	$2,255	$1,637	$7,503	$5,221	$484	$5,075	$4,099
Amortization	1,564	2,005	8,020	9,289	44	458	458
Capital expenditures (excluding acquisitions)	10,736	2,829	15,864	12,635	150	7,523	4,356

(1)	Includes management fees paid to our majority stockholder. The management services agreement pursuant to which these fees were paid will terminate upon consummation of this offering.

(2)	Represents amounts paid to stock option holders (including applicable payroll taxes) in lieu of adjusting exercise prices in connection with the dividends paid to shareholders in September 2005 and February 2006 of $6.6 million and $26.9 million, respectively. These amounts include amounts paid to stock option holders whose other compensation is a component of cost of sales of $1.3 million and $5.1 million, respectively. Also includes stock issuance expense of $0.5 million in 2005.

(3)	Includes the amortization of our interest rate cap.

(4)	Basic net income per share represents net income divided by weighted average common shares outstanding, and diluted net income per share represents net income divided by weighted average common and common equivalent shares outstanding. Due to the significant change in our capital structure on January 29, 2004, the Predecessor amount has not been presented because it is not considered comparable to our Company’s amount.

(5)	Weighted average shares outstanding — basic represents the weighted average number of shares of common stock outstanding and is determined by measuring (a) the shares outstanding during each portion of the respective reporting period that shares of common stock have been outstanding relative to (b) the total amount of time in such reporting period. Weighted average shares outstanding — diluted represents the basic weighted average shares outstanding, adjusted to include the number of additional shares of common stock that would have been outstanding if the dilutive shares of common stock issuable upon exercise of our stock options had been issued.

(6)	Reflects the impact of the 662.07889-for-1 stock split as discussed in Note 9 to the unaudited condensed consolidated financial statements included elsewhere herein.
      Below is a presentation of EBITDA, a non-GAAP measure, which we believe is useful information for investors:

	Company				Predecessor

	First Quarter	First Quarter		January 30,	December 28,
	Ended	Ended	Year Ended	2004 to	2003 to	Year Ended	Year Ended
	April 1,	April 2,	December 31,	January 1,	January 29,	December 27,	December 28,
	2006	2005	2005	2005	2004	2003	2002

	(Unaudited)
	(In thousands)
Net Income (loss)	$(14,076)	$4,792	$7,863	$6,992	$(583)	$14,965	$9,622
Interest expense	10,359	3,143	13,871	9,893	518	7,292	7,630
Income tax expense (benefit)	(8,919)	2,382	3,910	4,531	(912)	9,397	6,287
Depreciation	2,255	1,637	7,503	5,221	484	5,075	4,099
Amortization	1,564	2,005	8,020	9,289	44	458	458

EBITDA(1)(2)	$(8,817)	$13,959	$41,167	$35,926	$(449)	$37,187	$28,096

(1)	Includes the impact of the following items:

Management fees(a)	$461	$238	$1,840	$1,362	$67	$800	$800
Write-off of NatureScape trademark(b)	—	—	7,200	—	—	—	—
Stock compensation(c)	26,898	—	7,146	—	—	—	—
NatureScape exit costs(d)	—	—	629	—	—	—	—
Refinancing fees(e)	—	—	404	—	—	—	—

(a)	Represents management fees paid to our majority stockholder. Such fees will not be paid following consummation of this offering.

(b)	Represents a write-down of our NatureScape trademark in connection with the sale of our NatureScape business.

(c)	Represents compensation expense related to amounts paid to option holders in lieu of adjusting exercise prices in connection with the payment of dividends to shareholders in September 2005 and February 2006. Also includes stock issuance expense in 2005.

(d)	Represents exit costs related to the sale of our NatureScape business, such as the write-off of raw materials and equipment.

(e)	Represents legal fees related to refinancing our senior secured credit facility in September 2005.

(2)	EBITDA is defined as net income plus interest expense (net of interest income), income taxes, depreciation, and amortization. EBITDA is a measure commonly used in the window and door industry, and we present EBITDA to enhance your understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles, and ages of related assets among otherwise comparable companies. Further, we believe that EBITDA is a useful measure because it improves comparability of predecessor and successor results of operations, since purchase accounting renders depreciation and amortization non-comparable between predecessor and successor periods. While we believe EBITDA is a useful measure for investors, it is not a measurement presented in accordance with United States generally accepted accounting principles, or GAAP. You should not consider EBITDA in isolation or as a substitute for net income, cash flows from operations, or any other items calculated in accordance with GAAP. In addition, EBITDA has inherent material limitations as a performance measure. It does not include interest expense and, because we have borrowed money, interest expense is a necessary element of our costs. In addition, EBITDA does not include depreciation and amortization expense. Because we have capital and intangible assets, depreciation and amortization expense is a necessary element of our costs. Moreover, EBITDA does not include taxes, and payment of taxes is a necessary element of our operations. Accordingly, since EBITDA excludes these items, it has material limitations as a performance measure. To compensate for the limitations of EBITDA, the Company’s management separately monitors capital expenditures, which impact depreciation expense, as well as amortization expense, interest expense, and income tax expense. Because not all companies use identical calculations, our presentation of EBITDA may not be comparable to other similarly titled measures of other companies. We strongly urge you to review the reconciliation information contained in this prospectus and our financial statements.

RISK FACTORS
      An investment in shares of our common stock involves risks. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before deciding to buy shares of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations, and future growth prospects could be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy shares of our common stock.
Risks Relating to Our Business and Industry

Our operating results are substantially dependent on sales of our WinGuard line of products.
      A majority of our net sales are, and are expected to continue to be, derived from the sales of our WinGuard line of products. Accordingly, our future operating results will depend on the demand for WinGuard products by current and future customers, including additions to this product line that are subsequently introduced. If our competitors release new products that are superior to WinGuard products in performance or price, or if we fail to update WinGuard products with any technological advances that are developed by us or our competitors or introduce new products in a timely manner, demand for our products may decline. A decline in demand for WinGuard products as a result of competition, technological change or other factors could have a material adverse effect on our ability to generate sales, which would negatively affect our financial condition, results of operation, and cash flow.

Changes in building codes could lower the demand for our impact-resistant windows and doors.
      The market for our impact-resistant windows and doors depends in large part on our ability to satisfy state and local building codes that require protection from wind-borne debris. If the standards in such building codes are raised, we may not be able to meet their requirements, and demand for our products could decline. Conversely, if the standards in such building codes are lowered or are not enforced in certain areas, demand for our impact-resistant products may decrease. Further, if states and regions that are affected by hurricanes but do not currently have such building codes fail to adopt and enforce hurricane protection building codes, our ability to expand our business in such markets may be limited.

We may be unable to successfully implement our expansion plans included in our business strategy.
      Our business strategy includes expansion into new geographic markets in additional coastal states as those states adopt or enforce building codes that require protection from wind-borne debris. Should these regions fail to adopt or enforce such building codes, our ability to expand geographically may be limited. In addition, if these regions do adopt or enforce building codes that require protection from wind-borne debris but our competitors enter those markets with products superior to ours in performance or price, demand for our products in such markets may not develop. Our business plan also provides for our introduction of new product lines, such as our new vinyl WinGuard products, and our new multi-story product line. If our competitors release new products that are superior to ours in performance or price, or if we cannot develop products that meet customers’ demands or introduce our products in a timely manner, we may be unable to generate sales of such new products.
      We are also expanding our business by moving our operations in North Carolina to a larger facility, which we acquired in February 2006. This new facility will significantly increase our manufacturing capacity. However, we may not be able to expand our operations in North Carolina in an efficient and cost-effective manner or without significant disruption to our existing operations, including the diversion of management’s attention and resources from existing operations. Our failure to successfully expand our North Carolina facility could prevent us from remaining competitive or adversely affect our ability to expand into new geographic markets.

Our industry is competitive, and competition may increase as our markets grow as more states adopt or enforce building codes that require impact-resistant products.
      The window and door industry is highly competitive. We face significant competition from numerous small, regional producers, as well as a small number of national producers. Some of these competitors make products from alternative materials, including wood. Any of these competitors may (i) foresee the course of market development more accurately than do we, (ii) develop products that are superior to our products, (iii) have the ability to produce similar products at a lower cost, (iv) develop stronger relationships with window distributors, building supply distributors, and window replacement dealers, or (v) adapt more quickly to new technologies or evolving customer requirements than do we. As a result, we may not be able to compete successfully with them.
      In addition, while we are skilled at creating finished impact-resistant and other window and door products, the materials we use can be purchased by any existing or potential competitor. New competitors can enter our industry, and existing competitors may increase their efforts in the impact-resistant market. Furthermore, if the market for impact-resistant windows and doors continues to expand, larger competitors could enter, or expand their presence in, the market and may be able to compete more effectively. Finally, we may not be able to maintain our costs at a level sufficiently low for us to compete effectively. If we are unable to compete effectively, demand for our products and our profitability may decline.

Our business is currently concentrated in one state.
      Our business is concentrated geographically in Florida. In fiscal year 2005, approximately 88% of our sales were generated from sales in Florida. A decline in the economy of the state of Florida or of the coastal regions of Florida, a change in state and local building code requirements for hurricane protection, or any other adverse condition in the state could cause a decline in the demand for our products in Florida, which could decrease our sales and profitability.

Declines in the new construction or repair and remodeling markets could lower the demand for, and the pricing of, our products, which could adversely affect our results.
      The window and door industry is subject to the cyclical market pressures of the larger new construction and repair and remodeling markets, which in turn may be significantly affected by adverse changes in economic conditions such as demographic trends, employment levels, and consumer confidence. Production of new homes and home repair and remodeling projects may also decline because of shortages of qualified tradesmen, and shortages of materials. In addition, the homebuilding industry and the home repair and remodeling sector are subject to various local, state, and federal statutes, ordinances, rules, and regulations concerning zoning, building design and safety, construction, and similar matters, including regulations that impose restrictive zoning and density requirements in order to limit the number of homes that can be built within the boundaries of a particular area. Increased regulatory restrictions could limit demand for new homes and home repair and remodeling products and could negatively affect our sales and earnings. Declines in our customers’ construction levels could decrease demand for our products, which would have a significant adverse impact on our sales and results of operations.

We depend on third-party suppliers, and the prices we pay for our raw materials are subject to rapid fluctuations.
      Our ability to offer a wide variety of products to our customers is dependent upon our ability to obtain adequate material supplies from manufacturers and other suppliers. Generally, our raw materials and supplies are obtainable from various sources and in sufficient quantities. However, it is possible that our competitors or other suppliers may create laminates or products based on new technologies that are not available to us or are more effective than our products at surviving hurricane-force winds and wind-borne debris or that they may have access to products of a similar quality at lower prices.

      Our most significant raw materials include aluminum extrusion and glass, each of which is subject to periods of rapid and significant fluctuations in price. Our cost of aluminum extrusion and glass increased by 10% and 12%, respectively, over the last three years, and the total cost of our raw materials in 2005 constituted approximately 57% of our total cost of goods sold. Although in many instances we have agreements with our suppliers, these agreements are generally terminable by either party on limited notice. Moreover, other than with our suppliers of polyvinyl butyral and aluminum, we do not have long-term contracts with the majority of the suppliers of our raw materials. In addition, our current forward contracts for aluminum run through October of 2006. In the event that severe shortages of such materials occur, or if we are unable to enter into a new hedge agreement on favorable terms for the purchase of aluminum, we may experience increases in the cost of, or delay in the shipment of, our products, which may result in lower margins on the sales of our products. While historically we have been able to substantially pass on significant cost increases through to our customers, our results between periods may be negatively impacted by a delay between the cost increases and price increases in our products. Failure by our suppliers to continue to supply us with materials on commercially reasonable terms, or in our ability to pass on any future price increases could result in significantly lower margins.

Our level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, and prevent us from meeting our obligations under our debt instruments.
      As of April 1, 2006, after giving effect to the application of the net proceeds of this offering, our total indebtedness would have been $182.0 million, and our annual debt service payments for 2006 would have been $14.8 million (consisting of $14.8 million of interest and no principal). At this level of debt, a 1% increase in LIBOR would result in an increase in interest expense of $1.8 million, without giving effect to our hedging arrangements.
      Our debt could have important consequences for you, including:

•	increasing our vulnerability to general economic and industry conditions;

•	requiring a substantial portion of our cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our ability to use our cash flow to fund our operations, capital expenditures, and future business opportunities;

•	exposing us to the risk of increased interest rates because certain of our borrowings, including borrowings under our credit facilities, will be at variable rates of interest;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions, and general corporate or other purposes; and

•	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who have less debt.
      In addition, some of our debt instruments, including those governing our credit facilities, contain cross-default provisions that could result in multiple tranches of our debt being declared immediately due and payable. In such event, it is unlikely that we would be able to satisfy our obligations under all of such accelerated indebtedness simultaneously.

We may incur additional indebtedness.
      We may incur additional indebtedness under our credit facilities, which provide for up to $30 million of revolving credit borrowings. In addition, we and our subsidiary may be able to incur substantial additional indebtedness in the future, including secured debt, subject to the restrictions contained in the agreements governing our credit facilities. If new debt is added to our current debt levels, the related risks that we now face could intensify.

Our debt instruments contain various covenants that limit our ability to operate our business.
      Our credit facilities contain various provisions that limit our ability to, among other things:

•	transfer or sell assets, including the equity interests of our subsidiary, or use asset sale proceeds;

•	incur additional debt;

•	pay dividends or distributions on our capital stock or repurchase our capital stock;

•	make certain restricted payments or investments;

•	create liens to secure debt;

•	enter into transactions with affiliates;

•	merge or consolidate with another company; and

•	engage in unrelated business activities.
      In addition, our credit facilities require us to meet specified financial ratios. These covenants may restrict our ability to expand or fully pursue our business strategies. Our ability to comply with these and other provisions of our credit facilities may be affected by changes in our operating and financial performance, changes in general business and economic conditions, adverse regulatory developments, or other events beyond our control. The breach of any of these covenants, including those contained in our credit facilities, could result in a default under our indebtedness, which could cause those and other obligations to become due and payable. If any of our indebtedness is accelerated, we may not be able to repay it.

Our continued success will depend on our ability to retain our key employees and to attract and retain new qualified employees.
      Our success depends to a significant extent on the continued service of our senior management team, which has an average of 20 years of manufacturing experience, including our President, Chief Executive Officer, and co-founder, Rodney Hershberger. Although we have employment agreements with key members of our senior management team, each of our employees, subject to applicable notice requirements, may terminate his employment at any time. Our industry is highly specialized, and the pool of individuals with relevant experience in the window and door industry, especially the impact-resistant window and door industry, is limited, and retaining and training employees with the skills necessary to operate our business effectively is challenging, costly, and time-consuming. Accordingly, should we lose the services of any member of our senior management team, our board of directors would have to conduct a search for a qualified replacement. This search may be prolonged, and we may not be able to locate and hire a qualified replacement. The loss of any member of our senior management team or other experienced, senior employees could impair our ability to execute our business plan and growth strategy, cause us to lose customers and reduce our net sales, or lead to employee morale problems and the loss of other key employees. In addition, we may be unsuccessful in attracting and retaining the personnel we require to expand our operations successfully, including the expansion of our facilities in North Carolina.

We may be adversely affected by any disruption in our information technology systems.
      Our operations are dependent upon our information technology systems, which encompass all of our major business functions. For example, our Expert Configuration Order Fulfillment System enables us to synchronize the scheduling of the manufacturing processes of multiple feeder and assembly operations to serve our make-to-order needs and ship in geographical sequence, and our “Web Weaver” web-based order entry system extends the Expert Configuration technology to the dealer, allowing configuration and price-quoting from the field. A substantial disruption in our information technology systems for any prolonged period could result in delays in receiving inventory and supplies or filling customer orders and adversely affect our customer service and relationships.

We may be adversely affected by any disruptions to our manufacturing facilities or disruptions to our customer, supplier, or employee base.
      Any serious disruption to our facilities resulting from hurricanes and other weather-related events, fire, an act of terrorism, or any other cause could damage a significant portion of our inventory, affect our distribution of products, and materially impair our ability to distribute our products to customers. We could incur significantly higher costs and longer lead times associated with distributing our products to our customers during the time that it takes for us to reopen or replace a damaged facility. In addition, if there are disruptions to our customer and supplier base or to our employees caused by hurricanes, as we experienced during the 2004 hurricane season, our business could be temporarily adversely affected by higher costs for materials, increased shipping and storage costs, increased labor costs, increased absentee rates, and scheduling issues. Furthermore, some of our direct and indirect suppliers have unionized work forces, and strikes, work stoppages, or slowdowns experienced by these suppliers could result in slowdowns or closures of their facilities. Any interruption in the production or delivery of our supplies could reduce sales of our products and increase our costs.

The nature of our business exposes us to product liability and warranty claims.
      We are involved in product liability and product warranty claims relating to the products we manufacture and distribute that, if adversely determined, could adversely affect our financial condition, results of operations, and cash flows. In addition, we may be exposed to potential claims arising from the conduct of homebuilders and home remodelers and their sub-contractors. Although we currently maintain what we believe to be suitable and adequate insurance in excess of our self-insured amounts, we may not be able to maintain such insurance on acceptable terms or such insurance may not provide adequate protection against potential liabilities. Product liability claims can be expensive to defend and can divert the attention of management and other personnel for significant periods, regardless of the ultimate outcome. Claims of this nature could also have a negative impact on customer confidence in our products and our company.

We are subject to potential exposure to environmental liabilities and are subject to environmental regulation.
      We are subject to various federal, state, and local environmental laws, ordinances, and regulations. Although we believe that our facilities are in material compliance with such laws, ordinances, and regulations, as owners and lessees of real property, we can be held liable for the investigation or remediation of contamination on such properties, in some circumstances, without regard to whether we knew of or were responsible for such contamination. Remediation may be required in the future as a result of spills or releases of petroleum products or hazardous substances, the discovery of unknown environmental conditions, or more stringent standards regarding existing residual contamination. More burdensome environmental regulatory requirements may increase our general and administrative costs and may increase the risk that we may incur fines or penalties or be held liable for violations of such regulatory requirements.

A range of factors may make our quarterly net sales and earnings variable.
      We have historically experienced, and in the future will continue to experience, variability in net sales and earnings on a quarterly basis. The factors expected to contribute to this variability include, among others, (i) the cyclical nature of the homebuilding industry and the home repair and remodeling sector, (ii) general economic conditions in the various local markets in which we compete, (iii) the distribution schedules of our customers, (iv) the effects of the weather, and (v) the volatility of prices of aluminum, glass and vinyl. These factors, among others, make it difficult to project our operating results on a consistent basis.

We conduct all of our operations through our subsidiary, and rely on dividends and other payments from our subsidiary to meet all of our obligations.
      We are a holding company and derive all of our operating income from our subsidiary, PGT Industries, Inc. All of our assets are held by our subsidiary, and we rely on the earnings and cash flows of our subsidiary, which are paid to us by our subsidiary in the form of dividends and other payments, to meet our debt service obligations. The ability of our subsidiary to pay dividends or make other payments to us will depend on its respective operating results and may be restricted by, among other things, the laws of its jurisdiction of organization (which may limit the amount of funds available for the payment of dividends and other distributions to us), the terms of existing and future indebtedness and other agreements of our subsidiary, including our credit facilities, and the covenants of any future outstanding indebtedness we or our subsidiary incur.

We may be adversely affected by uncertainty in the economy and financial markets, including as a result of terrorism.
      The window and door market is subject to the cyclical market pressures of the larger new construction and repair and remodeling markets, which in turn are significantly affected by changes in the economy, including demographic trends, employment levels, and consumer confidence. Instability in the economy and financial markets, including as a result of terrorism, may result in a decrease in residential construction activity, which would adversely affect our business. In addition, war or other adverse developments, including a retaliatory military strike or terrorist attack, may cause unpredictable or unfavorable economic conditions and could have a material adverse effect on our operating results and financial condition and on our ability to raise capital. Terrorist attacks similar to the ones committed on September 11, 2001, may also directly affect our ability to keep our operations and services functioning properly.

Being a public company will increase our administrative costs.
      As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. In addition, our management team will be required to spend valuable time on administrative matters that it would otherwise devote to our business. Under the rules and regulations of the SEC, as well as those of Nasdaq, our financial compliance costs will increase. Such rules may also make it more difficult and more expensive to obtain director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

Investor confidence and the price of our common stock may be adversely affected if we are unable to comply with Section 404 of the Sarbanes-Oxley Act of 2002.
      Upon completion of this offering, we will become an SEC reporting company. As a reporting company, we will be subject to rules adopted by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, which require us to include in our annual report on Form 10-K our management’s report on, and assessment of, the effectiveness of our internal controls over financial reporting. In addition, our independent auditors must attest to and report on management’s assessment of the effectiveness of our internal controls over financial reporting and the effectiveness of such internal controls. These requirements will first apply to our annual report for the fiscal year ending December 31, 2007. If we fail to properly assess and/or achieve and maintain the adequacy of our internal controls, there is a risk that we will not comply with all of the requirements imposed by Section 404. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to help prevent financial fraud. Any failure in our development of internal controls could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could harm our business and could negatively impact the market price of our securities.

Risks Related to Our Common Stock and the Offering

There has been no prior public market for our common stock, and an active trading market may not develop.
      Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital by selling shares of capital stock and may impair our ability to acquire other companies by using our shares as consideration.

Our stock price may be volatile, and you may lose all or part of your investment.
      The initial public offering price for the shares of our common stock sold in this offering has been determined by negotiation among the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering and the price of our common stock may decline. In addition, the market price of our common stock could be highly volatile and may fluctuate substantially as a result of many factors, including:

•	actual or anticipated fluctuations in our results of operations;

•	variance in our financial performance from the expectations of market analysts;

•	announcements by us or our competitors of significant business developments, changes in customer relationships, acquisitions or expansion plans;

•	changes in the prices of our raw materials or the products we sell;

•	our involvement in litigation;

•	our sale of common stock or other securities in the future;

•	market conditions in our industry;

•	changes in key personnel;

•	the trading volume of our common stock;

•	changes in the estimation of the future size and growth rate of our markets; and

•	general economic and market conditions.
      In addition, the stock markets have experienced extreme price and volume fluctuations. Broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. If we were involved in any similar litigation we could incur substantial costs and our management’s attention and resources could be diverted.

Investors in this offering will suffer immediate and substantial dilution relative to our net tangible book value.
      The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Purchasers of our common stock in this offering will experience immediate and substantial dilution, which means that, assuming that all options issued prior to this offering are exercised:

•	you will pay a price per share that substantially exceeds the per share book value of our assets immediately following the offering after subtracting our liabilities; and

•	the purchasers in this offering will have contributed 48.8% of the total amount to fund us but will own only 29.9% of our outstanding shares.

The market price of our common stock could be negatively affected by future sales of our common stock.
      Sales by us or our stockholders of a substantial number of shares of our common stock in the public market following this offering, or the perception that these sales might occur, could cause the market price of our common stock to decline or could impair our ability to raise capital through a future sale of, or pay for acquisitions using, our equity securities. The shares held by our executive officers, our directors, and our majority stockholder following this offering will be subject to lock-up agreements and may not be sold to the public during the 180-day period following the date of this prospectus without the consent of the underwriters. Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. may, in their sole discretion and at any time without notice, release all or any portion of the shares subject to these lock-up agreements. Shares held by our officers, directors, and principal stockholder will be considered “restricted securities” within the meaning of Rule 144 under the Securities Act and, after the lock-up period, will be eligible for resale subject to certain limitations of Rule 144.
      Upon the closing of this offering, the holders of an aggregate of 14,463,776 shares of our common stock, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act of 1933. In addition to outstanding shares eligible for future sale, shares of our common stock are issuable under currently outstanding stock options granted to several officers, directors and employees. Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act registering 5,239,812 shares under our stock incentive plans. Shares included in such registration statement will be available for sale in the public market immediately after such filing except for shares held by affiliates who will have certain restrictions on their ability to sell.
                  The controlling position of an affiliate of JLL Partners will limit your ability to influence corporate matters.
      An affiliate of JLL Partners owned 91.8% of our outstanding common stock prior to this offering and, after this offering, will own 58.9% of our outstanding common stock. Accordingly, following this offering, such affiliate of JLL Partners will have significant influence over our management and affairs and over all matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets, for the foreseeable future. This concentration of ownership may have the effect of delaying or preventing a transaction such as a merger, consolidation, or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if such a transaction or change of control would benefit you or other minority stockholders. In addition, this concentrated control will limit your ability to influence corporate matters, and such affiliate of JLL Partners, as a controlling stockholder, could approve certain actions, including a going-private transaction, without approval of minority stockholders, subject to obtaining any required approval of our board of directors for such transaction. As a result, the market price of our common stock could be adversely affected.
                  The controlling position of an affiliate of JLL Partners will permit us to be exempt from certain Nasdaq corporate governance requirements.
      Although we intend to satisfy all applicable Nasdaq corporate governance rules, for so long as an affiliate of JLL Partners continues to own more than 50% of our outstanding shares after the consummation of the offering, we intend to avail ourselves of the Nasdaq Rule 4350(c) “controlled company” exemption that applies to companies in which more than 50% of the stockholder voting power is held by an individual, a group, or another company. This rule will grant us an exemption from the requirements that we have a majority of independent directors on our board of directors and that we have independent directors determine the compensation of executive officers and the selection of nominees to the board of directors. However, we intend to comply with such requirements in the event that such affiliate of JLL Partners’ ownership falls to or below 50%. In addition, although we intend to increase the size of the board following completion of this offering to appoint independent directors to satisfy the requirements of the Sarbanes-Oxley Act, we currently intend that a majority of the members of our board of directors will continue to be associated with JLL Partners for so long as an affiliate of JLL Partners owns more than 50% of our outstanding shares.
                  Our directors and officers who are affiliated with JLL Partners will not have any obligation to report corporate opportunities to us.
      Because some individuals may serve as our directors or officers and as directors, officers, partners, members, managers, or employees of JLL Partners or its affiliates or investment funds and because such affiliates or investment funds may engage in similar lines of business to those in which we engage, our amended and restated certificate of incorporation allocates corporate opportunities between us and JLL Partners and its affiliates and investment funds. Specifically, for so long as JLL Partners and its affiliates and investment funds own at least 15% of our shares of common stock, none of JLL Partners, nor any of its affiliates or investment funds, or their respective directors, officers, partners, members, managers, or employees has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as do we. In addition, if any of them acquires knowledge of a potential transaction that may be a corporate opportunity for the Company and for JLL Partners or its affiliates or investment funds, subject to certain exceptions, we will not have any expectancy in such corporate opportunity, and they will not have any obligation to communicate such opportunity to us. By becoming our stockholder, you will be deemed to have notice of and have consented to these provisions of our amended and restated certificate of incorporation that will be in effect at the completion of this offering.
                  Provisions in our charter documents could discourage a takeover that stockholders may consider favorable.
      Provisions in our certificate of incorporation and bylaws, as amended and restated upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management, even if it would benefit you or other minority stockholders. These provisions include the following:

•	Our stockholders may not remove a director without cause, and our certificate of incorporation provides for a classified board of directors with staggered, three-year terms. As a result, it could take up to three years for stockholders to replace the entire board.

•	Our board of directors has the exclusive right to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors.

•	Our stockholders may not act by written consent. As a result, holders of our capital stock would be able to take actions only at a stockholders’ meeting.

•	No stockholder may call a special meeting of stockholders. This may make it more difficult for stockholders to take certain actions.

•	We do not have cumulative voting in the election of directors. This limits the ability of minority stockholders to elect director candidates.

•	Stockholders must provide advance notice to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders’ meeting. These provisions may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

•	Amendments to some provisions of our certificate of incorporation and bylaws require a supermajority vote of our stockholders.

•	Our board of directors may issue, without stockholder approval, shares of undesignated preferred stock. The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us.

If we fail to meet the requirements of The Nasdaq National Market, our stock could be delisted, and the market for our stock could be less liquid.
      We have applied to list our common stock on The Nasdaq National Market under the symbol “PGTI.” There are continuing eligibility requirements of companies listed on The Nasdaq National Market. If we are not able to continue to satisfy the eligibility requirements for The Nasdaq National Market, then our stock may be delisted.
      The failure to maintain our listing on the Nasdaq National Market would harm the liquidity of our common stock and would have an adverse effect on the market price of our common stock. As a result, the liquidity of our common stock would be impaired, not only in the number of shares that could be bought or sold, but also through delays in the timing of transactions, reduction in security analysts’ and news media’s coverage and lower prices for our common stock than might otherwise be attained. In addition, our common stock would become subject to the “penny stock” rules that impose additional sales practice requirements on broker-dealers who sell such securities.

If securities or industry analysts do not publish research or reports about our business, our stock price and trading volume could decline.
      The trading market for our common stock will likely be significantly influenced by the research and reports that securities or industry analysts publish about us and our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. In addition, if one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our stock price or trading volume to decline.

FORWARD-LOOKING STATEMENTS
      This prospectus includes forward-looking statements regarding, among other things, our financial condition and business strategy. Forward-looking statements provide our current expectations and projections about future events. Forward-looking statements include statements about our expectations, beliefs, plans, objectives, intentions, assumptions, and other statements that are not historical facts. As a result, all statements other than statements of historical facts included in this prospectus, including, without limitation, statements under the headings “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” and “Business,” and located elsewhere in this prospectus regarding the prospects of our industry and our prospects, plans, financial position, and business strategy may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “could,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe,” or “continue,” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not necessarily mean that a statement is not forward-looking.
      Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that these expectations will prove to be correct. Important factors that could cause actual results to differ materially from our expectations are disclosed in this prospectus, including in conjunction with the forward-looking statements included in this prospectus and under the heading “Risk factors.” All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this document. These forward-looking statements speak only as of the date of this prospectus. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this prospectus or to reflect the occurrence of unanticipated events except as may be required by applicable securities laws. Factors, risks, and uncertainties that could cause actual outcomes and results to be materially different from those projected include, among others:

•	Our dependence on one line of products for the majority of our net sales;

•	Changes in building codes or the failure to adopt or enforce building codes;

•	Our ability to execute our strategic plans;

•	Competition in the highly fragmented window and door industry;

•	The concentration of our business in one state;

•	Declines in the new construction and repair and remodeling end markets;

•	Prices we pay for raw materials and receive for finished products fluctuate rapidly;

•	Our level of indebtedness;

•	Our incurrence of additional indebtedness;

•	Our inability to take certain actions because of restrictions in our debt agreements;

•	Dependence on key personnel;

•	Disruptions in our information technology systems;

•	Disruptions at our manufacturing facilities or in our customer, supplier, or employee base;

•	Exposure to product liability and warranty claims;

•	Exposure to environmental liabilities and regulation;

•	Variability of our quarterly revenues and earnings;

•	Our reliance on our subsidiary;

•	Economic and financial uncertainty resulting from terrorism;

•	Costs incurred as a result of becoming a public company; and

•	Our ability to meet the requirements of the Sarbanes-Oxley Act of 2002.

USE OF PROCEEDS
      We expect to receive approximately $138.0 million in net proceeds from this offering based on the sale of 8,823,529 shares at an initial offering price of $17.00 per share (which represents the midpoint of the range on the cover of this prospectus) after deducting estimated underwriting discounts and commissions and fees and expenses payable by us in connection with this offering. If the underwriters exercise their over-allotment option in full, we expect to receive approximately $158.9 million in net proceeds from this offering based on the sale of 10,147,058 shares at an initial offering price of $17.00 per share after deducting estimated underwriting discounts and commissions and fees and expenses payable by us in connection with this offering.
      We intend to use the net proceeds of this offering:

•	to repay up to $115.0 million of indebtedness under our second lien credit facility;

•	to repay up to $23.0 million of indebtedness under our first lien credit facility; and

•	for working capital and general corporate purposes.
      On February 14, 2006, we entered into an amended and restated $235 million senior secured credit facility and entered into our new $115 million second lien credit facility. The proceeds of such amended and restated senior secured credit facility and second lien credit facility were used to refinance our then-existing indebtedness; pay an approximately $83.5 million dividend to our stockholders; make an approximately $26.9 million cash payment to holders of our stock options (including applicable payroll taxes of $0.5 million) in lieu of adjusting exercise prices; pay the fees and expenses associated with our credit facilities, and for working capital and general corporate purposes.
      Throughout this prospectus we refer to such amendment and restatement of our senior secured credit facility in February 2006, entrance into the new second lien credit facility, and the use of proceeds from the term borrowings under each such facility, including the payment of a dividend of $83.5 million, and the payment to holders of our stock options of $26.9 million in lieu of adjusting exercise prices as the “recapitalization transactions.”
      The term loans under our senior secured credit facility have a maturity of six years and bear interest, at our option, at a rate equal to an adjusted LIBOR rate plus 3.0% per annum or a base rate plus 2.0% per annum. The revolving loans under our senior secured credit facility have a maturity of five years and bear interest initially, at our option (provided, that all swingline loans shall be base rate loans), at a rate equal to an adjusted LIBOR rate plus 2.75% per annum or a base rate plus 1.75% per annum, and, may decline to 2.00% for LIBOR loans and 1.00% for base rate loans if certain leverage ratios are met. The term loans under our second lien credit facility have a maturity of six and one half years and bear interest, at our option, at a rate equal to an adjusted LIBOR rate plus 7.0% per annum or a base rate plus 6.0% per annum. For further information on our credit facilities, see “Description of certain indebtedness.”
      An increase (or decrease) in the initial public offering price from the assumed initial public offering price of $17.00 per share by $1.00 would increase (or decrease) the net proceeds to us from this offering by approximately $8.2 million, after deducting estimated underwriting discounts and commissions and estimated fees and expenses associated with this offering payable by us, assuming no exercise of the underwriters’ over-allotment option and no other change to the number of shares offered by us as set forth on the cover page of this prospectus. An increase (or decrease) of 1,000,000 shares from the expected number of shares to be sold in the offering, assuming no change in the assumed initial public offering price, would increase (or decrease) the net proceeds to us from this offering by approximately $15.8 million, after deducting estimated underwriting discounts and commissions and estimated fees and expenses associated with this offering. Any such increase (or decrease) will result in a corresponding increase (or decrease) in the amount of our indebtedness that is repaid.

DIVIDEND POLICY
      We have not paid regular dividends in the past, and any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including restrictions in our debt instruments, our future earnings, capital requirements, financial condition, future prospects, and other factors that our board of directors may deem relevant. The terms of our credit facilities restrict our ability to pay dividends, and we currently do not intend to pay dividends.
      In the third quarter of 2005, we paid a dividend to our stockholders and accrued a compensation-based payment to all holders of our outstanding stock options (including vested and unvested options) in lieu of adjusting exercise prices in connection with the payment of such dividend. The aggregate dividend to stockholders was approximately $20.0 million, and the aggregate amount payable to option holders was approximately $6.6 million (including applicable payroll taxes of $0.5 million), which was recognized as stock compensation expense.
      On February 17, 2006, with a portion of the net proceeds of our second amended and restated senior secured credit facility and our new second lien credit facility, we paid a dividend to our stockholders and a compensation-based payment to all holders of our outstanding stock options (including vested and unvested options) in lieu of adjusting exercise prices in connection with the payment of such dividend. The aggregate dividend to stockholders was approximately $83.5 million, and the aggregate payment to option holders was approximately $26.9 million (including applicable payroll taxes of $0.5 million), which will be recognized as stock compensation expense.

CAPITALIZATION
      The following table sets forth our consolidated cash and cash equivalents and capitalization as of April 1, 2006, (i) on an actual basis and (ii) as adjusted to give effect to this offering and the application of the net proceeds therefrom, as if each had occurred on April 1, 2006. You should read this table in conjunction with “Use of proceeds,” “Management’s discussion and analysis of financial condition and results of operations,” and our consolidated financial statements and the notes thereto, each included elsewhere in this prospectus.

	April 1, 2006

		As Adjusted
		for this
	Actual	Offering

	(In millions)
Cash and cash equivalents	$20.6	$17.3

Debt
First lien credit facility	205.0	182.0
Second lien credit facility	115.0	—
Revolving credit facility(1)	—	—

Total debt(2)	320.0	182.0

Shareholders’ equity:
Common stock ($0.01 par value, 200.0 million shares authorized, 15.7 million and 24.6 million issued and outstanding Actual and As Adjusted at April 1, 2006, respectively)	0.2	0.2
Additional paid-in capital(2)	69.1	207.1
Retained earnings (accumulated deficit)	(14.1)	(15.5)
Accumulated other comprehensive income	3.7	3.7

Total shareholders’ equity	58.9	195.5

Total capitalization(2)	$378.9	$377.5

(1)	As of the date hereof, there are no borrowings outstanding under our $30 million Revolving Credit Facility, although $5.4 million of letters of credit are outstanding thereunder. See “Description of certain indebtedness.”

(2)	To the extent we change the number of shares of common stock we sell in this offering from the shares we expect to sell, or we change the initial public offering price from the $17.00 per share assumed initial public offering price, or any combination of these events occurs, our net proceeds from this offering, As Adjusted total debt and As Adjusted additional paid-in capital may increase or decrease correspondingly. An increase (or decrease) of $1.00 from the assumed initial public offering price, assuming no change in the number of shares of common stock to be sold and no exercise of the underwriters’ over-allotment option, would increase (or decrease) our net proceeds from this offering and our As Adjusted additional paid-in capital by approximately $8.2 million and decrease (or increase) our As Adjusted total debt by approximately $8.2 million. An increase (or decrease) of 1,000,000 shares from the expected number of shares to be sold in the offering, assuming no change in the assumed initial public offering price and no exercise of the underwriters’ over-allotment option, would increase (or decrease) our net proceeds from this offering and our As Adjusted additional paid-in capital by approximately $15.8 million and decrease (or increase) our As Adjusted total debt by approximately $15.8 million.

DILUTION
      If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after giving effect to this offering. Our net tangible book value as of April 1, 2006, was approximately $(221.2) million, or approximately $(14.04) per share of common stock. Net tangible book value per share is equal to our total tangible assets minus total liabilities all divided by the number of shares of common stock outstanding as of April 1, 2006. After giving effect to the sale of 8,823,529 shares of our common stock in this offering at an assumed initial public offering price of $17.00 per share, and after deducting estimated underwriting discounts and commissions, our estimated offering expenses, and expenses to pay down debt, our pro forma as adjusted net tangible book value as of April 1, 2006, would have been approximately $(84.6) million, or approximately $(3.44) per share of common stock. The difference represents an immediate increase in pro forma net tangible book value of approximately $10.60 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $20.44 per share to new investors.
      The following table illustrates the per share dilution to the new investors:

Per Share

Assumed initial public offering price	$17.00
Net tangible book value as of April 1, 2006	(14.04)
Increase in net tangible book value attributable to this offering	10.60
Pro forma as adjusted net tangible book value after this offering	(3.44)
Dilution to new investors in this offering	$20.44
      If the underwriters exercise their over-allotment option in full, pro forma as adjusted net tangible book value would increase to approximately $(2.46) per share, representing an increase to existing stockholders of approximately $11.58 per share, and there would be an immediate dilution of approximately $19.46 per share to new investors.
      An increase (or decrease) in the initial public offering price from the assumed initial public offering price of $17.00 per share by $1.00 would increase (or decrease) our pro forma as adjusted net tangible book value after giving effect to this offering by approximately $8.2 million, our pro forma as adjusted net tangible book value per share after giving effect to this offering by $0.33 per share and the dilution in net tangible book value per share to new investors in this offering by $0.67 per share, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option and no other change to the number of shares offered by us as set forth on the cover page of this prospectus. An increase of 1,000,000 shares from the expected number of shares to be sold in the offering, assuming no change in the initial public offering price per share from the price assumed above, would increase our pro forma as adjusted net tangible book value after giving effect to this offering by approximately $15.8 million, our pro forma as adjusted net tangible book value per share after giving effect to this offering by $0.75 per share and the dilution in net tangible book value per share to new investors in this offering by $(0.75) per share, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option. A decrease of 1,000,000 shares from the expected number of shares to be sold in the offering, assuming no change in the initial public offering price per share from the price assumed above, would decrease our pro forma as adjusted net tangible book value after giving effect to this offering by approximately $15.8 million, our pro forma as adjusted net tangible book value per share after giving effect to this offering by $(0.82) per share, and the dilution in net tangible book value per share to new investors in this offering by $0.82 per share, after deducting the estimated underwriting discounts and commissions and estimated aggregate offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option.

      The following table summarizes the differences between our existing stockholders (and option holders) and investors in this offering with respect to the total number of shares of common stock held by such stockholders (or subject to outstanding options), the total consideration paid to us (or payable upon exercise of outstanding options), and the average price per share paid by our existing stockholders (or payable by option holders upon exercise of outstanding options) and the price per share paid by investors in this offering before deducting estimated underwriting discounts and commissions and our estimated offering expenses:

					Average
	Shares or Options				Price
	Purchased		Total Consideration		Per
					Share or
	Number	Percent	Amount	Percent	Option

Shares issued and outstanding	15,749,483	53.4%	$135,858,698	44.2%	$8.63
Shares issuable upon exercise of outstanding options	4,938,536	16.7%	21,696,595	7.0%	4.39
Shares issued in this offering	8,823,529	29.9%	150,000,000	48.8%	17.00

Total	29,511,548	100.0%	$307,555,293	100.0%	$10.42

If the underwriters exercise their over-allotment option in full, the following will occur, assuming exercise of all outstanding options:

•	the pro forma as adjusted percentage of shares of our common stock held by existing stockholders will decrease to approximately 51.1% of the total number of pro forma as adjusted shares of our common stock outstanding after this offering; and

•	the pro forma as adjusted number of shares of our common stock held by new public investors will increase to 10,147,058, or approximately 32.9% of the total pro forma as adjusted number of shares of our common stock outstanding after this offering.
      An increase (or decrease) in the initial public offering price from the assumed initial public offering price of $17.00 per share by $1.00 would increase (or decrease) total consideration paid by new investors purchasing stock from us in this offering, total consideration paid by all investors described above, and the total average price per share paid by all such investors by $8.8 million, $8.8 million, and $0.30, respectively, assuming no change to the number of shares offered by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and other expenses of this offering. An increase (or decrease) of 1,000,000 shares from the expected number of shares to be sold in the offering, assuming no change in the initial public offering price per share from the price assumed above, would increase (or decrease) total consideration paid by new investors purchasing stock from us in this offering, total consideration paid by all investors described above, and the total average price per share paid by all such investors by $17.0 million, $17.0 million, and $0.22, respectively, without deducting underwriting discounts and commissions and other expenses of this offering.
      The discussion and tables above exclude 3.0 million shares of our common stock available for future grant or issuance under our 2006 Equity Incentive Plan.
      Based on the estimated initial public offering price of $17.00, the intrinsic value of options outstanding at June 7, 2006 was $62.3 million, of which $50.6 million related to vested options and $11.7 million related to unvested options.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
      The following table sets forth selected historical consolidated financial information and other data of the periods or at each date indicated. The selected historical financial data as of and for the first quarters ended April 1, 2006 and April 2, 2005, have been derived from our unaudited condensed consolidated financial statements and related noted thereto included in this prospectus. The selected historical financial data as of December 31, 2005 and January 1, 2005 and for the year ended December 31, 2005, and the period January 30, 2004 to January 1, 2005, have been derived from our audited consolidated financial statements and related notes thereto included in the prospectus, which have been audited by Ernst & Young LLP, independent registered public accounting firm. The selected historical financial data for the period December 28, 2003 to January 29, 2004, and the year ended December 27, 2003, have been derived from PGT Holding Company’s audited consolidated financial statements and related notes thereto included in this prospectus, which have been audited by Ernst & Young LLP, independent registered public accounting firm. Throughout this prospectus, we refer to PGT Holding Company as our Predecessor. The selected historical financial data as of December 27, 2003, and December 28, 2002, and for the year ended December 28, 2002 and the period January 29, 2001 to December 29, 2001, have been derived from our Predecessor’s audited consolidated financial statements and related notes thereto not included in this prospectus.
      On January 29, 2004, we were acquired by an affiliate of JLL Partners in a purchase business combination. This acquisition was accounted for using purchase accounting in accordance with SFAS No. 141, “Business Combinations.” The post-acquisition periods of our Company have been impacted by the application of purchase accounting resulting in incremental, non-cash depreciation expense and non-cash amortization of intangible assets. Accordingly, the results of operation for the periods of our Company are not comparable to the results of operation for the Predecessor periods.
      All information included in the following tables should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and with the consolidated financial statements and related notes, included elsewhere in this prospectus.

	Company				Predecessor

	First	First
	Quarter	Quarter		January 30,	December 28,			January 29,
	Ended	Ended	Year Ended	2004 to	2003 to	Year Ended	Year Ended	2001 to
Consolidated Selected	April 1,	April 2,	December 31,	January 1,	January 29,	December 27,	December 28,	December 29,
Financial Data	2006	2005	2005	2005	2004	2003	2002	2001

	(Unaudited)
	(In thousands, except per share amounts)
Net sales	$96,355	$79,364	$332,813	$237,350	$19,044	$222,594	$160,627	$124,957
Cost of sales	60,634	49,636	209,475	152,316	13,997	135,285	96,327	75,071

Gross margin	35,721	29,728	123,338	85,034	5,047	87,309	64,300	49,886
Selling, general and administrative expenses(1)	21,868	19,492	83,634	63,494	6,024	55,655	40,761	34,461
Write off of trademark	—	—	7,200	—	—	—	—	—
Stock compensation expense(2)	26,898	—	7,146	—	—	—	—	—

Income (loss) from operations	(13,045)	10,236	25,358	21,540	(977)	31,654	23,539	15,425
Other (income) expense, net(3)	(409)	(81)	(286)	124	—	—	—	—
Interest expense	10,359	3,143	13,871	9,893	518	7,292	7,630	7,567

Income (loss) before income taxes	(22,995)	7,174	11,773	11,523	(1,495)	24,362	15,909	7,858
Income tax expense (benefit)	(8,919)	2,382	3,910	4,531	(912)	9,397	6,287	2,955

Net income (loss)	$(14,076)	$4,792	$7,863	$6,992	$(583)	$14,965	$9,622	$4,903

Net income (loss) per common share — basic(4)(6)	$(0.89)	$0.30	$0.50	$0.44	N/A	N/A	N/A	N/A
Net income (loss) per common and common equivalent share — diluted(4)(6)	$(0.89)	$0.28	$0.45	$0.41	N/A	N/A	N/A	N/A
Weighted average shares outstanding — basic(5)(6)	15,749	15,720	15,723	15,720	N/A	N/A	N/A	N/A
Weighted average shares outstanding — diluted(5)(6)	15,749	17,221	17,299	17,221	N/A	N/A	N/A	N/A
Unaudited pro forma net income (loss) per common share — basic	$(0.64)		$0.36
Unaudited pro forma net income (loss) per common share and common equivalent share — diluted	$(0.64)		$0.34
Balance Sheet data (end of period):
Cash and cash equivalents	$20,642	$2,295	$3,270	$2,525	$12,191	$8,536	$9,399	$6,493
Total assets	461,329	410,871	425,553	409,936	157,084	154,505	138,658	128,305
Total debt, including current portion	320,000	160,375	183,525	168,375	61,683	61,641	66,803	70,354
Shareholders’ equity	58,943	171,065	156,571	166,107	68,187	68,731	52,169	43,095
Other financial data:
Depreciation	$2,255	$1,637	$7,503	$5,221	$484	$5,075	$4,099	$3,036
Amortization	1,564	2,005	8,020	9,289	44	458	458	2,894

(1)	Includes management fees paid to our majority stockholder. The management services agreement pursuant to which these fees were paid will terminate upon consummation of this offering.

(2)	Represents amounts paid to stock option holders (including applicable payroll taxes) in lieu of adjusting exercise prices in connection with the dividends paid to shareholders in September 2005 and February 2006 of $6.6 million and $26.9 million, respectively. These amounts include amounts paid to stock option holders whose other compensation is a component of cost of sales of $1.3 million and $5.1 million, respectively. Also includes stock issuance expense of $0.5 million in 2005.

(3)	Includes the amortization of our interest rate cap.

(4)	Basic net income per share represents net income divided by weighted average common shares outstanding, and diluted net income per share represents net income divided by weighted average common and common equivalent shares outstanding. Due to the significant change in our capital structure on January 29, 2004, the Predecessor amount has not been presented because it is not considered comparable to our Company’s amount.

(5)	Weighted average shares outstanding — basic represents the weighted average number of shares of common stock outstanding and is determined by measuring (a) the shares outstanding during each portion of the respective reporting period that shares of common stock have been outstanding relative to (b) the total amount of time in such reporting period. Weighted average shares outstanding — diluted represents the basic weighted average shares outstanding, adjusted to include the number of additional shares of common stock that would have been outstanding if the dilutive shares of common stock issuable upon exercise of our stock options had been issued.

(6)	Reflects the impact of the 662.07889-for-1 stock split as discussed in Note 9 to the unaudited condensed consolidated financial statements included elsewhere herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
      The following discussion of our financial condition and results of operations should be read in conjunction with all of the consolidated historical financial statements and the notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements. Please see “Risk factors” and “Forward-looking statements” for a discussion of certain of the uncertainties, risks and assumptions associated with these statements.
Basis of Presentation
      On January 29, 2004, our predecessor, PGT Holding Company, was acquired by an affiliate of JLL Partners. The consolidated results of operations for the year ended December 27, 2003 as well as the period from December 28, 2003 to January 29, 2004 represent periods of PGT Holding Company, referred to as our “Predecessor.” The consolidated results of operations for the period from January 30, 2004 to January 1, 2005, and the year ended December 31, 2005, as well as the consolidated balance sheets at the end of each period, represent periods of our company.
      In accordance with GAAP, we have separated our historical financial results for the Predecessor and our company. Purchase accounting requires that the historical carrying value of assets acquired and liabilities assumed be adjusted to fair value, which may yield results that are not comparable on a period-to-period basis due to the different, and sometimes higher, cost basis associated with the allocation of the purchase price. There were no material changes to the operations or customer relationships of the business as a result of the acquisition of the Predecessor.
      In evaluating our results of operations and financial performance, our management has compared our full year results for 2005 and of our Predecessor for 2003 to our eleven-month period from January 30, 2004 to January 1, 2005. The one-month period of our Predecessor from December 28, 2003 to January 29, 2004 is not included in such comparisons because it does not reflect the purchase accounting that resulted from our acquisition by an affiliate of JLL Partners on January 29, 2004, and accordingly is not comparable to our eleven-month period from January 30, 2004 to January 1, 2005.
Overview
      We are the leading U.S. manufacturer and supplier of residential impact-resistant windows and doors and pioneered the U.S. impact-resistant window and door industry in the aftermath of Hurricane Andrew in 1992. Our impact-resistant products, which are marketed under the WinGuard brand name, combine heavy-duty aluminum or vinyl frames with laminated glass to provide protection from hurricane-force winds and wind-borne debris by maintaining their structural integrity and preventing penetration by impacting objects. Impact-resistant windows and doors satisfy increasingly stringent building codes in hurricane-prone coastal states and provide an attractive alternative to shutters and other “active” forms of hurricane protection that require installation and removal before and after each storm. Our current market share in Florida, which is the largest U.S. impact-resistant window and door market, is significantly greater than that of any of our competitors. WinGuard sales have increased at a compound annual growth rate of 51% since 1999 and represented 56% of our 2005 net sales, as compared to 17% of our 1999 net sales. We expect WinGuard sales to continue to represent an increasingly greater percentage of our net sales. In addition to our core WinGuard product line, we offer a complete range of premium, made-to-order and fully customizable aluminum and vinyl windows and doors primarily targeting the non-impact-resistant market, which represented 44% of our 2005 net sales. We manufacture these products in a wide variety of styles, including single hung, horizontal roller, casement, and sliding glass doors and we also manufacture sliding panels used for enclosing screened-in porches. Our products are sold to both the residential new construction and home repair and remodeling end markets. For the year ended December 31, 2005, we generated net sales of $332.8 million, resulting in a compound annual growth rate of 23.7% since 1999. In the first quarter of 2006, we generated net sales of $96.4 million, a 21.4% increase over net sales generated in the first quarter of 2005.

      The impact-resistant window and door market is growing faster than any major segment of the overall window and door industry. This growth has been driven primarily by increased adoption and more active enforcement of stringent building codes that mandate the use of impact-resistant products and increased penetration of impact-resistant windows and doors relative to active forms of hurricane protection. An estimated 80% of the U.S. impact-resistant market uses active forms of hurricane protection. However, homeowners are increasingly choosing impact-resistant windows and doors due to ease of use, superior product performance, improved aesthetics, higher security features, and resulting lower insurance premiums for homeowners relative to standard windows. While offering all of these benefits, our WinGuard products are comparably priced to the combination of traditional windows and shutters. In addition, awareness of the benefits provided by impact-resistant windows and doors has increased dramatically due to media coverage of recent hurricanes and the experience of coastal homeowners and building contractors with these products. We have over one million installed WinGuard units and, following the devastating 2004 and 2005 hurricane seasons, there were no reported impact failures. According to the National Hurricane Center, we are currently in a period of heightened hurricane activity that could last another 10 to 20 years, which we expect to further drive awareness of impact-resistant windows and doors.
      The geographic regions in which we currently operate include the Southeastern U.S., the Gulf Coast and the Caribbean. According to The Freedonia Group, the Southeastern U.S. and the Gulf Coast comprise 41% of the total U.S. window and door market and are benefiting from population growth rates above the national average and from growing second home ownership. Additionally, we expect increased demand along the Atlantic coast, from Georgia to New York, as recently adopted building codes are enforced and awareness of the PGT brand continues to grow. We distribute our products through multiple channels, including over 1,300 window distributors, building supply distributors, window replacement dealers and enclosure contractors. This broad distribution network provides us with the flexibility to meet demand as it shifts between the residential new construction and repair and remodeling end markets. We offer a compelling value proposition to our customers centered on our high quality and fully customizable products, industry-leading lead times with 99% on-time delivery, and superior after-sale support. We believe our reputation for outstanding service and quality, strong brand awareness, leading market position and building code expertise provide us with sustainable competitive advantages.
      We operate strategically located manufacturing facilities in North Venice, Florida and Lexington, North Carolina, both capable of producing fully-customizable windows and doors. Our North Venice plant is vertically integrated with a glass tempering and laminating facility, which provides us with a consistent source of impact-resistant laminated glass, shorter lead times, and substantially lower costs relative to third-party sourcing. Because of increased demand for our products, we are moving our Lexington operations to a larger facility in Salisbury, North Carolina that we acquired in February 2006. This facility will increase our manufacturing capacity by over 160,000 square feet, include glass laminating and tempering capabilities, and support the expansion of our geographic footprint as the impact-resistant market continues to grow.
     Our History
      Our subsidiary, PGT Industries, Inc., was founded in 1980 as Vinyl Technology, Inc. by Paul Hostetler and our current President and Chief Executive Officer, Rodney Hershberger. The PGT brand was established in 1987, and we introduced our WinGuard product line in the aftermath of Hurricane Andrew in 1992.
      PGT Industries acquired Triple Diamond Glass of Venice, Florida in December 2001 and in 2002 acquired Binnings Building Products, Inc. of Lexington, North Carolina. These acquisitions were effected to acquire additional manufacturing capacity.
      PGT, Inc. is a Delaware corporation formed on December 16, 2003, as JLL Window Holdings, Inc. by an affiliate of JLL Partners in connection with its acquisition of PGT Industries. In connection with the acquisition, PGT Holding Company (the then-parent corporation of PGT Industries) was merged with and into JLL Window Holdings, Inc. For more information about such acquisition, see Note 4 to our audited consolidated financial statements included herein. On February 15, 2006, our name was changed to PGT, Inc.

     Factors influencing future results of operations
      Our future results of operations will be affected by the following factors, some of which are beyond our control.
          Residential new construction
      Our business is driven in part by residential new construction activity. According to the U.S. Census Bureau, U.S. housing starts were 1.96 million in 2004 and 2.07 million in 2005. According to The Freedonia Group and the Joint Center for Housing Studies of Harvard University, strong housing demand will continue to be supported over the next decade by new household formations, increasing homeownership rates, the size and age of the population, an aging housing stock (approximately 35% of existing homes were built before 1960), improved financing options for buyers and immigration trends.
          Home repair and remodeling expenditures
      Our business is also driven by the home repair and remodeling market. According to the U.S. Census Bureau, national home repair and remodeling expenditures have increased in 36 of the past 40 years. This growth is mainly the result of the aging U.S. housing stock, increasing homeownership rates and older homeowners’ electing to upgrade their existing residences rather than moving into a new home. The repair and remodeling component of window and door demand tends to be less cyclical than residential new construction and partially insulates overall window and door sales from the impact of residential construction cycles.
          Adoption and Enforcement of Building Codes
      In addition to the hurricane-prone coastal states that already have adopted building codes requiring wind-borne debris protection, we expect additional states to adopt and enforce similar building codes, which will further expand the market opportunity for WinGuard. The speed with which new states adopt and enforce these building codes may impact our growth opportunities in new geographical markets.
          Cyclical market pressures
      Our financial performance will be impacted by economic conditions nationally and locally in the markets we serve. Our operating results are subject to fluctuations arising from changes in supply and demand, as well as labor costs, demographic trends, interest rates, single family and multi-family housing starts, employment levels, consumer confidence, and the availability of credit to homebuilders, contractors and homeowners.
          Sale of NatureScape
      On February 20, 2006, we sold our NatureScape product line, which constituted approximately $18.8 million of sales in 2005.
          Cost of materials
      The prices of our primary raw materials, including aluminum, laminate and glass, are subject to volatility and affect our results of operations when prices rapidly rise or fall within a relatively short period of time. We have a hedging program in place for aluminum, which represented 44% of our raw material purchases in the fourth quarter of 2005. This program requires us to anticipate our needs in order to minimize the impact of cyclical market pressures.
          Recapitalization transactions
      On February 14, 2006, we entered into an amended and restated $235 million senior secured credit facility and entered into a $115 million second lien senior secured credit facility. With the proceeds from those facilities, we refinanced $183.5 million under our prior credit facility, paid an $83.5 million dividend to shareholders, and made a $26.9 million cash payment to option holders (including applicable payroll taxes of $0.5 million) in lieu of adjusting exercise prices. We wrote off approximately $4.6 million of unamortized deferred financing costs related to the prior credit facility that was recorded as interest expense in the first quarter ended April 1, 2006. The $4.5 million of costs incurred in connection with the refinancing are included as a component of other assets, net and amortized over the terms of the new senior secured credit facility.
          Selling, general and administrative expense
      Following consummation of this offering, we will incur certain incremental costs and expenses as a result of being a public company, including costs associated with our reporting requirements.
Critical Accounting Policies and Estimates
      Critical accounting policies are those that both are important to the accurate portrayal of a company’s financial condition and results, and require subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.
      In order to prepare financial statements that conform to accounting principles generally accepted in the U.S., commonly referred to as GAAP, we make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Certain estimates are particularly sensitive due to their significance to the financial statements and the possibility that future events may be significantly different from our expectations.
      We have identified the following accounting policies that require us to make the most subjective or complex judgments in order to fairly present our consolidated financial position and results of operations.
     Revenue recognition
      We recognize sales when all of the following criteria have been met: a valid customer order with a fixed price has been received; the product has been delivered and accepted by the customer; and collectibility is reasonably assured. All sales recognized are net of allowances for cash discounts and estimated returns, which are estimated using historical experience.
     Allowance for doubtful accounts and related reserves
      We extend credit to qualified dealers and distributors, generally on a non-collateralized basis. Accounts receivable are recorded at their gross receivable amount, reduced by an allowance for doubtful accounts that results in the receivable being recorded at estimated net realizable value. The allowance for doubtful accounts is based on management’s assessment of the amount which may become uncollectible in the future and is determined based on our write-off history, aging of receivables, specific identification of uncollectible accounts, and consideration of prevailing economic and industry conditions. Uncollectible accounts are charged off after repeated attempts to collect from the customer have been unsuccessful. The difference between actual write-offs and estimated reserves has not been material.
      Over the three-year period ending December 31, 2005, we recorded an expense averaging $1.1 million per year for potential uncollectible accounts. During this period, allowance for doubtful accounts has ranged from $0.4 million to $2.5 million, and write-off of uncollectible accounts, net of recoveries, averaged approximately $0.4 million.
     Long-lived assets
      We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of long-lived assets to future undiscounted net cash flows expected to be generated, based on management estimates, in accordance with Statements of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Estimates made by management are subject to change and include such things as future growth assumptions, operating and capital expenditure requirements, asset useful lives and other factors, changes in which could materially impact the results of the impairment test. If such assets are considered to be impaired, the impairment recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell, and depreciation is no longer recorded.
     Goodwill
      The impairment evaluation for goodwill is conducted at the end of each fiscal year, or more frequently if events or changes in circumstances indicate that an asset might be impaired. The evaluation is performed by using a two-step process. In the first step, which is used to screen for potential impairment, the fair value of the reporting unit is compared with the carrying amount of the reporting unit, including goodwill. The estimated fair value of the reporting unit is determined using the discounted future cash flows method, based on management estimates. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, then a second step, which determines the amount of the goodwill impairment to be recorded must be completed. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets). The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference. Estimation of fair value is dependent on a number of factors, including, but not limited to, interest rates, future growth assumptions, operations and capital expenditure requirements and other factors which are subject to change and could materially impact the results of the impairment tests. Unless our actual results differ significantly from those in our estimation of fair value, it would not result in an impairment of goodwill.
     Warranties
      We have warranty obligations with respect to most of our manufactured products. Obligations vary by product components. The reserve for warranties is based on our assessment of the costs that will have to be incurred to satisfy warranty obligations on recorded net sales. The reserve is determined after assessing our warranty history and specific identification of our estimated future warranty obligations.
      Over the three-year period ending December 31, 2005, we recorded a warranty expense averaging $3.5 million per year for costs related to warranties on our products. During this period, the accrual for warranties as a percentage of net sales has ranged from 1.0% in 2003 and 2004 to 1.7% in 2005. This increase in warranty accrual in 2005 resulted from a change in sales mix toward products that carry a higher replacement cost of materials and additional labor cost to service the product in the field.
     Derivative instruments
      We account for derivative instruments in accordance with Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (“SFAS No. 133”). SFAS No. 133 requires us to recognize all of our derivative instruments as either assets or liabilities in the consolidated balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, we must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, a cash flow hedge or a hedge of a net investment in a foreign operation.
      All derivative instruments currently utilized by us are designated and accounted for as cash flow hedges (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk). SFAS No. 133 provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument be reported as a component of other comprehensive income and be reclassified into earnings in the same period or periods during which the transaction affects earnings. The remaining gain or loss on the derivative instrument, if any, must be recognized currently in earnings.

     Stock compensation
      We adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payment (SFAS 123R), on January 1, 2006. This statement is a fair-value approach for measuring stock-based compensation and requires us to recognize the cost of employee services received in exchange for our Company’s equity instruments. Under SFAS 123R, we are required to record compensation expense over an award’s vesting period based on the award’s fair value at the date of grant. We have elected to adopt SFAS 123R on a prospective basis; accordingly, our financial statements for periods prior to January 1, 2006, do not include compensation costs calculated under the fair value method. The results of prior periods have not been restated.
      Prior to January 1, 2006, we applied Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees (APB 25), and therefore recorded the intrinsic value of stock-based compensation as expense.
      On July 5, 2005 and November 30, 2005, we granted employees stock options to acquire 0.5 million and 0.2 million shares of our common stock, with an exercise price of $8.64 and $12.84, respectively. The exercise price of such options was determined by our Board of Directors, members of which have expertise in the industry and in valuation of securities, with input from management. Subsequently, we performed a retrospective valuation to estimate the fair value of the underlying common stock as of June 30, 2005 and November 30, 2005, respectively, to confirm the exercise price of the stock options set by the Board of Directors was at or above the fair value of the underlying common stock. With respect to the July 5, 2005 grant, the value of the underlying common stock was determined as of June 30, 2005, which was the nearest month end.
      We used (i) the market multiple and comparable transaction methodologies to estimate the fair value of our common stock as of June 30, 2005 and (ii) the market multiple, comparable transaction and discounted cash flow methodologies to estimate the fair value of our common stock as of November 30, 2005. The discounted cash flow methodology was used in the valuation as of November 30, 2005 because we had developed long-term projections permitting use of this methodology. The inclusion of this methodology had no material impact on the valuation. The significant factors and assumptions underlying the methodologies used to estimate the fair value of our common stock as of June 30, 2005 and November 30, 2005 are as follows:

Market Multiple Methodology

•	Multiples used in this methodology were determined through an analysis of certain publicly traded companies, which were selected on the basis of operational and economic similarity with our business operations.

•	Revenue and earnings multiples, when applicable, were calculated for the comparable companies based upon trading prices.

•	A comparative risk analysis between the public companies and us formed the basis for the selection of appropriate risk adjusted multiplies.

•	The risk analysis incorporated both quantitative and qualitative risk factors which related to, among other things, the nature of the industry in which we and the other comparable companies are engaged.

Comparable Transaction Methodology

•	This methodology involved analysis of multiples of earnings and cash flow for transactions involving a change in the controlling interest of companies with similar operations to ours.

•	Multiples used in this methodology were determined through an analysis of such transactions.

•	Earnings multiples, when applicable, were calculated for the comparable transactions, and a comparative risk analysis between the companies acquired in these transactions and us formed the basis for the selection of appropriate risk adjusted multiples.

•	Because this methodology involves controlling interest values resulting from purchases of greater than 50% of the stock of each target company, an adjustment was made to remove the control premium to reflect a minority interest valuation basis. The control premium utilized was 15% based on control premiums observed in the building products industry.

Discounted Cash Flow Methodology

•	This methodology involved estimating the present value of the projected cash flows to be generated from our business, and then applying a discount rate to the projected cash flows to reflect all risks of ownership and the associated risks of realizing the stream of projected cash flows.

•	Because the cash flows were only projected over a limited number of years, a terminal value was computed as of the end of the last period of projected cash flows, which value was an estimate of the value of the enterprise on a going concern basis as of that future point in time.

•	Our valuation was then determined by discounting each of the projected future cash flows and the terminal value back to the present time and summing the results.
      Each of the methods was used to determine our valuation from operations. We determined a range of our value based on each of the valuation methodologies used, and then calculated an average value of our common stock, weighting the results of each methodology equally, since each of the methodologies was equally reliable. As of June 30, 2005, the market multiple methodology resulted in a fair value of our Company between approximately $323 million and $378 million and the comparable transaction methodology resulted in a fair value of our Company between approximately $297 million and $329 million. As of November 30, 2005, the market multiple methodology resulted in a fair value of our Company between approximately $405 million and $459 million, the comparable transaction methodology resulted in a fair value of our Company between approximately $392 million and $434 million, and the discounted cash flow methodology resulted in a fair value of our Company between approximately $397 million and $473 million.
      In determining these calculations, we assumed a lack of marketability discount of 20% as of July 5, 2005 and 10% as of November 30, 2005. We determined these discounts based primarily upon the AICPA’s practice aid titled “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” (2004), which provides best practices relating to the valuation of privately-held securities. The determination of the reasonable lack of marketability discount is based on qualitative and quantitative analysis, and subjective judgment of the following factors that, according to the AICPA practice guide, should be considered:

•	Prospects for liquidity; expectation of a market in the future;

•	Number, extent, and terms of existing contractual arrangements requiring the enterprise to purchase or sell its equity securities;

•	Restrictions on transferability of equity securities by the holder;

•	Pool of potential buyers;

•	Risk of volatility;

•	Size and timing of distributions;

•	Uncertainty of value;

•	Concentration of ownership;

•	Historical financial performance; and

•	Economic outlook of the enterprise.
      Of these factors, we believe that the first should be given particular weight.
      The differences in the fair values of our common stock as of July 5, 2005 and November 30, 2005 are primarily attributable to our significantly improved financial performance, as evidenced by our third quarter net sales of $87.1 million. This represented an 11.3% increase over net sales generated in the second quarter of 2005 and exceeded our forecast by 13.3%. Such increase was due to growing demand for our WinGuard products, which represented 60% of our net sales for the third quarter of 2005, as compared to 52% of our net sales for the second quarter of 2005. This increased demand results primarily from increased awareness of the benefits of impact-resistant windows and doors. Our operating results also improved due to a favorable shift in product mix to our more profitable WinGuard products, with our third quarter gross margin exceeding second quarter by 18.2%. Our improved financial performance continued from the third quarter into the fourth quarter of 2005, as fourth quarter net sales exceeded our forecast by 16% and gross margin exceeded our forecast by 12.7%. Moreover, there was a 19.7% increase in the median market price of the comparable companies (constituting a

47.3% annualized increase). In addition, the marketability discount was decreased from 20% to 10% to account for the difference in the expected time to our initial public offering.
      The difference between the estimated public offering price of $17.00 (which is the midpoint of the range on the front cover of this prospectus) and the fair value of our common stock as of November 30, 2005, is primarily attributable to our significantly improved financial performance, as evidenced by our first quarter net sales of $96.4 million. This represented a 21.4% increase over net sales generated in the first quarter of 2005 and exceeded our forecast by 10%. Such increase was due to growing demand for our WinGuard products, which represented 62% of our net sales for the first quarter of 2006, as compared to 56% of our net sales for the year ended December 31, 2005. The increased demand for WinGuard products resulted from increased awareness of the benefits of impact-resistant windows and doors. Our operating results also improved due to a favorable shift in product mix to our more profitable WinGuard products. Our gross margin exceeded forecast by 15%. Moreover, in determining the public offering price, we revised the list of comparable companies to include companies that we believe were more comparable to us than the ones used in November 2005. Accordingly, because these companies had values higher than some of the companies previously used on November 30, 2005, this resulted in an increased valuation of our common stock. In addition, the public offering price does not include any discount for lack of marketability, but the November 30, 2005 valuation included a 10% marketability discount.
      Stock options granted prior to this offering were valued under SFAS 123 using the minimum value method in the pro forma disclosures included in Note 2 to our audited consolidated financial statements included herein. The minimum value method excludes volatility in the calculation of fair value of stock-based compensation. In accordance with SFAS 123R, options granted that were valued using the minimum value method must be transitioned to SFAS 123R using the prospective method.
Results of Operations
First quarter ended April 1, 2006 compared with the first quarter ended April 2, 2005

Overview
      In the first quarter ended April 1, 2006, our operating results were driven by increased demand for our WinGuard windows and doors, the realization of the net impact of year over year price increases across most of our product lines, and improvements in operating efficiencies. Net sales for the first quarter ended April 1, 2006, were $96.4 million, compared with first quarter 2005 net sales of $79.4 million. Gross margin for the first quarter ended April 1, 2006, increased $6.0 million, driven by a continuing shift in product mix to higher margin WinGuard windows and doors. Selling, general and administrative expenses for the first quarter ended April 1, 2006, increased $2.4 million from the first quarter of 2005, primarily to support our increase in net sales of 21.4%; however, as a percent of net sales, our selling, general and administrative expense improved to 22.7%, compared to 24.6% for the first quarter of 2005. Operating results were impacted by a $26.9 million stock compensation expense resulting from a payment made to stock option holders in lieu of adjusting the exercise prices, in connection with a dividend paid to shareholders in February 2006.
     Net sales
      Net sales for the first quarter ended April 1, 2006 were $96.4 million, a $17.0 million, or 21.4%, increase over net sales of $79.4 million for the first quarter ended April 2, 2005.
      The following table shows net sales classified by major product category (in millions):

	First Quarter Ended

	April 1, 2006		April 2, 2005

	Sales	% of Sales	Sales	% of Sales	% Growth

WinGuard Windows and Doors	$60.0	62.3%	$39.4	49.6%	52.5%
Other Window and Door Products	36.4	37.7%	40.0	50.4%	(9.2)%

Total	$96.4	100.0%	$79.4	100.0%	21.4%

      Net sales of WinGuard Windows and Doors were $60.0 million for the first quarter ended April 1, 2006, an increase of $20.6 million, or 52.5%, from $39.4 million in net sales for the first quarter ended April 2, 2005. This growth was due to the partial effect of a 9% price increase implemented during the quarter, increased volume, and a change in our product mix resulting from increased sales of our WinGuard impact-resistant products. Demand for WinGuard products is driven by increased enforcement of strict building codes mandating the use of impact-resistant products, increased consumer and homebuilder awareness of the advantages provided by impact-resistant windows and doors over “active” forms of hurricane protection, and our successful marketing efforts, including a television advertising campaign which began running in March of 2006. As a result of the great number of different products we make and the wide variety of custom features offered (approximately 2,700 different products offered each day), as well as the fact that price increases are introduced at different times for different customers based on their order patterns, we are unable to separately quantify the impact of price and volume increases on our increased net sales. We track our sales volume based on our customer orders, which typically comprise multiple openings (with each opening representing an opening in the wall of a home into which one or more of our windows or doors are installed). We are currently unable to convert sales on a per-opening basis into sales on a per-product basis; however, we are currently in the process of developing internal reporting procedures to enable us to track sales on a per-product basis.
      Net sales of Other Window and Door Products were $36.4 million for the first quarter ended April 1, 2006, a decrease of $3.6 million, or 9.2%, from $40.0 million in net sales for the first quarter ended April 2, 2005. This decrease was primarily driven by a discontinuation of certain products, including Naturescape, resulting in a reduction of net sales of $5.8 million when compared to the first quarter ended April 2, 2005. We discontinued these products because they generated lower margins and had less attractive growth prospects as compared to our other product lines. In addition, discontinuation of these products allowed us to increase manufacturing capacity for our higher margin WinGuard products in our North Carolina facility. The effect of these product line discontinuations was offset in part by growth in other product categories and the net impact of year over year price increases.
     Gross margin
      Gross margin was $35.7 million for the first quarter ended April 1, 2006, an increase of $6.0 million, or 20.2%, from $29.7 million for the first quarter ended April 2, 2005. This growth was largely due to higher sales volume of our WinGuard windows and doors, which increased as a percentage of our total net sales to 62.3%, compared to 49.6% in the first quarter of 2005, and increased prices across most of our product lines. However, the increase in gross margin was negatively impacted by higher material costs primarily relating to a temporary increase in the amount of laminated glass purchased from third parties as demand for our WinGuard products increased in the first quarter of 2006 relative to the first quarter of 2005. The gross margin percentage was 37.1% for the first quarter ended April 1, 2006, a decrease of 0.4% from 37.5% for the first quarter ended April 2, 2005.
     Selling, general, and administrative expenses
      Selling, general, and administrative expenses were $21.9 million for the first quarter ended April 1, 2006, an increase of $2.4 million, or 12.2%, from $19.5 million for the first quarter ended April 2, 2005. This increase was mainly due to additional sales and marketing expenses pertaining to WinGuard, including the launch of a television advertising campaign in March of 2006. As a percentage of sales, selling, general and administrative expenses decreased by 1.9% during the first quarter of 2006 to 22.7% compared to 24.6% for the first quarter ended April 2, 2005. This decrease was due to the fact that certain fixed expenses, such as support and administrative costs, grew at a slower rate relative to the increase in net sales.
     Stock compensation expense
      For the first quarter ended April 1, 2006, stock compensation expense amounted to $26.9 million, resulting from a payment to option holders in lieu of adjusting exercise prices in connection with the payment of a dividend to shareholders in February 2006. No such expense occurred in the first quarter ended April 2, 2005.

     Interest expense
      Interest expense was $10.4 million for the first quarter ended April 1, 2006, an increase of $7.2 million from $3.1 million for the first quarter ended April 2, 2005. The increase was due to a $4.6 million write-off of previously deferred financing costs in connection with our debt refinancing on February 14, 2006, and the increase in our average debt levels to $251.8 million for the first quarter ended April 1, 2006, compared to $164.4 million for the first quarter ended April 2, 2005, as well as higher LIBOR rates.
     Income tax expense
      Our effective combined federal and state tax rate was 38.8% for the first quarter ended April 1, 2006 and 33.2% for the first quarter ended April 2, 2005. The increase in the effective tax rate was due to a reduction in the amount of North Carolina tax credits expected to be earned in 2006 compared to 2005.
2005 compared with 2004
     Overview
      Our 2005 operating results were primarily driven by strong sales growth largely resulting from increased demand for our WinGuard windows and doors and price increases across most of our product lines. Our operating results were negatively impacted by a $7.2 million write-off of our NatureScape trademark and a $7.1 million stock compensation expense resulting mainly from amounts payable to stock option holders in lieu of adjusting exercise prices in connection with the dividend paid to shareholders in September 2005.
     Net sales
      Net sales for 2005 were $332.8 million, a $95.5 million, or 40.2%, increase over sales of $237.4 million for the period January 30, 2004 to January 1, 2005. Net sales for the period January 30, 2004 to January 1, 2005 exclude net sales of $19.0 million for the one-month period of January 2004.
      The following table shows net sales classified by major product category (in millions):

			January 30, 2004
	Year Ended 2005		to January 1, 2005

		% of		% of
	Net Sales	Net Sales	Net Sales	Net Sales	% Growth

WinGuard Windows and Doors	$186.2	55.9%	$101.5	42.8%	83.4%
Other Window and Door Products	146.6	44.1%	135.9	57.2%	7.9%

Total	$332.8	100.0%	$237.4	100.0%	40.2%

      Net sales of WinGuard Windows and Doors were $186.2 million in 2005, an increase of $84.7 million, or 83.4%, from $101.5 million in net sales for the period January 30, 2004 to January 1, 2005. This growth was largely due to a volume increase resulting from increased enforcement of strict building codes mandating the use of impact-resistant products, increased consumer and homebuilder awareness of the advantages provided by impact-resistant windows and doors over “active” forms of hurricane protection, and our successful marketing efforts, including a television advertising campaign. A price increase on WinGuard Windows and Doors implemented in the first half of 2005 also had a favorable impact on WinGuard net sales. In addition, net sales of WinGuard for the period January 30, 2004 to January 1, 2005 exclude net sales of $7.6 million for the one-month period of January 2004.
      Net sales of Other Window and Door Products were $146.6 million in 2005, an increase of $10.7 million, or 7.9%, from $135.9 million for the period January 30, 2004 to January 1, 2005. This increase was partly driven by a price increase implemented in the first half of 2005 and a favorable product mix shift to higher margin products. In addition, net sales of Other Window and Door Products for the period January 30, 2004 to January 1, 2005 exclude net sales of $11.4 million for the one-month period of January 2004. However, the increase in net sales was negatively impacted by the discontinuation of certain window and door products, resulting in net sales of

$14.7 million. We discontinued these products because they generated lower margins and had less attractive growth prospects as compared to our other product lines. In addition, discontinuation of these products allowed us to increase manufacturing capacity for our WinGuard products.
     Gross margin
      Gross margin was $123.3 million in 2005, an increase of $38.3 million, or 45.0%, from $85.0 million in the period January 30, 2004 to January 1, 2005. The gross margin percentage was 37.1% in 2005, an increase of 1.3% from 35.8% in the period January 30, 2004 to January 1, 2005. This growth was largely attributable to higher sales volume, increased price across most of our product lines, and a shift in product mix as WinGuard sales increased as a percentage of our total net sales. Although we had recovered from the hurricanes in 2004, our gross margin was partially offset by increased production costs such as labor and material costs due, in part, to costs involved in adapting our operations to meet increased demand for our WinGuard products. Our WinGuard products generate a higher gross margin than our other product lines. In addition, gross profit for the period January 30, 2004 to January 1, 2005 excludes gross profit of $5.0 million for the one-month period of January 2004.

Selling, general, and administrative expenses
      Selling, general, and administrative expenses were $83.6 million in 2005, an increase of $20.1 million, or 31.7%, from $63.5 million in the period January 30, 2004 to January 1, 2005. This increase was mainly driven by a $5.1 million increase in salaries and benefits and a $5.4 million increase in bad debt and warranty expense due to higher sales volume. In addition, selling, general and administrative expenses for the period January 30, 2004 to January 1, 2005 exclude expenses of $6.0 million for the one-month period of January 2004. As a percentage of sales, selling, general and administrative expenses were 25.1% in 2005, a decrease of 1.7% from 26.8% for the period January 30, 2004 to January 1, 2005. This decrease was due to the fact that certain fixed expenses, such as support and administrative costs, grew at a slower rate relative to sales.
     Stock compensation expense
      In 2005, stock compensation expense amounted to $7.1 million due primarily to amounts payable to option holders in lieu of adjusting exercise prices in connection with the payment of a dividend to shareholders in September 2005. No such expense occurred in the period January 30, 2004 to January 1, 2005.
     Write-off of trademark
      In 2005, we wrote off our trademark in the amount of $7.2 million related to our NatureScape business that we sold on February 20, 2006. No such write-off occurred in the period January 30, 2004 to January 1, 2005.
     Interest expense
      Interest expense was $13.9 million in 2005, an increase of $4.0 million from $9.9 million in the period January 30, 2004 to January 1, 2005. This was due to the increase in LIBOR rates during 2005 as well as higher debt levels resulting from the debt refinancing that occurred in September 2005. In addition, the interest expense for the period January 30, 2004 to January 1, 2005 does not include interest expense of $0.5 million for the one-month period of January 2004.
     Income tax expense
      Our effective combined federal and state tax rate was 33.2% for the year ended 2005 and 39.3% for the period January 30, 2004 to January 1, 2005. The decrease in the effective tax rate was primarily due to increased state tax credits in North Carolina resulting from capital and labor investments at our North Carolina facility, as well as a manufacturing deduction under Internal Revenue Code Section 199. The North Carolina tax credits will continue in any year that expansion or other material investment is made in North Carolina, including 2006. The manufacturing deduction, which is limited to income generated by domestic production, will also continue in future years.

2004 compared with 2003
     Overview
      During 2004, we were impacted by four major hurricanes that hit Southeast Florida, which disrupted our operations, our customer and supplier base, and our employees. Consequently, we experienced inconsistent order patterns by our customers, higher raw material costs and surcharges, increased overhead expenses, and increased shipping and storage costs. In addition, one of the hurricanes hit the immediate area where most of our employee base resides, causing increased labor costs as many of our employees had their homes either damaged or destroyed, which resulted in increased absentee rates and scheduling issues. However, we continued to experience strong demand for our products, especially WinGuard, net sales for which grew 12.8% from the full year 2003 as compared to the period January 30, 2004 to January 1, 2005.
     Net sales
      Net sales for the period January 30, 2004 to January 1, 2005 were $237.4 million, a $14.8 million, or 6.6%, increase over sales of $222.6 million for the year ended 2003. Net sales for the period January 30, 2004 to January 1, 2005 exclude net sales of $19.0 million for the one-month period of January 2004.
      The following table shows sales classified by major product category (in millions):

	January 30, 2004 to
	January 1, 2005		Year Ended 2003

		% of		% of
	Net Sales	Net Sales	Net Sales	Net Sales	% Growth

WinGuard Windows and Doors	$101.5	42.8%	$90.0	40.4%	12.8%
Other Window and Door Products	135.9	57.2%	132.6	59.6%	2.5%

Total	$237.4	100.0%	$222.6	100.0%	6.6%

      Net sales of WinGuard Windows and Doors for the period January 30, 2004 to January 1, 2005 were $101.5 million, an increase of $11.5 million, or 12.8%, from $90.0 million for the year ended 2003. This growth was due to increased demand resulting from greater consumer and homebuilder awareness of the advantages provided by impact-resistant windows and doors over “active” forms of hurricane protection, as well as a favorable shift in product mix. However, the increase in net sales of WinGuard Windows and Doors was reduced by the fact that the period January 30, 2004 to January 1, 2005 does not include net sales of $7.6 million for the one-month period of January 2004.
      Net sales of Other Window and Door Products for the period January 30, 2004 to January 1, 2005 were $135.9 million, an increase of $3.3 million, or 2.5%, from $132.6 million for the year ended 2003. This growth was largely due to increased sales of our aluminum products of $10.7 million from national homebuilders who were buying large tracts of land and expanding their presence to new geographic markets, an increase in Vinyl window sales of $1.8 million, and an increase in Multi-Story sales of $1.2 million. However, the increase in net sales was reduced by the fact that the period January 30, 2004 to January 1, 2005 does not include net sales of approximately $11.4 million for the one-month period of January 2004.
     Gross margin
      Gross profit in the period January 30, 2004 to January 1, 2005 was $85.0 million, a decrease of $2.3 million, or 2.6%, from $87.3 million in the year ended 2003. The gross margin percentage was 35.8% in the period January 30, 2004 to January 1, 2005, a decrease of 3.4% from 39.2% in the year ended 2003. This decrease in gross margin was largely due to severe disruptions to our operations caused by four major hurricanes that hit Southeast Florida. One of the hurricanes hit the immediate area where most of our employee base resides, causing increased overhead expenses and higher labor costs as many of our employees had their homes either damaged or destroyed, which resulted in increased absentee rates and scheduling issues. The other three hurricanes disrupted our customer base and supply chain, resulting in inconsistent order patterns by our customers, higher raw material costs, surcharges, and increased shipping and storage costs. In addition, gross profit for the period January 30, 2004 to January 1, 2005 excludes results from the one-month period of January 2004 of $5.0 million. There was no material impact on gross margin in 2004 as a result of purchase accounting in connection with the acquisition.

     Selling, general, and administrative expenses
      Selling, general, and administrative expenses in the period January 30, 2004 to January 1, 2005 were $63.5 million, an increase of $7.8 million, or 14.1%, from $55.7 million in the year ended 2003. This increase was caused mainly by an $8.8 million increase in amortization expense resulting from purchase accounting in connection with our acquisition by an affiliate of JLL Partners, a $3.9 million increase in salaries and other labor costs due to an increase in volume, and a $1.6 million increase in marketing expenses. However, this increase was reduced by the fact that selling, general, and administrative expenses for the period January 30, 2004 to January 1, 2005 do not include selling, general, and administrative expenses of $6.0 million for the one-month period of January 2004. As a percentage of sales, selling, general and administrative expenses were 26.8% for the period January 30, 2004 to January 1, 2005, an increase of 1.8% from 25.0% for the year ended 2003.
     Interest expense
      Interest expense in the period January 30, 2004 to January 1, 2005 was $9.9 million, an increase of $2.6 million from $7.3 million in the year ended 2003. This is due to the increase in outstanding debt related to our acquisition by an affiliate of JLL Partners in January 2004 and does not reflect interest expense of $0.5 million for the one-month period of January 2004.
     Income tax expense
      Our effective combined federal and state tax rate was 39.3% for the period January 30, 2004 to January 1, 2005 and 38.6% for the year 2003.
Liquidity and Capital Resources
      Our primary capital requirements are to fund working capital needs, meet required debt payments, including debt service payments on our credit facilities, to fund capital expenditures, and to pay dividends, if any, on our common stock. Capital resources have primarily consisted of cash flows from operations and borrowings under our credit facilities.
Consolidated Cash Flows
      Operating activities. Cash flows used in operating activities were $20.7 million for the first quarter ended April 1, 2006, compared to cash flows provided by operating activities of $10.6 million for the first quarter ended April 2, 2005. This decrease in cash flows from operating activities of $31.3 million was primarily due to payments totaling $33.5 million made to option holders in lieu of adjusting exercise prices in connection with the payment of dividends to shareholders in February 2006 and September 2005 in the amount of $26.9 million and $6.6 million, respectively.
      Cash flows provided by operating activities were $21.7 million for the year ended 2005, compared to $14.2 million for the period January 30, 2004 to January 1, 2005. This increase in cash flows from operating activities was primarily due to an increase in net income and net changes in working capital of $7.0 million. The increase in accounts payable and accruals was primarily due to the amounts payable to option holders in lieu of adjusting exercise prices in connection with the dividends paid to shareholders in 2005. The increase in accounts receivable was largely due to increased sales activity and an increase in days sales outstanding from 37 at the end of 2004 to 50 at the end of 2005, resulting in part from temporary disruption to our customers in Southeast Florida caused by a hurricane at the end of 2005. The affected customers began to reduce past due amounts in the first quarter of 2006, lowering days sales outstanding to 47 at the end of the quarter.
      Cash flows provided by operating activities were $14.2 million for the period January 30, 2004 to January 1, 2005, compared to $18.0 million for the year ended 2003. This decrease in cash flows from operating activities was primarily due to net increases in inventories and other current assets necessary to support the higher sales activity of $4.0 million.
      Investing activities. Cash flows used in investing activities were $10.4 million for the first quarter ended April 1, 2006, compared to $2.8 million for the first quarter ended April 2, 2005. The increase in cash flows used in investing activities was due to a $7.3 million purchase of a 393,000 square foot facility in Salisbury, North Carolina in February 2006. We plan to move our current North Carolina operations in Lexington into our new facility and sell the Lexington facility upon completion of this move.
      Cash flows used in investing activities were $15.6 million for the year ended 2005, compared to $299.2 million for the period January 30, 2004 to January 1, 2005. This decrease in cash flows used in investing activities was due to our acquisition by an affiliate of JLL Partners in 2004. This was offset by higher capital spending in 2005 of $3.2 million.
      Cash flows used in investing activities were $299.2 million for the period January 30, 2004 to January 1, 2005, compared to $13.3 million for the year ended 2003. This increase in cash flows used in investing activities was due to our acquisition by an affiliate of JLL Partners in 2004 and higher capital spending of $5.1 million.
      Financing activities. Cash flows provided by financing activities were $48.5 million for the first quarter ended April 1, 2006, compared to cash flows used in financing activities of $8.0 million for the first quarter ended April 2, 2005. This increase in cash flows of $56.5 million was due to the proceeds from the refinancing completed in February 2006 of $320 million, offset by the repayment of debt totaling $183.5 million, a dividend to shareholders in February 2006 of $83.5 million, and the payment of financing costs related to the refinancing of $4.5 million. During the first quarter ended April 2, 2005, $8.0 million of cash was used to pay down the outstanding balance on debt.
      Cash flows used in financing activities was $5.4 million for the year ended 2005, compared to cash flows provided by financing activities of $287.6 million for the period January 30, 2004 to January 1, 2005. Cash flows provided by financing activities in the period January 30, 2004 to January 1, 2005 included the proceeds from the issuance of debt and common stock in connection with our acquisition by an affiliate of JLL Partners in 2004 in the amount of $295.9 million. Cash flow used in financing activities in 2005 included a dividend payment of $20.0 million, offset by a net change in long term debt of $17.2 million.
      Cash flows provided by financing activities was $287.6 million for the period January 30, 2004 to January 1, 2005, compared to cash flows used in financing activities of $5.6 million for the year ended 2003. The increase in cash provided by financing activities is largely a result of the proceeds from the issuance of debt and common stock in connection with our acquisition by an affiliate of JLL Partners in 2004 in the amount of $295.9 million.
      Capital Resources. On February 14, 2006, our company entered into a second amended and restated $235 million senior secured credit facility and a $115 million second lien term loan due August 14, 2012, with a syndicate of banks. The senior secured credit facility is composed of a $30 million revolving credit facility and a $205 million first lien term loan due in quarterly installments of $0.5 million beginning May 14, 2006 and ending November 14, 2011 and a final payment of $193.2 million on February 14, 2012.
      The term loans under the first lien term loan facility bear interest, at our option, at a rate equal to an adjusted LIBOR rate plus 3.0% per annum or a base rate plus 2.0% per annum. The loans under the revolving credit facility bear interest initially, at our option (provided, that all swingline loans shall be base rate loans), at a rate equal to an adjusted LIBOR rate plus 2.75% per annum or a base rate plus 1.75% per annum, and the margins above LIBOR and base rate may decline to 2.00% for LIBOR loans and 1.00% for base rate loans if certain leverage ratios are met. A commitment fee equal to 0.50% per annum accrues on the average daily unused amount of the commitment of each lender under the revolving credit facility and such fee is payable quarterly in arrears. We are also required to pay certain other fees with respect to the senior secured credit facility including (i) letter of credit fees on the aggregate undrawn amount of outstanding letters of credit plus the aggregate principal amount of all letter of credit reimbursement obligations, (ii) a fronting fee to the letter of credit issuing bank and (iii) administrative fees. The second lien secured credit facility bears interest, at our option, at a rate equal to an adjusted LIBOR rate plus 7.0% per annum or a base rate plus 6.0% per annum. We are required to pay certain administrative fees under the second lien secured credit facility.
      The first lien secured credit facility is secured by a perfected first priority pledge of all of the equity interests of our subsidiary and perfected first priority security interests in and mortgages on substantially all of our tangible and intangible assets and those of the guarantors, except, in the case of the stock of a foreign subsidiary, to the extent such pledge would be prohibited by applicable law or would result in materially adverse tax consequences, and subject to such other exceptions as are agreed. The senior secured credit facility contains a number of covenants that, among other things, restrict our ability and the ability of our subsidiaries to (i) dispose of assets; (ii) change our business; (iii) engage in mergers or consolidations; (iv) make certain acquisitions; (v) pay dividends or repurchase or redeem stock; (vi) incur indebtedness or guarantee obligations and issue preferred and other disqualified stock; (vii) make investments and loans; (viii) incur liens; (ix) engage in certain transactions with affiliates; (x) enter into sale and leaseback transactions; (xi) issue stock or stock options of our subsidiary; (xii) amend or prepay subordinated indebtedness and loans under the second lien secured credit facility; (xiii) modify or waive material documents; or (xiv) change our fiscal year. In addition, under the first lien secured credit facility, we are required to comply with specified financial ratios and tests, including a minimum interest coverage ratio, a maximum leverage ratio, and maximum capital expenditures.
      The second lien secured credit facility is secured by a perfected second priority pledge of all of the equity interests of our subsidiary and perfected second priority security interests in and mortgages on substantially all of our tangible and intangible assets and those of the guarantors, except, in the case of the stock of a foreign subsidiary, to the extent such pledge would be prohibited by applicable law or would result in materially adverse tax consequences, and subject to such other exceptions as are agreed. The second lien secured credit facility contains a number of covenants that, among other things, restrict our ability and the ability of our subsidiaries to (i) dispose of assets; (ii) change our business; (iii) engage in mergers or consolidations; (iv) make certain acquisitions; (v) pay dividends or repurchase or redeem stock; (vi) incur indebtedness or guarantee obligations and issue preferred and other disqualified stock; (vii) make investments and loans; (viii) incur liens; (ix) engage in certain transactions with affiliates; (x) enter into sale and leaseback transactions; (xi) issue stock or stock options; (xii) amend or prepay subordinated indebtedness; (xiii) modify or waive material documents; or (xiv) change our fiscal year. In addition, under the second lien secured credit facility, we are required to comply with specified financial ratios and tests, including a minimum interest coverage ratio, a maximum leverage ratio, and maximum capital expenditures.
      Borrowings under the new senior secured credit facility and second lien secured credit facility on February 14, 2006, were used to refinance our company’s existing debt facility, pay a cash dividend to stockholders of $83.5 million, and make a cash payment of approximately $26.9 million (including applicable payroll taxes of $0.5 million) to stock option holders in lieu of adjusting exercise prices in connection with such dividend. In connection with the refinancing, our company incurred estimated fees and expenses aggregating $4.5 million that will be included as a component of other assets, net and amortized over the terms of the new senior secured credit facilities. In the first quarter of 2006, the total cash payment to option holders and the termination penalty related to the prepayment of the existing debt were expensed and recorded as stock compensation expense and a component of interest expense, respectively. Also, our company expensed approximately $4.6 million of the unamortized deferred financing costs related to the prior credit facility recorded as interest expense.
      Based on our ability to generate cash flows from operations and our borrowing capacity under the revolver under the senior secured credit facility, we believe we will have sufficient capital to meet our short-term and long-term needs, including our capital expenditures and our debt obligations in 2006. Upon completion of this offering and use of the net proceeds as set forth herein, we expect to repay $138.0 of borrowings under our senior secured credit facilities, resulting in total long-term debt of $182.0 million.
      Capital Expenditures. Capital expenditures vary depending on prevailing business factors, including current and anticipated market conditions. For the first quarters ended April 1, 2006 and April 2, 2005, capital expenditures were $10.7 million and $2.8 million, respectively. For the year ended 2005, capital expenditures were $15.9 million, which was an increase of $3.1 million from the $12.8 million in capital expenditures in the combined year 2004. We anticipate that cash flows from operations and liquidity from the revolving credit facility will be sufficient to execute our business plans. We anticipate our capital expenditures to be $30.0 million in 2006, which includes expenditures of $18.0 million in connection with our facility expansion in North Carolina.

Disclosures of Contractual Obligations and Commercial Commitments
      The following summarizes our contractual obligations as of December 31, 2005 (in thousands):

		Payments Due by Period

		Less Than				After
Contractual Obligations	Total	1 Year	1-3 Years	4 Years	5 Years	5 Years

Long-Term Debt	$183,525	$—	$1,877	$136,353	$45,295	$—
Operating Leases	6,021	2,374	3,012	439	196	—
Interest on Long-Term Debt(1)	51,776	13,991	27,906	9,556	323	—
Purchase Obligations(2)	59,973	59,473	500	—	—	—

Total Contractual Cash Obligations	$301,295	$75,838	$33,295	$146,348	$45,814	—

(1)	Interest based on LIBOR rate of 4.54% at December 31, 2005. Actual interest may vary based on LIBOR fluctuations.

(2)	Purchase obligations are commitments to purchase raw materials used in production under contracts that expire in 2006 and 2007.
      The following summarizes our contractual obligations as of December 31, 2005, as adjusted to reflect the recapitalization transactions and this offering (in thousands):

		Payments Due by Period

		Less Than				After
Contractual Obligations	Total	1 Year	1-3 Years	4 Years	5 Years	5 Years

Long-Term Debt	$182,000	$—	$3,677	$1,838	$1,838	$174,647
Operating Leases	6,021	2,374	3,012	439	196	—
Interest on Long-Term Debt(1)	89,772	15,260	30,292	14,894	14,740	14,586
Purchase Obligations(2)	59,973	59,473	500	—	—	—

Total Contractual Cash Obligations	$337,766	$77,107	$37,481	$17,171	$16,774	$189,233

(1)	Interest based on LIBOR rate of 5.27% at June 1, 2006. Actual interest may vary based on LIBOR fluctuations.

(2)	Purchase obligations are commitments to purchase raw materials used in production under contracts that expire in 2006 and 2007.
      Purchase orders entered into in the ordinary course of business are excluded from each of the above tables. Amounts for which we are liable under purchase orders are reflected on our consolidated balance sheet as accounts payable and accrued liabilities.

Other cash obligations not reflected in the balance sheet
      The amounts reflected in the table above for operating leases represent future minimum lease payments under non-cancelable operating leases with an initial or remaining term in excess of one year at December 31, 2005.
      In accordance with GAAP, our operating leases are not recorded on our balance sheet. Under these leases we have the option of (a) purchasing the equipment at the end of the lease term at its then fair market value, (b) arranging for the sale of the equipment to a third party, or (c) returning the equipment to the lessor to sell the equipment. If the sales proceeds in either case are less than the residual value, then we are required to reimburse the lessor for the deficiency up to a specified level as stated in each lease agreement.
      Based upon the expectation that none of these leased assets will have a residual value at the end of the lease term that is materially less than the value specified in the related operating lease agreement, we do not believe it is probable that we will be required to fund any amounts under the terms of these guarantee arrangements. Accordingly, no accruals have been recognized for these guarantees.
Disclosures of Certain Market Risks
      We experience changes in interest expense when market interest rates change. Changes in our debt could also increase these risks. Based on debt outstanding at April 1, 2006, a 25 basis point increase in interest rates would result in approximately $0.8 million of additional interest costs annually. As adjusted for the application of proceeds from the offering, a 25 basis point increase in interest rates would result in approximately $0.5 million of additional interest costs annually.
      We utilize derivative financial instruments to hedge price movements of our aluminum materials. As of December 31, 2005, we covered 70% of our anticipated needs for 2006. Short term changes in the cost of aluminum, which can be significant, are sometimes passed on to our customers through price increases, however there can be no guarantee that we will be able to continue to pass such price increases to our customers or that price increases will not negatively impact sales volume, thereby adversely impacting operating income.
Recently Issued Accounting Pronouncements

Jobs creation act
      In October 2004, the American Jobs Creation Act of 2004 (the “Jobs Creation Act”) was signed into law. In December 2004, the FASB issued Staff Position 109-1 (“FSP 109-1”), Application of FASB Statement No. 109 (“SFAS No. 109”), “Accounting for Income Taxes”, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004. FSP 109-1 clarifies guidance that applies to the new deduction for qualified domestic production activities. When fully phased-in, the deduction will be up to 9% of the lesser of “qualified production activities income” or taxable income. FSP 109-1 clarifies that the deduction should be accounted for as a special deduction under SFAS No. 109 and will reduce tax expense in the period or periods that the amounts are deductible on the tax return. The tax benefits resulting from the new deduction were included in our fiscal year ending December 31, 2005, and were not material.

Inventory costs
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of Accounting Research Bulletin No. 43, Chapter 4” (“SFAS No. 151”). SFAS No. 151 requires that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) be recorded as current period charges and that the allocation of fixed production overheads to inventory be based on the normal capacity of the production facilities. SFAS No. 151 became effective for us on January 1, 2006. We do not believe that the adoption of SFAS No. 151 will have a material impact on our consolidated financial statements.

Share-based payment
      In December 2004, the FASB issued SFAS No. 123(R) (Revised 2004) Share Based Payment. SFAS No. 123(R) supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123 “Accounting for Stock-Based Compensation.” This statement requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. This statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair value based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans.
      In March 2005, the Securities and Exchange Commission released SEC Staff Accounting Bulletin No. 107, Share-Based Payment (“SAB No. 107”). SAB No. 107 provides the SEC staff position regarding the application of SFAS No. 123(R). SAB No. 107 contains interpretive guidance related to the interaction between SFAS No. 123(R) and certain SEC rules and regulations, as well as provides the staff’s views regarding the valuation of share-based payment arrangements for public companies. SAB No. 107 also highlights the importance of disclosures made related to the accounting for share-based payment transactions. We are currently reviewing the effect of SAB No. 107 on our consolidated financial statements.
      Our Company adopted SFAS No. 123(R), using the modified prospective method, beginning January 1, 2006. We will be evaluating option valuation models, including the Black-Scholes-Merton formula, to determine which model we will utilize under SFAS No. 123(R). We previously used the minimum value method under SFAS No. 123 to calculate the fair value of our options and will apply the prospective transition method as of the required effective date. We will continue to account for the currently outstanding options under APB 25 and will apply the provisions of SFAS No. 123(R) prospectively to new awards and awards repurchased or cancelled after adoption of this statement. We also do not expect the adoption of SFAS No. 123(R) to have a material impact on our Company’s future stock-based compensation expense.

Exchanges of nonmonetary assets
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29” (“SFAS No. 153”). SFAS No. 153 is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. APB Opinion No. 29, “Accounting for Nonmonetary Transactions” (“APB 29”), provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. Under APB 29, an exchange of a productive asset for a similar productive asset was based on the recorded amount of the asset relinquished. SFAS No. 153 eliminates this exception and replaces it with an exception for exchanges of non-monetary assets that do not have commercial substance. SFAS No. 153 became effective for us as of July 1, 2005. We will apply the requirements of SFAS No. 153 on any future non-monetary exchange transactions. The adoption of this new statement did not have a material impact on our financial condition or results of operations.

Accounting changes and error corrections
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB No. 20 and FASB Statement No. 3” (“SFAS No. 154”). SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20 “Accounting Changes,” previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This statement became effective for us on January 1, 2006. We do not believe that the adoption of SFAS No. 154 will have a material impact on our consolidated financial statements.

INDUSTRY OVERVIEW AND TRENDS
National window and door market
      We compete in the U.S. residential window and door market, which, according to a 2005 study by The Freedonia Group, generated sales of $27.1 billion in 2004. The Freedonia Group estimates that domestic demand for windows and doors grew at a compound annual growth rate of 5.1% between 1999 and 2004. This industry is composed of numerous small, regional producers, as well as a smaller number of national producers. Many of these manufacturers, both small and large, are privately held firms. The window and door industry remains highly fragmented, with the top ten manufacturers accounting for approximately 34% of 2004 U.S. total industry sales according to The Freedonia Group. The majority of window and door producers focus almost exclusively on one primary product category or material, with clear leaders in certain segments. Although several diversified building products companies have recently increased their presence in the window and door market, most industry participants focus exclusively on window and door manufacturing.
      The residential window and door market can be divided into two end-markets: new construction and repair and remodeling. New construction includes windows and doors purchased for original installation in new homes that are often assembled according to architect and homebuilder specifications. The repair and remodeling market includes new windows and doors used to replace older, worn-out units or used as part of a house expansion. Since building products used in repair and remodeling projects often need to fit into the pre-existing openings of a house, window producers must have significant manufacturing flexibility to produce a wide variety of custom sizes and shapes.
      Windows and doors are distributed through three primary channels: wholesale distributors, retail outlets, and direct sales to large contractors and homebuilders. According to a 2004 study by Ducker Research Company, the wholesale distributor and retail channels are the two largest distribution channels and account for approximately 87% of total industry sales.
Impact-resistant window and door market
      Impact-resistant windows and doors combine heavy-duty frames with laminated glass to provide protection from hurricane-force winds and wind-borne debris. Impact-resistant windows and doors are considered a “passive” form of hurricane protection because they are permanently in place as part of the building structure. “Active” forms of hurricane protection, such as shutters and plywood, which require installation and removal before and after each storm, are the primary alternatives to impact-resistant windows and doors. The overall impact-resistant market is benefiting from the increased adoption and enforcement of stricter building codes that mandate the use of impact-resistant products. In addition, consumers and homebuilders are increasingly demanding impact-resistant windows and doors over “active” hurricane protection because of (i) increased product awareness, (ii) ease of use, (iii) superior product performance, (iv) improved aesthetics, (v) higher security features, (vi) full egress, (vii) visibility, (viii) UV protection, and (ix) noise reduction.
      The U.S. impact-resistant window and door market originated in Florida in the aftermath of Hurricane Andrew. In 1994, Dade County became the first county to require hurricane protection with the implementation of the South Florida Building Code. In 1999, Florida began developing a Statewide Building Code incorporating the hurricane protection requirements of the South Florida Building Code. The Florida Building Code went into effect on March 1, 2002, and extended hurricane protection requirements to virtually all coastal areas in Florida. The International Code Council was established in 1994 to develop a unified national building code. After six years of development, the International Code Council published the International Building Code and International Residential Code. Florida adopted the International codes as its base code in 2004. The International Building Code and International Residential Code require that impact-resistant products be installed or buildings be designed as partially enclosed whenever wind zone maps published by the American Society of Civil Engineers indicate the potential for hurricane force winds (as defined by the American Society of Civil Engineers, wind speeds over 120 mph or 110+ mph within 1 mile of the coastline). In the next edition of the International Residential Code, the partially enclosed option will be removed, requiring all windows and doors to have wind-borne debris protection in these regions. Florida has adopted this edition and plans to implement it in January

2009. A number of other states, including New Jersey, Delaware, Maryland, Georgia, Alabama, Louisiana, and Mississippi, have also adopted the International Building Code and International Residential Code.
Residential new construction
      New housing starts have grown rapidly over the past ten years according to the U.S. Census Bureau and other sources, primarily as a result of the following factors:

•	Historically attractive mortgage rates and increased financing options for buyers;

•	Relatively high housing affordability;

•	New household formations and increasing home ownership rates;

•	Immigration trends;

•	Aging U.S. housing stock;

•	Aging U.S. population with higher accumulated household savings (the number of people between the ages of 45 to 64 is expected to have reached 70.7 million in 2004, an increase from 52.8 million in 1995); and

•	Favorable capital gains tax treatment since 1997 that enhances home values.
US housing starts
      Source: U.S. Census Bureau
Repair and remodeling end market
      According to the U.S. Census Bureau, U.S. repair and remodeling expenditures have grown in 36 of the past 40 years and totaled $215.0 billion in 2005. According to the U.S. Census Bureau, the Joint Center for Housing Studies of Harvard University, and other sources this steady growth is largely the result of the following factors:

•	Aging U.S. housing stock;

•	Increasing homeownership rates;

•	Increasing average size of U.S. homes;

•	Older homeowners’ electing to upgrade their existing residences rather than moving to new homes; and

•	New homeowners’ electing to customize recently purchased homes.

National residential repair and remodeling expenditures
Material descriptions and trends in material substitution
      In the United States, virtually all windows and doors are manufactured from one or a combination of three broad categories of material: aluminum, vinyl, or wood. Each material offers a different combination of aesthetic attributes, performance characteristics, and cost, all of which affect the relative demand for the end products.

Framing material comparison

	United States %(1)	Florida %(2)

Aluminum	10%	48%
Wood	41%	23%
Vinyl	47%	28%

NOTES:

(1)	2004 data, prime window unit demand, The Freedonia Group, Inc.

(2)	2003 data, prime window shipments, Ducker Research Company Inc.

Aluminum products
      Aluminum windows benefit from low maintenance requirements, high durability, and a high strength-to-weight ratio. According to The Freedonia Group, the market share of aluminum windows is lower in northern regions because of the superior insulating qualities provided by vinyl and wood in cooler climates. However, the market share of aluminum windows remains relatively high in the South. Aluminum resists corrosion and fire and can be extruded into complex shapes that allow much stronger product designs with specialty features, including impact-resistant products. The use of aluminum in windows has also been supported by the availability of factory-baked enamel finishes or vinyl coatings to improve the aesthetics of the material. According to The Freedonia Group, aluminum’s U.S. market share in 2004 was 10.1% and was considerably higher in warmer climates and coastal regions, such as Florida, where aluminum’s market share was 48% according to Ducker Research Company.

Vinyl and other PVC-based products
      Vinyl windows generally represent the middle price point of window products, typically less expensive than wood and wood-clad windows and more expensive than aluminum windows. According to The Freedonia Group, vinyl windows have experienced strong growth over the last decade due to their thermal efficiency characteristics that approach those of wood windows and significantly reduced maintenance requirements. Vinyl windows also are benefitting from increasing acceptance in higher-end applications. According to The Freedonia Group, vinyl window market share in 2004 was 47.0%.

Wood and wood-clad products
      Wood is generally the most thermally efficient window material and is valued for its aesthetics. However, wood windows are also among the most expensive and require the greatest amount of maintenance. According to The Freedonia Group, wood windows (including wood-clad windows) accounted for approximately 41.0% of the U.S. window market in 2004. Although the market share of solid wood units has declined modestly in recent years, unit sales of vinyl-clad wood windows have grown so that overall, the wood window market share has been stable for the last several years. In wood-clad windows, various non-wood materials (such as aluminum, vinyl, cellular PVC, fiberglass, or industrial coatings) are applied to the exterior of the window frame so that the exterior frame has the desired durability or insulating characteristics while the frame inside the home has the desired aesthetics.

BUILDING CODES
      In 1999, Florida began developing a Statewide Building Code incorporating the hurricane protection requirements of the South Florida Building Code. The Florida Building Code went into effect on March 1, 2002, and extended hurricane protection requirements to virtually all coastal areas in Florida. The International Code Council was established in 1994 to develop a unified national building code. After six years of development, the International Code Council published the International Building Code and International Residential Code. Florida adopted the International codes as its base code in 2004. The International Building Code and International Residential Code require that impact-resistant products be installed or buildings be designed as partially enclosed whenever wind zone maps published by the American Society of Civil Engineers indicate the potential for hurricane force winds (as defined by the American Society of Civil Engineers, wind speeds over 120 mph or over 110 mph within 1 mile of the coastline). In the next edition of the International Residential Code, the partially enclosed option will be removed, requiring all windows and doors to have wind-borne debris protection in these regions. Florida has adopted this edition and plans to implement it in January 2009. To date, forty-seven states, including New York, New Jersey, Delaware, Maryland, North Carolina, South Carolina, Georgia, Alabama, Louisiana, and Mississippi, have also adopted the International Building Code and International Residential Code.
      In a High Velocity Hurricane Zone, which the Florida Building Code delineates as Miami-Dade and Broward counties, opening protection is required for all new construction and has been since 1994. Since 2001, repair and remodeling projects in a High Velocity Hurricane Zone that replace more than 25% of the openings also require protection. Additionally, more stringent testing is required for both new construction and repair and remodeling projects in this zone, and windows and doors must pass heightened air, water, structural, and impact testing. In Miami-Dade County, opening protection must be designed to withstand wind speeds of 146 mph, and in Broward County, opening protection must be designed to withstand winds of 140 mph.
      Codes applied outside the High Velocity Hurricane Zone, consisting of the Florida Building Code, Florida Residential Code, International Building Code, and International Residential Code, require testing that is considered less stringent than that mandated by Miami-Dade and Broward Counties. For this reason, Miami-Dade and Broward Counties will not accept the lesser standards required by the rest of the State or by the International Building Code and International Residential Code. However, the testing methodology for impact testing required in Miami-Dade and Broward Counties is acceptable statewide in Florida.
      PGT WinGuard with aluminum frames meets or exceeds requirements throughout Florida, including in the High Velocity Hurricane Zone, and PGT WinGuard with vinyl frames meets or exceeds requirements throughout Florida and the balance of the U.S., except in the High Velocity Hurricane Zone.
      Because code compliance is an integral part of the Company’s sales and marketing efforts, Company employees consistently provide information to regulatory agencies and actively participate in the consideration and drafting of code amendments inside and outside the State of Florida. On January 26, 2005, for example, one of the Company’s employees was appointed to the Hurricane Research Advisory Committee of the Florida Building Commission to represent window and door manufacturers generally. The Hurricane Research Advisory Committee consists of eleven Florida Building Commissioners and representatives of various industries and service providers and was originally charged with identifying what research is needed related to building failure issues resulting from the hurricanes in 2004 and 2005, identifying any research gaps on key issues, and ensuring that the Florida Building Commission is provided with all relevant research findings on major issues before it considers code enhancements. The Hurricane Research Advisory Committee continues to advise the Florida Building Commission about recent research into building failure issues resulting from the hurricanes in 2005. The Florida Building Commission is responsible for developing and revising the Florida Building Code.

BUSINESS
Our Company
      We are the leading U.S. manufacturer and supplier of residential impact-resistant windows and doors and pioneered the U.S. impact-resistant window and door industry in the aftermath of Hurricane Andrew in 1992. Our impact-resistant products, which are marketed under the WinGuard brand name, combine heavy-duty aluminum or vinyl frames with laminated glass to provide protection from hurricane-force winds and wind-borne debris by maintaining their structural integrity and preventing penetration by impacting objects. Impact-resistant windows and doors satisfy increasingly stringent building codes in hurricane-prone coastal states and provide an attractive alternative to shutters and other “active” forms of hurricane protection that require installation and removal before and after each storm. Our current market share in Florida, which is the largest U.S. impact-resistant window and door market, is significantly greater than that of any of our competitors. WinGuard sales have increased at a compound annual growth rate of 51% since 1999 and represented 56% of our 2005 net sales, as compared to 17% of our 1999 net sales. We expect WinGuard sales to continue to represent an increasingly greater percentage of our net sales. In addition to our core WinGuard product line, we offer a complete range of premium, made-to-order and fully customizable aluminum and vinyl windows and doors that represented 44% of our 2005 net sales. We manufacture these products in a wide variety of styles, including single hung, horizontal roller, casement, and sliding glass doors and we also manufacture sliding panels used for enclosing screened-in porches. Our products are sold to both the residential new construction and home repair and remodeling end markets. For the year ended December 31, 2005, we generated net sales of $332.8 million, resulting in a compound annual growth rate of 23.7% since 1999. In the first quarter of 2006, we generated net sales of $96.4 million, a 21.4% increase over net sales generated in the first quarter of 2005.
      The impact-resistant window and door market is growing faster than any major segment of the overall window and door industry. This growth has been driven primarily by increased adoption and more active enforcement of stringent building codes that mandate the use of impact-resistant products and increased penetration of impact-resistant windows and doors relative to active forms of hurricane protection. According to Ducker Research Company, an estimated 80% of the U.S. impact-resistant market uses active forms of hurricane protection. However, homeowners are increasingly choosing impact-resistant windows and doors due to ease of use, superior product performance, improved aesthetics, higher security features, and resulting lower insurance premiums for homeowners relative to standard windows. While offering all of these benefits, our WinGuard products are comparably priced to the combination of traditional windows and shutters. In addition, awareness of the benefits provided by impact-resistant windows and doors has increased dramatically due to media coverage of recent hurricanes and the experience of coastal homeowners and building contractors with these products. We have over one million installed WinGuard units and, following the devastating 2004 and 2005 hurricane seasons, there were no reported impact failures. According to the National Hurricane Center, we are currently in a period of heightened hurricane activity that could last another 10 to 20 years, which we expect to further drive awareness of impact-resistant windows and doors.
      The geographic regions in which we currently operate include the Southeastern U.S., the Gulf Coast and the Caribbean. According to The Freedonia Group, the Southeastern U.S. and the Gulf Coast comprise 41% of the total U.S. window and door market and are benefiting from population growth rates above the national average and from growing second home ownership. Additionally, we expect increased demand along the Atlantic coast, from Georgia to New York, as recently adopted building codes are enforced and awareness of the PGT brand continues to grow. We distribute our products through multiple channels, including over 1,300 window distributors, building supply distributors, window replacement dealers and enclosure contractors. This broad distribution network provides us with the flexibility to meet demand as it shifts between the residential new construction and repair and remodeling end markets. We offer a compelling value proposition to our customers centered on our high quality and fully customizable products, industry-leading lead times with 99% on-time delivery, and superior after-sale support. We believe our reputation for outstanding service and quality, strong brand awareness, leading market position and building code expertise provide us with sustainable competitive advantages.

      We operate strategically located manufacturing facilities in North Venice, Florida and Lexington, North Carolina, both capable of producing fully-customizable windows and doors. Our North Venice plant is vertically integrated with a glass tempering and laminating facility, which provides us with a consistent source of impact-resistant laminated glass, shorter lead times, and substantially lower costs relative to third-party sourcing. Because of increased demand for our products, we are moving our Lexington operations to a larger facility in Salisbury, North Carolina that we acquired in February 2006. This facility will increase our manufacturing capacity by over 160,000 square feet, include glass laminating and tempering capabilities, and support the expansion of our geographic footprint as the impact-resistant market continues to grow.
Our Competitive Strengths
      We believe our sales, earnings, and cash flow will be driven by our competitive strengths.
      Leading Position in the Rapidly Growing U.S. Impact-Resistant Market with Superior Products and Strong Brand Awareness. We are the leading U.S. manufacturer of impact-resistant windows and doors, offering a complete line of high quality WinGuard products. Our current market share in Florida, which is the largest U.S. impact-resistant market, is significantly greater than that of any of our competitors. In addition, we sell our products throughout the Southeastern U.S., the Gulf Coast, and the Caribbean. As the market for impact-resistant windows and doors continues to expand, we are well positioned to capture this growth given our manufacturing expertise, in-house glass tempering and laminating capabilities, outstanding customer service, and building code expertise. Since we first introduced our WinGuard product line in the aftermath of Hurricane Andrew, we have continually focused on developing and manufacturing innovative products having the highest quality. Our aluminum WinGuard products meet or exceed the most stringent building code requirements, those of the High Velocity Hurricane Zone provisions of the Florida Building Code, and all of our products meet or exceed the requirements of the International Building Code. PGT has over one million installed WinGuard units and following the devastating 2004 and 2005 hurricane seasons, there were no reported impact failures. Our market leading position, combined with our marketing efforts including television and print advertisements, has greatly increased consumers’ and homebuilders’ awareness of our brand. Brand awareness of our impact-resistant windows and doors among contractors and homeowners is significantly higher than that of any of our competitors according to a third-party 2004 Florida brand awareness survey funded by us. In that survey, contractor recognition of PGT was 100%, and homeowner recognition had more than doubled to 37% since 2001.
      Since initially developing our WinGuard products in the early 1990s, we have invested substantial resources and capital to design and manufacture a complete line of impact-resistant windows and doors that meet the certification requirements of the most stringent building codes, including the High Velocity Hurricane Zone Provisions of the Florida Building Codes and the International Building Codes. In order to receive and maintain these certifications, our products are tested to ensure that they perform to the highest quality standards and do not breach upon impact during a hurricane. Our products are tested for air and water infiltration, structural loads, impact-resistance, and cyclic wind loading. The impact test, for example, consists of a 9 pound 2 x 4 being repeatedly fired directly at a window at 50 feet per second. Without any adjustments or repairs, the window is then subjected to cyclic wind loads that consist of 4,500 positive and 4,500 negative load cycles that mirror conditions that exist during a hurricane.
      Our ability to manufacture products that comply with stringent building code requirements is further complemented by our in-depth knowledge of the various building codes. Our understanding of building codes dates back to the early 1990s when we were actively involved in helping government officials craft the testing standards following Hurricane Andrew. Since then, we have been working with local governments and building officials to make sure that the codes are continuously updated. We believe that we are viewed as a leading expert of building codes and have recently been selected to represent all of the window and door manufacturers on the Hurricane Research Advisory Committee for the Florida Building Commission.
      Diversified and Loyal Customer Base across Multiple Distribution Channels and End Markets. We distribute our products through multiple distribution channels, including over 1,300 window distributors, building supply distributors, window replacement dealers and enclosure contractors. Our broad distribution network enables us to effectively serve both the residential new construction and repair and remodeling end markets and provides us with the flexibility to meet demand as it shifts between these markets. Over the past five years, the new construction and repair and remodeling end markets have represented approximately 61% and 39% of our sales, respectively. Our customer base is widely distributed, as evidenced by the fact that our largest customer represents only 2.8% of our sales and our top ten customers represent only 16.8% of our sales. Additionally, we have longstanding relationships with many of our customers, a majority of whom have purchased our products for over 10 years.
      Flexible and Vertically Integrated Manufacturing Capabilities. Our manufacturing facilities are strategically located to maximize efficiency and customer responsiveness, minimize lead times, and cost-effectively serve several of the nation’s fastest growing window and door markets. The facilities are integrated using an enterprise-wide information technology system that captures customers’ orders, schedules production, sorts products for distribution, and tracks deliveries. We utilize cross-functional manufacturing teams that can be repositioned during shifts to further enhance productivity. Our in-house glass tempering and laminating facility provides us with a significant competitive advantage due to consistent material sourcing, shorter lead times, lower costs, and greater custom production capabilities. We also have low inventory requirements since all of our products are made-to-order and our finished products are shipped within an average of 48 hours of completion.
      Superior Customer Service Before, During, and After the Sale. In addition to manufacturing high quality products, our value proposition to our customers is centered on industry-leading lead times, on-time delivery, and superior after-sale support. Through the coordinated efforts of our sales team, customer service representatives, product specialists, and field service teams, we deliver high quality service to our customers, from the time the initial order is placed through the warranty period. Our well trained sales team is also focused on ensuring that our products meet building code specifications and are appropriately installed.
      By providing an efficient flow of product from order through delivery, our manufacturing process allows us to deliver impact-resistant products in an average of three weeks, which we believe is below the industry average. Our cross-functional workforce and company-owned truck fleet ensure timely fulfillment and delivery of customer orders, as evidenced by our on-time delivery rate of 99%. Web Weaver, our web-based order entry program, allows customers to place orders 24 hours a day and track the status and lead time of their orders on-line.
      Through PGT University, we offer in-house training and product education to our customers to ensure that our products are marketed effectively to end-users and installation meets building code specifications. We believe this education effort minimizes installation problems, field service requests, and delivery times by providing our customers with expert knowledge of our products and local and international building code requirements. We have provided training to over 15,000 customers, installers, architects, and building code officials through PGT University, increasing customer loyalty and strengthening our brand awareness.
      Experienced Management Team and Continuous Improvement Culture. We have a dedicated management team with extensive experience in manufacturing and marketing building products. Our senior management team has demonstrated the ability to grow our business by introducing new product lines, expanding into new geographic markets, and continuously improving product and service quality. Our senior management team, including our President, Chief Executive Officer and co-founder, Rodney Hershberger, has an average of 20 years of experience in the manufacturing industry. Much of our senior management team’s prior experience was acquired at leading global companies, including General Motors Corporation, Lucent Technologies Inc., Western Electric, Ahlstrom Engine Filtration & Air Media, L.L.C., Reynolds Metals Company, The Hershey Company, and Flowers Foods, Inc. Additionally, our employee base reflects a proud culture focused on personal growth and reinforced by our skill-based compensation system that rewards employees for continuous improvement in output and manufacturing efficiency.
Our Strategy
      Our strategy is to leverage our competitive strengths to grow sales, earnings and cash flow and to expand our market positions in the window and door industry.
      Increase penetration of existing impact-resistant markets. An estimated 80% of the U.S. impact-resistant market, including Florida, still use shutters and other forms of “active” hurricane protection, providing us with a significant growth opportunity as demand continues to shift toward impact-resistant windows and doors. We will continue to drive WinGuard sales by capitalizing on the performance benefits provided by our impact-resistant windows and doors, including ease of use, improved aesthetics, higher security features, full egress, visibility, UV protection, and noise reduction. As a market leader, we influence consumer and builder demand through our marketing and advertising campaigns, which further increase brand awareness of our WinGuard products. Additionally, we continue to build strong relationships with large national homebuilders who are increasingly offering WinGuard products as part of their standard package in an effort to differentiate themselves from their competitors.
      Continue to expand into new geographical markets. The entire impact-resistant market spans the coastline from Mexico to New York and includes the Caribbean Islands and the Yucatan Peninsula, and the market opportunity will continue to grow as increasingly stringent building codes requiring impact-resistant products are adopted and enforced. Our strategy is to capitalize on this growth of the impact-resistant market by leveraging our market leadership position to grow sales in new geographic regions. Additionally, many of our existing WinGuard dealers and distributors currently serve both the inland and coastal markets. We are leveraging our relationships with these customers to increase penetration of inland markets with our premium non-impact-resistant windows and doors.
      Continue to improve and develop new products. We are focused on developing innovative new products, as well as improving existing product lines to meet the changing demands of our customers and capitalize on high growth opportunities. In order to further strengthen our impact-resistant product line, we have recently introduced a number of new WinGuard products: an aluminum casement window for the high-end custom home market; a series of French doors that meet higher design pressure specifications; and a 90 degree sliding glass door. We have also enhanced our WinGuard offering to address the demand for impact-resistant windows and doors in cooler climates where vinyl is the material of choice. In addition, we have recently introduced a Multi-Story product line to capitalize on the rapid growth of mid- and high-rise condominiums in high density coastal areas. To further bolster our premium product offering, we now offer a full range of customizable product features and colors. We are preparing to expand into new markets, such as noise abatement and bomb blast protection, by leveraging our laminated glass technology and manufacturing expertise. We believe the breadth and depth of our product offering, combined with our continuous improvement culture, helps us maintain our market leadership.
      Continue to focus on productivity improvements and working capital utilization. We continue to drive increased output and manufacturing efficiencies through investments in automation, workforce training and development, process control, quality activities, and re-engineering of assembly-line layouts. As a result of these efforts, we have successfully increased our sales per manufacturing square foot from $210 in 1997 to $510 in 2005 and reduced our inventory as a percent of sales from 8.5% in 1997 to 4.2% in 2005. In addition, we continually evaluate our product lines based on profitability and growth potential in order to ensure the most productive deployment of capital.
Our Products
      We manufacture complete lines of premium, fully customizable aluminum and vinyl windows and doors and porch enclosure products targeting both the residential new construction and repair and remodeling end markets. All of our products carry the PGT brand, and our consumer-oriented products carry an additional, trademarked product name, including WinGuard and Eze-Breeze.

Window and door products
      WinGuard. WinGuard is our impact-resistant product line and combines heavy-duty aluminum or vinyl frames with laminated glass to provide constant protection from hurricane-force winds and wind-borne debris. Over the past five years, WinGuard has been our fastest growing product line, with sales increasing at a compound annual growth rate of 51% since 1999, and represented 56% of our 2005 sales. WinGuard products satisfy increasingly stringent building codes and primarily target hurricane-prone coastal states in the U.S., as well as the Caribbean and Mexico. In addition to their impact-resistant characteristics, WinGuard products are fully customizable and offer excellent aesthetics, year-round security, enhanced energy efficiency, noise reduction, and protection from ultra-violet light.

      Aluminum. We offer a complete line of fully customizable, non-impact-resistant aluminum frame windows and doors. These products primarily target regions with warmer climates, where aluminum is often preferred due to its ability to withstand higher temperatures and humidity. We offer a comprehensive selection of options and upgrades to meet the evolving demands of homeowners. Our aluminum product lines include single hung, horizontal roller, casement, fixed lite, and architectural windows and sliding glass, French, corner meet, prime, and cabana doors. We are also developing new and innovative versions of these products.
      Vinyl. We offer a complete line of fully customizable, non-impact-resistant vinyl frame windows and doors primarily targeting regions with colder climates, where the energy-efficient characteristics of vinyl frames are critical. Our vinyl products include single hung, horizontal roller, casement, fixed lite, and architectural windows and sliding glass doors.
      Multi-Story. Leveraging our technical and manufacturing expertise gained in developing WinGuard products, we introduced our Multi-Story products in 2002. Similar to WinGuard, Multi-Story products are impact-resistant, offering protection from hurricane-force winds and wind-borne debris. However, this product line is installed in mid- and high-rise buildings rather than single family homes. Our Multi-Story products include single hung, horizontal roller, and fixed lite windows and sliding glass doors.

Porch-enclosure products
      Eze-Breeze. Our Eze-Breeze sliding panels for porch enclosures are vinyl-glazed, aluminum-framed products used for enclosing screened-in porches. They are available in three styles: vertical four-track, side slider, and screened garage door. The most popular style, the vertical four-track, allows nearly 75% ventilation when fully opened. The cost-effective Eze-Breeze product is ideal for enclosing screen porches because it provides protection from inclement weather while still creating a screened-porch feel. The product is sold in Florida and throughout the eastern US, Canada and Australia.
Sales, Marketing and Customer Service
      Sales and marketing. Our sales strategy primarily focuses on attracting and retaining distributors and dealers by consistently providing exceptional customer service, leading product quality, and competitive pricing. Our customers also value our shorter lead times, knowledge of building code requirements, and technical expertise, which collectively generate significant customer loyalty. We have a dedicated sales force that operates regionally and is comprised of four teams: Florida, Mid-Atlantic, Eze-Breeze, and International. Our sales representatives, who average 8 years with us, receive performance-based compensation based on sales and profitability metrics. Dealers utilize our on-line order management system, Web Weaver, a complete quote and order management system that allows dealers and distributors to configure, price, create quotes, and place orders, which arrive on the manufacturing floor within minutes.
      Our marketing strategy focuses on television and print advertising in coastal markets. Our advertising campaigns reinforce the high quality of our products and educate consumers and homebuilders on the advantages of using impact-resistant products. Our slogan for the WinGuard brand summarizes our marketing message: “Effortless Hurricane Protection.” In supporting the sales effort of our dealers and distributors, we publish product brochures that summarize the various technical and aesthetic features of our products. We also set up product displays that showcase our products at various industry trade-shows and distributor showrooms. In addition, we take advantage of opportunities to have our products featured on various home improvement television programs, such as ABC’s Extreme Home Makeover. We primarily market our products based on product quality, building code compliance, outstanding service, shorter lead times, and on-time delivery.
      Customer Service. We believe that our ability to provide customers outstanding service quality serves as a strong competitive differentiator. Our relationship with our customers is established and maintained through the coordinated efforts of our sales, customer service, production, and transportation teams. Our customer service teams are structured by product line and are responsible for fielding in-bound inquiries from dealers and distributors. We devote a team of highly seasoned professionals to address service and product return support with the goal of resolving any issue in a timely manner. Field service calls are processed through our FieldPro system, which allows timely dispatch of our field service representatives and provides repair history. Field sales and service representatives are closely aligned to ensure proper resource allocation. Our production scheduling team coordinates rush orders with manufacturing and transportation to assist customers requiring products prior to our published lead time.
      We own a truck fleet of 78 tractors and 140 trailers. Our drivers usually cover dedicated routes, which allows them to build strong relationships directly with our customers, accommodate our customers’ specific preferences in taking delivery of our products, and gather real-time customer feedback regarding our service quality.
      In order to promote customer loyalty and employee development, we developed PGT University in early 1999 with the primary objectives of creating a strong partnership with our distribution network and providing our employees with the necessary knowledge base and skill-set to help optimize their performance. All of our current employees have taken at least one class at PGT University. We have created an on-site training facility that includes a computer lab to help implement the goals of PGT University.
Our Customers
      We have a highly diversified customer base that is comprised of over 1,300 window distributors, window replacement dealers, aluminum contractors, and Eze-Breeze dealers. Our largest customer accounts for approximately 2.8% of sales, and our top ten customers account for approximately 16.8% of sales. We enjoy strong customer loyalty and stability, as evidenced by our longstanding relationships with most of our customers. The majority of our dealers and distributors have purchased our products for over 10 years and our top ten customers have purchased our products for an average of 10 years. Although we do not supply our products directly to homebuilders, we have strong relationships with a number of national homebuilders, which we believe helps drive demand for our products.
      Our sales are balanced between the residential new construction and home repair and remodeling end markets, which have represented approximately 61% and 39% of our sales, respectively, over the past five years. Given our broad distribution network, we have the flexibility to effectively meet demand as it shifts between these end markets. In fiscal years 2005, 2004, and 2003, our net sales from customers in the United States were $318.5 million, $245.3 million, and $213.1 million, respectively, and our net sales from foreign countries, including the Caribbean, Mexico, South America and Australia, in those same periods were $14.3 million, $11.1 million, and $9.5 million, respectively.
Materials and Supplier Relationships
      Our primary manufacturing materials include aluminum extrusions, glass, and polyvinyl butyral. Although in many instances we have agreements with our suppliers, these agreements are generally terminable by either party on limited notice. Moreover, other than with our suppliers of polyvinyl butyral and aluminum, we do not have long-term contracts with the majority of suppliers of our raw materials. In addition, our current forward contracts for aluminum run through October 2006. All of our materials are readily available from other sources.
      It is our philosophy to leverage our scale to identify premier suppliers who can reliably deliver high quality materials at attractive prices. We believe that our current base of suppliers will continue to provide us with a stable supply of materials as our business continues to grow. In order to lower our inventory levels and minimize lead times, we have implemented electronic pull systems with our key suppliers to coordinate the flow of materials across our supply chain.
      Aluminum extrusions accounted for approximately 44% of our material purchases in the fourth quarter of 2005. While aluminum prices have been increasing over the past three years, we hedge our exposure to these rising costs through forward purchase commitments. We currently utilize a rolling nine-month hedge for the purchase of approximately 70% of our aluminum.
      Sheet glass, which is sourced from three major national suppliers, accounted for approximately 24% of our material purchases in the fourth quarter of 2005. Sheet glass that we purchase comes in various sizes, tints, and thermal properties. We have a vertically integrated glass tempering and laminating facility that provides us with a consistent source of impact-resistant laminated glass, shorter lead times, and substantially lower costs relative to third-party sourcing. Our glass plant works in tandem with our window manufacturing facilities and provides just-in-time delivered and custom-sized material that matches the master manufacturing production sequence. We produce approximately 75% of our laminated glass needs in-house and purchase the remaining amounts from third-party suppliers. Our systems allow us to make the most economical make/buy decision on laminated glass so that we can plan our glass capacity to maximize plant throughput.
      Polyvinyl butyral, which is used as the inner layer in laminated glass, accounted for approximately 9% of our material purchases in the fourth quarter of 2005. We have negotiated an agreement with our polyvinyl butyral supplier that provides us with favorable pricing through the end of 2008.
Manufacturing
      Our manufacturing facilities, located in Florida and North Carolina, are capable of producing fully-customizable products. The manufacturing process typically begins in our glass plant where we cut standard-sized sheet glass to meet specific requirements of our customers’ orders. We also temper and laminate glass for our impact-resistant products. Our in-house tempering and laminating capabilities allow us to deliver products to our customers in shorter lead times than our competitors who source laminated glass from third parties.
      After the tempering and laminating process has been completed, glass is transported to our window and door assembly lines in a make-to-order sequence where it is combined with an aluminum or vinyl frame. These frames are also fabricated to order, as we start with a piece of extruded material that we cut and shape into a frame that fits our customers’ specifications. After an order has been completed, it is immediately staged for delivery on one of our trucks and shipped within an average of 48 hours of completion.
      We utilize cross-functional manufacturing teams that can be repositioned during shifts to enhance efficiency, productivity, and customer responsiveness. We continually inspect our manufacturing lines and finished products to make sure that we maintain the highest quality standards. Our manufacturing employees are trained in quality control and can take appropriate measures to react to quality control issues in real time.
Competition
      The window and door industry is highly fragmented and is served predominantly by local and regional competitors with relatively limited product lines and overall market share. In general, we divide the competitive landscape of our industry based on geographic scope, with competitors falling within one of two categories: local and regional competitors and national window and door manufacturers.
      Local and Regional Window and Door Manufacturers: This group of competitors consists of numerous local job shops and small manufacturing facilities that tend to focus on selling branded products to local or regional dealers and wholesalers and that typically lack the service levels and quality controls demanded by larger distributors. Further, the significant emphasis on stringent building codes requires windows and doors with increasing design, testing, and manufacturing complexity. As a result, these smaller local manufacturers would need to invest significant capital for their products to become or remain compliant with building codes. While a number of these firms are stand-alone entities, some are regional divisions of larger companies. Competitors include Kinco, a division of Atrium Companies, Inc., Lawson Industries Inc., CGI® (Construction Glass Industries), and Florida Extruders International, Inc. (manufacturer of the Milestone® brand of windows).
      National Window and Door Manufacturers: This group of competitors tends to focus on selling branded products nationally to dealers and wholesalers and have multiple locations. Competitors include Simonton® Windows, Jeld-Wen® Windows and Doors, and Silver Line® Windows.
      The principal methods of competition in the window and door industry are the development of long-term relationships with window and door dealers and distributors and professional homebuilders and the retention of customers by delivering a full range of high-quality products on time while offering competitive pricing and flexibility in transaction processing. Although some of our competitors may have greater geographic scope and access to greater resources and economies of scale than do we, our leading position in the U.S. impact-resistant window and door market and the high quality of our products position us well to meet the needs of our customers and retain an advantage over our competitors.

Employees
      At December 31, 2005, we had approximately 2,400 employees, none of whom was represented by a union. We believe that we have good relations with our employees.
History
      Our subsidiary, PGT Industries, Inc., was founded in 1980 as Vinyl Technology, Inc. by Paul Hostetler and our current President and Chief Executive Officer, Rodney Hershberger. The PGT brand was established in 1987, and we introduced our WinGuard product line in the aftermath of Hurricane Andrew in 1992.
      PGT, Inc. is a Delaware corporation formed on December 16, 2003, as JLL Window Holdings, Inc. by an affiliate of JLL Partners in connection with its acquisition of PGT Industries. In connection with the acquisition, PGT Holding Company (the then-parent corporation of PGT Industries) was merged with and into JLL Window Holdings, Inc. For more information about such acquisition, see Note 4 to our audited consolidated financial statements included herein. On February 15, 2006, we changed our name to PGT, Inc.
Information Technology Systems
      We believe that an appropriate information technology infrastructure is critical to maintain and strengthen our market leadership. Through our “Enterprise IT” alignment, we apply technology across the entire value chain.
      The key to our application software is our Expert Configuration Order Fulfillment System, which allows us to accurately enter, price, configure valid product in a made-to-order, demand-driven manufacturing environment. Expert Configuration assistance is critical, given that our products can be built in millions of combinations of options and sizes. This software enables us to synchronize the scheduling of the manufacturing process of multiple assembly operations to serve our make-to-order needs and ship in geography sequence. Our “exception” processing and reporting enables timely identification and the scheduling of on-time delivery.
      Our “Web Weaver” web-based order entry system extends the Expert Configuration technology to the dealer, allowing dealers to configure, price and order our products 24 hours a day. Web Weaver is seamlessly integrated with our manufacturing system to allow orders to flow directly from dealers to our manufacturing plants. Dealers can pre-load preferences and generate templates for re-use and consistency when ordering repetitive “house packages” (common in new construction). The system helps dealers to comply with building codes, as well, since required wind performance information can be entered, and the system can then validate the performance of the configured order to the requirement. Our dealers currently enter 33% of our sales dollars directly into Web Weaver.
Facilities and Properties
      We own facilities in two strategic locations. We own a 363,000 square foot facility in North Venice, Florida that contains our corporate headquarters and main manufacturing plant. We also own an adjacent 80,000 square foot facility used for glass tempering and laminating and a 42,000 square foot facility for producing Multi-Story and simulated wood-finished products. In addition, we own a 225,000 square foot facility in Lexington, North Carolina. The plant in Lexington manufactures WinGuard products, vinyl windows and doors, and porch enclosure windows. It provides easy distribution access to the Mid-Atlantic and the developing impact-resistant market along the Eastern seaboard and Gulf coasts. Because of increased demand for our products, we are moving our Lexington operations to a larger facility in Salisbury, North Carolina that we acquired in February 2006 and that, at approximately 393,000 square feet, will significantly increase our manufacturing capacity and include glass tempering and laminating capabilities. Upon completion of the move to this larger facility, we plan to sell the Lexington facility. Our facilities in both Florida and North Carolina are capable of producing our fully customizable product lines.
      The Company leases three properties in North Venice, Florida and one property in Lexington, North Carolina. The leases for the training facility, fleet maintenance building, and fleet parking lot in North Venice, Florida expire in November 2008, September 2008, and September 2013, respectively. The lease for the fleet maintenance building in North Carolina expires in October 2006 and is renewable for additional one-year terms. Each of the leases provides for a fixed annual rent. The leases require us to pay taxes, insurance, and common area maintenance expenses associated with the properties.
      Our principal manufacturing plants and distribution facilities are listed below.

Leased or
Facility Location	Address	General Character	Owned

North Venice, Florida	1070 Technology Drive	Manufacturing plant and distribution center	Own
North Venice, Florida	3419 Technology Drive	Manufacturing and finishing plant	Own
North Venice, Florida	3429 Technology Drive	Glass tempering and laminating plant	Own
North Venice, Florida	3439 Technology Drive	PGT-University training facility	Lease
North Venice, Florida	1044 Endeavor Court	Fleet maintenance bldg	Lease
North Venice, Florida	Precision Drive	Fleet parking lot	Lease
Salisbury, North Carolina	2121 Heilig Road	Manufacturing plant and distribution center	Own
Lexington, North Carolina	210 Walser Road	Manufacturing plant and distribution center	Own
Lexington, North Carolina	1607 Leonard Road	Fleet maintenance bldg	Lease
Backlog
      The dollar amount of our backlog at December 31, 2005 and January 1, 2005 was approximately $57.5 million and $16.5 million, respectively. Our backlog consists of orders that we have received from customers that have not yet shipped. The increase in our backlog in 2005 largely resulted from the increase in our sales in 2005 and a shift in our product mix to higher value products. We expect that substantially all of our December 31, 2005 backlog will be recognized as sales during the next twelve months.
Trademarks and Patents
      Among the trademarks owned and registered by us in the United States are the following: PGT, WinGuard, Eze-Breeze, Progressive Glass Technology, PGT Industries and Visibly Better. In addition, we own several patents and patent applications concerning various aspects of window assembly and related processes. We are not aware of any circumstances that would have a material adverse effect on our ability to use our trademarks and patents. As long as we continue to renew our trademarks when necessary, the trademark protection provided by them is perpetual. Our patents will expire at various times over the next 20 years.
Legal Proceedings
      We are involved in various claims and lawsuits incidental to the conduct of our business in the ordinary course. We carry insurance coverage in such amounts in excess of our self-insured retention as we believe to be reasonable under the circumstances and that may or may not cover any or all of our liabilities in respect of claims and lawsuits. We do not believe that the ultimate resolution of these matters will have a material adverse impact on our financial position or operating results.
      Although our business and facilities are subject to federal, state, and local environmental regulation, environmental regulation does not have a material impact on our operations. We believe that our facilities are in material compliance with such laws and regulations.

MANAGEMENT
Directors and Executive Officers
      Information with respect to our directors and executive officers, as of the date hereof, is set forth below:

Name	Age	Position

Rodney Hershberger	49	President, Chief Executive Officer, and Director
Herman Moore(1)	53	Executive Vice President
Jeffrey T. Jackson(2)	40	Chief Financial Officer and Treasurer
Mario Ferrucci III(3)	43	Vice President and Corporate Counsel
Deborah L. LaPinska	44	Vice President — Sales & Marketing
B. Wayne Varnadore	44	Vice President — Information Technology and Supply Chain
David McCutcheon	40	Vice President — Engineering
Ken Hilliard	60	Vice President — Manufacturing
Linda Gavit	48	Vice President — Human Resources
Alexander R. Castaldi(4)	56	Director
Richard D. Feintuch(5)	53	Director
Ramsey A. Frank(4)	45	Director
Paul S. Levy(4)	58	Director
Brett N. Milgrim(4)	37	Director
Floyd F. Sherman	66	Director
Randy L. White(6)	60	Director and Former Chief Executive Officer

(1)	Mr. Moore began his employment with us in November 2005.

(2)	Mr. Jackson began his employment with us in November 2005.

(3)	Mr. Ferrucci began his employment with us in April 2006.

(4)	Messrs. Castaldi, Frank, Levy, and Milgrim are affiliates of JLL Partners.

(5)	Mr. Feintuch has agreed to become a member of our board of directors prior to the completion of this offering and has consented to being named in this prospectus.

(6)	Mr. White resigned as our Chief Executive Officer on February 3, 2005. Mr. White continues to serve as a director.
      Our board of directors consists of seven members elected annually by our stockholders. Immediately prior to the completion of this offering, we will adopt our amended and restated certificate of incorporation and our amended and restated by-laws, which will provide that our board of directors be divided into three classes, each of whose members will serve for a staggered three-year term. All executive officers are chosen by the board of directors and serve at its pleasure. There are no family relationships among any of the directors or executive officers, and there is no arrangement or understanding between any of the directors or executive officers and any other person pursuant to which he was selected as a director or officer. Unless otherwise indicated, each director and officer is a citizen of the United States and the business address of each individual is: 1070 Technology Drive, North Venice, Florida 34275.
      Set forth below is a brief description of the business experience of each of our directors and executive officers.
      Rodney Hershberger, President, Chief Executive Officer, and Director. Mr. Hershberger, a co-founder of PGT Industries, Inc., has served the Company for 25 years. Mr. Hershberger was named President and Director in 2004 and became our Chief Executive Officer in March 2005. Mr. Hershberger also became President of PGT Industries, Inc. in 2004 and was named Chief Executive Officer of PGT Industries, Inc. in 2005. In 2003 Mr. Hershberger became executive vice president and chief operating officer and oversaw the Company’s Florida and North Carolina operations, sales, marketing, and engineering groups. Previously, Mr. Hershberger led the manufacturing, transportation, and logistics operations in Florida and served as vice president of customer service.
      Herman Moore, Executive Vice President. Mr. Moore joined the Company in November 2005 as Executive Vice President. Mr. Moore is responsible for the Company’s operations, including manufacturing, business logistic processes, and engineering. From 1999 to 2005, Mr. Moore was vice president of operations at Ahlstrom Engine Filtration & Air Media, L.L.C. Previously, he worked for Reynolds Metals Company for 25 years and held management positions in several departments from financial planning, to materials management, to operations. Mr. Moore has over 30 years of management experience in various businesses, with responsibilities ranging from operations to financial and materials planning. Mr. Moore holds a B.S. in engineering from the University of Dayton and an M.B.A. from the University of Richmond and is a Registered Professional Engineer.
      Jeffrey T. Jackson, Chief Financial Officer and Treasurer. Mr. Jackson joined the Company as Chief Financial Officer and Treasurer in November 2005, and his current responsibilities include all aspects of financial reporting, accounting and general ledger, internal controls, cash management, and the business planning process. Before joining the Company, Mr. Jackson spent two years as Vice President, Corporate Controller for The Hershey Company. From 1999 to 2004 Mr. Jackson was Senior Vice President, Chief Financial Officer for Mrs. Smith’s Bakeries, LLC, a division of Flowers Foods, Inc. Mr. Jackson has over sixteen years of increasing responsibility in various executive management roles with various companies, including Division Chief Financial Officer, Vice President Corporate Controller, and Senior Vice President of Operations. Mr. Jackson holds a B.B.A. from the University of West Georgia and is a Certified Public Accountant in the State of Georgia and the State of California.
      Mario Ferrucci III, Vice President and Corporate Counsel. Mr. Ferrucci joined the Company in April 2006 as Vice President and Corporate Counsel. Mr. Ferrucci is responsible for the Company’s legal affairs. From 2001 to 2006, Mr. Ferrucci practiced law with the law firm of Skadden, Arps, Slate, Meagher & Flom LLP.
      Deborah L. LaPinska, Vice President — Sales & Marketing. Ms. LaPinska joined the Company in 1991. Ms. LaPinska has been responsible for customer service, sales, and marketing, as well as incorporating new tools and resources to improve order processing cycle times and sales forecasting. Before she was appointed Vice President in 2003, Ms. LaPinska held the position of Director, National and International Sales. Ms. LaPinska holds a B.A. in business management from Eckerd College.
      B. Wayne Varnadore, Vice President — Information Technology and Supply Chain. Mr. Varnadore joined the Company in 1993. Mr. Varnadore is responsible for customer service, quality, field service, information technology, materials management, transportation, and production scheduling. Mr. Varnadore holds a B.S. in finance from the University of Florida and an M.B.A. from the University of South Florida.
      David McCutcheon, Vice President — Engineering. Mr. McCutcheon joined the Company in 1997, and his current responsibilities include all aspects of code compliance, product development, manufacturing process and equipment development, and facilities planning and maintenance. Previously, Mr. McCutcheon worked for ten years for General Motors in management positions in manufacturing operations and manufacturing engineering. Mr. McCutcheon holds a B.S.E.E. from Purdue University and an M.B.A. from The Ohio State University.
      Ken Hilliard, Vice President — Manufacturing. Mr. Hilliard joined the Company in 2001 as Plant Superintendent of the North Venice facility and is responsible for manufacturing at the North Venice, Florida facility. From 1996 to 2001, Mr. Hilliard was the manufacturing manager at Via Systems. Mr. Hilliard has over 36 years of experience in engineering and leadership positions in manufacturing operations. Mr. Hilliard holds a B.S. from North Carolina State University.
      Linda Gavit, Vice President — Human Resources. Ms. Gavit joined the Company in 1999 and is heavily involved in the Company’s strategic initiatives directed toward employee development, compensation and benefits, communications, and safety. Ms. Gavit has over 16 years of management experience and 18 years of combined experience in human resources and employment law. Ms. Gavit holds a J.D. and an M.B.A. from the University of Denver.

      Alexander R. Castaldi, Director. Mr. Castaldi has been a director since 2004. Mr. Castaldi, a C.P.A., is a Senior Managing Director of JLL Partners, Inc., which he joined in 2003, and was previously a chief financial officer of three management buyouts. He was most recently Executive Vice President, Chief Financial Officer and Administration Officer of Remington Products Company. Previously, Mr. Castaldi was Vice President and Chief Financial Officer at Uniroyal Chemical Company. From 1990 until 1995, he was Senior Vice President and Chief Financial Officer at Kendall International, Inc. During the 1980s, Mr. Castaldi was also Vice President, Controller of Duracell, Inc. and Uniroyal, Inc. Mr. Castaldi serves as a director of several companies, including Medical Card System, Inc., J. G. Wentworth, LLC, Motor Coach Industries International, Inc., Education Affiliates, Inc., Mosaic Sales Solutions, Corp., and C.H.I. Overhead Doors, Inc.
      Richard D. Feintuch, Director. Mr. Feintuch has been nominated to become a director prior to the consummation of this offering. Mr. Feintuch was a partner of the law firm Wachtell, Lipton, Rosen & Katz from 1984 until his retirement in 2004, specializing in mergers and acquisitions, corporate finance, and the representation of creditors and debtors in large restructurings. Mr. Feintuch received a B.S. in Economics from the Wharton School of the University of Pennsylvania and a J.D. from New York University School of Law.
      Ramsey A. Frank, Director. Mr. Frank has been a director since 2003. Mr. Frank is a Senior Managing Director of JLL Partners, Inc., which he joined in 1999. From January 1993 to July 1999, Mr. Frank was a Managing Director at Donaldson, Lufkin & Jenrette, Inc., where he headed the restructuring group and was a senior member of the leveraged finance group. Mr. Frank serves as a director of several companies, including Motor Coach Industries International, Inc., Education Affiliates, Inc., C.H.I. Overhead Doors, Inc., Builders FirstSource, Inc., and Medical Card System, Inc.
      Paul S. Levy, Director. Mr. Levy has been a director since 2004. Mr. Levy is a Senior Managing Director of JLL Partners, Inc., which he founded in 1988. Mr. Levy serves as a director of several companies, including Iasis Healthcare, LLC, J. G. Wentworth, LLC, Motor Coach Industries International, Inc., Education Affiliates, Inc., Mosaic Sales Solutions, Corp., and Builders FirstSource, Inc.
      Brett N. Milgrim, Director. Mr. Milgrim has been a director since 2003. Mr. Milgrim is a director of both Builders FirstSource, Inc. and C.H.I. Overhead Doors, Inc. and is a Managing Director of JLL Partners, Inc., which he joined in 1997.
      Floyd F. Sherman, Director. Mr. Sherman has been a director since 2005. Mr. Sherman is President, Chief Executive Officer, and a director of Builders FirstSource, Inc., a leading supplier and manufacturer of structural and related building products for residential new construction. Before joining Builders FirstSource, Mr. Sherman spent 28 years at Triangle Pacific/ Armstrong Flooring, the last nine of which he served as Chairman and Chief Executive Officer. Mr. Sherman has over 40 years of experience in the building products industry. A native of Kerhonkson, New York, and a veteran of the U.S. Army, Mr. Sherman is a graduate of the New York State College of Forestry at Syracuse University. He also holds an M.B.A. degree from Georgia State University.
      Randy L. White, Director and Former Chief Executive Officer. Mr. White has been a director since 2004. Mr. White has served on the board of directors of our subsidiary since 1996 and became president in 1997. Mr. White resigned as president in 2005. Before joining the Company, Mr. White spent almost 30 years with Reynolds Metals Company in a variety of manufacturing positions, including director of manufacturing for the aluminum can division. Mr. White holds an M.S. in business from the University of Richmond.

Board composition
      Upon completion of this offering, our board will consist of Messrs. Castaldi, Feintuch, Frank, Hershberger, Levy, Milgrim, Sherman, and White. We will have appointed one independent member to the board of directors before the consummation of this offering, and we intend to appoint one additional independent member to the board of directors within 90 days of the consummation of this offering and one additional independent director within one year of the consummation of this offering. We currently intend that a majority of the members of our board of directors will continue to be associated with JLL Partners for so long as affiliates of JLL Partners own more than 50% of our outstanding shares. Immediately prior to the consummation of this offering, we will adopt our amended and restated certificate of incorporation and our amended and restated by-laws, which will provide that our board of directors be divided into three classes, each of whose members will serve for a staggered three-year term. The term of the initial Class I directors will terminate on the date of the 2007 annual meeting, while the terms of the Class II and Class III directors will terminate on the dates of the 2008 and 2009 annual meetings, respectively.

Corporate governance
      Although we intend to satisfy all applicable Nasdaq corporate governance rules, for so long as an affiliate of JLL Partners continues to own more than 50% of our outstanding shares after the consummation of the offering we intend to avail ourselves of the Nasdaq Rule 4350(c) “controlled company” exemption that applies to companies in which more than 50% of the stockholder voting power is held by an individual, a group, or another company. This rule will grant us an exemption from the requirements that we have a majority of independent directors on our board of directors and that we have independent directors determine the compensation of executive officers and the selection of nominees to the board of directors. However, we intend to comply with such requirements in the event that such affiliate of JLL Partners’ ownership falls to or below 50%.

Board committees
      Our board of directors has the authority to appoint committees to perform certain management and administration functions. Our board of directors currently has an audit committee, the composition of which, upon completion of this offering, will comply with the requirements of The Nasdaq National Market and the Sarbanes-Oxley Act of 2002. Our board of directors also intends to appoint such other committees as may be required by the rules of The Nasdaq National Market.
      The audit committee selects, on behalf of our board of directors, an independent public accounting firm to be engaged to audit our financial statements, discusses with the independent auditors their independence, and reviews and discusses the audited financial statements with the independent auditors and management. Upon completion of this offering, the audit committee will also recommend to our board of directors whether the audited financial statements should be included in our Annual Reports on Form 10-K to be filed with the SEC. Mr. Castaldi and Mr. Milgrim are the members of our audit committee. Our board of directors intends to adopt a formal written audit committee charter, appoint three independent members to the audit committee, determine which member qualifies as an “audit committee financial expert” under applicable SEC rules, and otherwise comply with the requirements of The Nasdaq National Market and the Sarbanes-Oxley Act of 2002.

Compensation Interlocks and Insider Participation
      We do not have a compensation committee of the board of directors, and the full board decides executive compensation. Mr. Randy L. White, a member of the board of directors, served as our Chief Executive Officer until he resigned from such position on February 3, 2005, and his son, Mr. Randy L. White, Jr., is employed by the company as one of our area leaders. Additionally, Mr. Rodney Hershberger, our current President and Chief Executive Officer, also serves as a member of the board. Board members do not make employee compensation decisions with respect to themselves or their relatives. In addition, we do not have any “compensation interlocks,” or executive officers who are also serving on the compensation committee of, or serving in a similar function for, or on the board of, another company that has an executive officer who is on our board of directors.

Compensation of directors
      For the year ended December 31, 2005, the individuals serving on the board of directors did not receive any compensation for their service as directors. We intend to set the compensation for all directors, other than employees of the Company and designees of our majority stockholder, at an annual cash retainer of $40,000; an annual grant under our 2006 Equity Incentive Plan of restricted stock with a fair market value at the time of issuance of approximately $40,000; a fee of $1,000 per day for each meeting of the board of directors or committee thereof attended; and an annual cash retainer of $5,000 for each committee on which they serve.

EXECUTIVE COMPENSATION
Summary of Compensation
      The following summary compensation table sets forth information concerning compensation earned in the fiscal year ended December 31, 2005, by Mr. White, who served as our chief executive officer until February 3, 2005, Mr. Hershberger, and each of our next five most highly compensated executive officers serving at the end of the last fiscal year. We refer to these executives as our “named executive officers” elsewhere in this prospectus.

Summary compensation table

					Long-Term
					Compensation

	Annual Compensation				Securities
				Other Annual	Underlying	All Other
	Year	Salary	Bonus	Compensation(1)	Options (#)	Compensation

Rodney Hershberger	2005	$261,250	—	$17,544	66,207	—
Randy L. White	2005	$154,947	—	$12,111	12,579	—
Deborah L. LaPinska	2005	$167,000	—	$15,483	26,483	—
B. Wayne Varnadore	2005	$167,000	—	$17,178	26,483	—
David McCutcheon	2005	$167,000	—	$16,254	26,483	—
Ken Hilliard	2005	$162,082	$9,558	$12,167	38,400	—
Linda Gavit	2005	$167,000	—	$10,100	26,483	—

(1)	All other annual compensation in the table includes, for Messrs. Hershberger and White, Ms. LaPinska, Messrs. Varnadore, McCutcheon, and Hilliard, and Ms. Gavit, the following: (a) 401(k) — $6,300, $4,648, $4,239, $5,010, $5,010, $4,767, and $5,010, respectively; (b) business interruption insurance — $208, $208, $208, $208, $208, $208, and $208, respectively; (c) medical insurance — $10,147, $6,842, $10,147, $11,383, $10,147, $6,370, and $4,005, respectively; (d) life insurance — $43, $43, $43, $43, $43, $43, and $43, respectively; (e) long-term disability insurance — $534, $370, $534, $534, $534, $529, and $534, respectively; (f) membership in YMCA-Venice — $312, $0, $312, $0, $312, $125, and $0, respectively; and (g) membership in Southside Gym — $0, $0, $0, $0, $0, $125, and $300, respectively.

NOTE:	Messrs. Moore and Jackson joined the Company as Executive Vice President and Chief Financial Officer and Treasurer, respectively, in November 2005, and neither received total annual salary and bonus exceeding $100,000 at the end of the last completed fiscal year. We expect information regarding compensation received by Messrs. Moore and Jackson to be required to be disclosed in this table at the end of the current fiscal year. We likewise expect to disclose information regarding compensation received by Mr. Ferrucci, who joined the Company in April 2006, in this table at the end of the current fiscal year.

      The following table sets forth information concerning the grant of stock options to each of our named executive officers during the last fiscal year.

Option grants in last fiscal year

		Individual Grants

	Number of	Percent of
	Securities	Total Options
	Underlying	Granted to	Exercise or		Grant Date
	Options	Employees in	Base Price		Present
Name	Granted(1)	Fiscal Year	($/Sh)	Expiration Date	Value ($)(2)

Rodney Hershberger	66,207	10.1%	$8.64	July 12, 2015	$61,954
Randy L. White	12,579	1.9%	$8.64	July 14, 2015	$11,771
Herman Moore	68,194	10.4%	$12.84	November 30, 2015	$108,493
Jeffrey T. Jackson	115,863	17.6%	$12.84	November 30, 2015	$184,332
Deborah L. LaPinska	26,483	4.0%	$8.64	July 6, 2015	$24,782
B. Wayne Varnadore	26,483	4.0%	$8.64	July 6, 2015	$24,782
David McCutcheon	26,483	4.0%	$8.64	July 12, 2015	$24,782
Ken Hilliard	38,400	5.8%	$8.64	July 12, 2015	$35,933
Linda Gavit	26,483	4.0%	$8.64	July 6, 2015	$24,782

(1)	The effective dates of the option grants are the same day and month of the expiration date, but in the year 2005. Each option vests in full on the fifth anniversary of its effective date. The options have accelerated vesting provisions that provide that (a) one fifth of the options vest on each anniversary of the effective date; (b) the options vest in full if certain financial performance targets for the three fiscal years ending on or nearest to December 31, 2006, are met; and (c) the options vest in full upon a change of control of the Company.

(2)	The options are valued by the minimum value option pricing variation of the Black-Scholes pricing model. The following weighted average assumptions were used for the grants: expected term — 3 years; expected volatility — 0%; expected dividend yield — 0%; and risk free rate — 4.0%. No adjustment was made for non-transferability or risk of forfeitures.
      The following table sets forth information concerning the exercise of stock options during the last fiscal year by each of our named executive officers and the number and value of unexercised options held by such individuals as of the end of the last fiscal year.

Aggregated option exercises in last fiscal year and fiscal year-end option values

			Number of Securities	Value of Unexercised In-the-
			Underlying Unexercised	Money Options at Fiscal Year-
	Shares Acquired	Value	Options at Fiscal Year-End (#)	End ($) Exercisable/
Name	on Exercise (#)	Realized ($)	Exercisable/Unexercisable	Unexercisable

Rodney Hershberger	—	—	202,265/135,063	$3,010,238/$1,128,827
Randy L. White	—	—	324,643/12,579	5,028,592/105,133
Herman Moore	—	—	0/68,194	0/283,800
Jeffrey T. Jackson	—	—	0/115,863	0/482,181
Deborah L. LaPinska	—	—	67,181/84,745	936,722/708,284
B. Wayne Varnadore	—	—	199,617/84,745	2,988,103/708,284
David McCutcheon	—	—	621,619/84,745	10,002,790/708,284
Ken Hilliard	—	—	43,068/84,480	584,948/706,065
Linda Gavit	—	—	574,731/84,745	9,223,399/708,284

Employment agreements
      We have entered into employment agreements with all of our named executive officers, as well as Messrs. Moore, Jackson, and Ferrucci. Each of these agreements has a term of three years, with automatic one-year renewals commencing on the first anniversary of the effective date of the employment agreement. In addition to providing for an annual base salary and employee benefits, these agreements provide, among other things, that the executive is eligible for an annual performance bonus, as determined by the President of the Company and the Board of Directors, in their discretion. The executive must be employed at the time such bonus is awarded and paid by the Company.
      Under each of these employment agreements, in the event that (a) the executive’s employment is terminated by us without “cause” (as defined in the employment agreement) or (b) the executive terminates his/her employment because of (i) a material adverse diminution of his/her duties or responsibilities to which he/she has not agreed in writing, (ii) the assignment of the executive to a location outside of a fifty (50) mile radius from the Company’s current headquarters, or (iii) conduct on the part of the Company amounting to fraud against the executive; in addition to the benefits otherwise due to the executive and as otherwise required by law, the executive is entitled to continuation of his/her base salary for twelve months after the date of termination. Should the executive terminate his/her employment other than for the reasons set forth above in clause (b), the Company will continue to pay such executive’s salary for the shorter of thirty days or the notice period provided by the executive with respect to his/her termination. In addition, under this employment agreement, in the event that the executive’s employment is terminated by his or her death or disability (as defined in the employment agreement), in addition to the benefits otherwise due to him or her, the Company will pay to the executive (or, in the case of death, to his or her designated beneficiary) his/her base salary for a period of six months.
      During the executive’s employment with us and at all times thereafter, he/she may not disclose confidential information. During the executive’s employment with us and for two years thereafter, unless the employment agreement is terminated by us without “cause” or by him/her for the reasons set forth in the paragraph above in clause (b), in which case the period will be the duration of the executive’s employment with us and for one year thereafter (except in the case of Mr. Hershberger, for whom the period is two years thereafter), the executive may not directly or indirectly compete with the Company. In addition, the executive may not solicit any employees or agents of the Company or any suppliers or contractors of the Company to terminate or adversely change their relationships with us.

2004 Stock Incentive Plan
      The following is a summary of the material terms of the Company’s 2004 Stock Incentive Plan, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part.
      The purpose of the Company’s 2004 Stock Incentive Plan is to provide officers, key employees (including leased employees), consultants, and advisors of the Company and its subsidiary with an opportunity to acquire shares of our common stock. Under this plan, our board of directors is authorized to grant stock options and other equity based awards, such as stock appreciation rights or restricted stock awards. In addition, the plan provides for the sale of shares to plan participants at prices to be determined by our board of directors in its sole discretion. A total of 2,239,812 shares of our common stock have been reserved for issuance under this plan. The plan is intended to comply with the requirements of Rule 701 under the Securities Act.
      The plan is administered by our board of directors, which has the discretion to determine the persons to whom awards will be granted, the type of awards, the number of awards, vesting requirements, and other features and conditions of awards under the plan, including whether the awards will contain provisions relating to a change in control of the Company. Unless otherwise determined by the board of directors, the term of options granted under the plan may be no longer than ten years from the date of the grant of the option. Under the plan, our board of directors may accelerate the vesting of options at any time. It is contemplated that, following this offering of the Company’s common stock, the plan will be administered by a committee of our board of directors that will be composed solely of at least two persons who are “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code and “non-employee directors” within the meaning of Rule 16b-3 under the Exchange Act.

      In the event of any stock split, stock dividend, combination or exchange of shares, exchange for other securities, reclassification, reorganization, redesignation, merger, consolidation, recapitalization, spin-off, split-off, split-up, or other such change, or a special dividend or other distribution to the Company’s stockholders, resulting in the outstanding shares of our common stock being increased or decreased or changed into or exchanged for a different number or kind of shares of capital stock or other securities of the Company, then, as applicable (a) there will automatically be substituted for each share of common stock subject to the option the number and kind of shares of capital stock or other securities into which each outstanding share of common stock will be exchanged, (b) the exercise price per share of common stock or unit of securities will be increased or decreased proportionately so that the aggregate purchase price for the securities subject to the option may remain the same, and (c) the board of directors will make such other appropriate adjustments to the securities subject to the option as may be appropriate and equitable, and any such adjustment will be final, binding, and conclusive as to the plan’s participants.
      In the event of a sale of the Company, the board of directors may, in its sole discretion, determine that outstanding options may be converted into a comparable option to purchase shares of the entity acquiring control of the Company, or the board of directors may cancel any outstanding stock options issued under the plan and provide for a payment to each holder thereof equal to (i) the excess of the consideration received by the Company’s stockholders pursuant to the sale of the Company over the exercise price per share of the option multiplied by (ii) the number of shares of common stock subject to the option. Alternatively, the board of directors may, in its sole discretion, provide that such options be converted into comparable options, as determined by the board of directors in its reasonable discretion, to purchase securities of the corporation or other entity acquiring direct or indirect control of the Company.

2006 Equity Incentive Plan
      The following is a summary of the material terms of the 2006 Equity Incentive Plan, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part.
      We have adopted, and our stockholders have approved, our 2006 Equity Incentive Plan for the purpose of affording an incentive to eligible persons to increase their efforts on behalf of the Company and its subsidiaries and to promote the Company’s success. The plan will become effective on the date on which the board of directors determines the initial public offering price. The 2006 Equity Incentive Plan provides for the grant of equity-based awards, including stock options, stock appreciation rights, restricted stock, restricted stock units and other awards based on or relating to our common stock to eligible non-employee directors, selected officers and other employees, advisors and consultants. The plan will be administered by our board of directors. Our board of directors may appoint a committee of its members to administer the plan and awards granted under the plan, provided that the committee’s authorities under the plan will be limited by the Board’s authority to make all final determinations with respect to the plan and any awards granted under the plan. If a committee is appointed to administer the plan, each member of the committee will qualify as a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act and an “outside director” within the meaning of Section 162(m) of the Code. Our board of directors will have the authority, in its discretion, to determine the participants in the plan; to grant awards under the plan and determine all of the terms and conditions of awards, including, but not limited to, whether the grant, vesting or settlement of awards may be conditioned upon achievement of one or more performance goals; to construe and interpret the plan and any award; to prescribe, amend and rescind rules and regulations relating to the plan; and to make all other determinations deemed necessary or advisable for the administration of the plan. Our board of directors may delegate such administrative duties as it may deem advisable. All decisions and determinations of our board of directors will be final and binding on all persons.
      Shares Available under the Plan. An aggregate of 3.0 million shares of our common stock have been authorized for issuance under the plan. Up to an aggregate of 3.0 million shares may be made subject to stock options and stock appreciation rights, and up to an aggregate of 1.05 million shares may be made subject to awards that are not stock options (which may be incentive stock options or non-qualified options) and stock appreciation rights, which awards include, among other things, grants of restricted stock and restricted stock units. The shares available for issuance under the plan may be authorized but unissued shares or shares that we have reacquired. If any shares subject to an award are forfeited, cancelled, exchanged or surrendered, or if an award terminates or expires without a distribution of shares, or if shares are surrendered or withheld as payment of the exercise price or withholding taxes with respect to an award, those shares will again be available for issuance under the plan. If our board of directors determines that any dividend or other distribution, recapitalization, stock split, reverse split, reorganization, merger, consolidation, spin-off, combination or other similar corporate transaction or event affects our common stock such that an adjustment is appropriate in order to prevent dilution or enlargement of participants’ rights under the plan, our board of directors will make such changes or adjustments as it deems necessary or appropriate including with respect to any or all of (i) the number and kind of shares or other property that may thereafter be issued in connection with awards, (ii) the number and kind of shares or other property subject to outstanding awards, (iii) the exercise or purchase price of any award and (iv) the performance goals applicable to outstanding awards. In addition, our board of directors may determine that an equitable adjustment may take the form of a payment to an award holder in the form of cash or other property.
      Performance Goals. Our board of directors may determine that the grant, vesting or settlement of an award granted under the plan may be subject to the attainment of one or more performance goals.
      Stock Options and Stock Appreciation Rights. Each stock option and stock appreciation right, or “SAR,” will be evidenced by an award agreement which will set forth the terms and conditions of the award. Stock options granted under the plan may be “incentive stock options,” within the meaning of Section 422 of the Code, or nonqualified stock options. A SAR confers on the participant the right to receive an amount with respect to each share subject to the SAR equal to the excess of the fair market value of one share of our common stock on the date of exercise over the grant price of the SAR. SARs may be granted alone or in tandem with a stock option. Our board of directors will determine all of the terms and conditions of stock options and SARs including, among other things, the number of shares subject to the award and the exercise price per share of the award, which in no event may be less than the fair market value of a share of our common stock on the date of grant (in the case of a SAR granted in tandem with a stock option, the grant price of the tandem SAR will be equal to the exercise price of the stock option), and whether the vesting of the award will be subject to the achievement of one or more performance goals. Stock options and SARs granted under the plan may not have a term exceeding 10 years from the date of grant, and the award agreement will contain terms concerning the termination of the option or SAR following termination of the participant’s service with us. Payment of the exercise price of a stock option granted under the plan may be made in cash or by an exchange of our common stock previously owned by the participant, through a “cashless exercise” procedure approved by the plan administrator or by a combination of the foregoing methods.
      Restricted Stock and Restricted Stock Units. The terms and conditions of awards of restricted stock and restricted stock units granted under the plan will be determined by our board of directors and set forth in an award agreement. A restricted stock unit confers on the participant the right to receive a share of our common stock or its equivalent value in cash, in the discretion of our board of directors. These awards will be subject to restrictions on transferability which may lapse under those circumstances that our board of directors determines, which may include the attainment of one or more performance goals. Our board of directors may determine that the holder of restricted stock or restricted stock units may receive dividends (or dividend equivalents, in the case of restricted stock units) that may be deferred during the restricted period applicable to these awards. The award agreement will contain terms concerning the termination of the award of restricted stock or restricted stock units following termination of the participant’s service with us.
      Other Stock-Based Awards. The plan also provides for other stock-based awards, the form and terms of which will be determined by our board of directors consistent with the purposes of the plan. The vesting or payment of one of these awards may be made subject to the attainment of one or more performance goals. Our board of directors may determine to issue awards in respect of payments under a Company bonus plan or for purposes of deferred compensation plans that may be adopted by the Company.
      Change in Control. The plan provides that, unless otherwise determined by our board of directors and set forth in an award agreement, in the event of a change in control (as defined in the plan), all awards granted under the plan will become fully vested and/or exercisable, and any performance conditions will be deemed to be fully achieved.

      Taxes. We are authorized to withhold from any payment in respect of any award granted under the plan, or from any other payment to a participant, amounts of withholding and other taxes due in connection with any transaction involving an award. Our board of directors may provide in the agreement evidencing an award that the participant may satisfy this obligation by electing to have the company withhold a portion of the shares of our common stock to be received upon exercise or settlement of the award.
      Amendment; Termination. The plan will expire on the tenth anniversary of its effective date. Our board of directors may amend, suspend or terminate the plan in whole or in part at any time, provided that no amendment, expiration or termination of the plan will adversely affect any then-outstanding award without the consent of the holder of the award. Unless otherwise determined by our board of directors, an amendment to the plan that requires stockholder approval in order for the plan to continue to comply with applicable law, regulations or stock exchange requirements will not be effective unless approved by our stockholders. Our board of directors may amend an outstanding award at any time, provided that the amendment of an award will not adversely affect the award without the consent of the holder of the award.
Management Incentive Plan
      The following is a summary of the material terms of the Management Incentive Plan, a copy of which has been filed as an exhibit to the registration statement of which this prospectus is a part.
      We have adopted the Management Incentive Plan for the purpose of reinforcing corporate, organizational and business development goals, to promote the achievement of year-to-year financial and other business objectives and to reward the performance of those of our executive officers and employees selected for participation in the plan. Our board of directors will administer the Management Incentive Plan. Our board of directors may appoint a committee of its members to administer all or a portion of this plan and to make recommendations concerning the plan and any awards granted under the plan; however, our board of directors will have the sole authority to make all final determinations under the plan. If a committee is appointed to administer the plan, each member of the committee will qualify as a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act and as an “outside director” within the meaning of Section 162(m) of the Code. Our board of directors will have the authority to determine the persons to whom awards will be granted and the timing of awards; to determine all of the terms and conditions relating to any award, including the performance goals relating to the award and to what extent an award may be settled, cancelled or forfeited; and prescribe, amend and rescind such rules that it deems necessary or advisable for the administration of the Management Incentive Plan. Unless otherwise determined by our board of directors, performance periods under the Management Incentive Plan will be no longer than 12 months.
      The Management Incentive Plan provides for the payment of bonuses to selected executive officers and employees of the Company based on achievement against pre-determined performance goals during the specified performance periods. Performance goals under the Management Incentive Plan will be subject to adjustment by our board of directors in recognition of unusual or non-recurring events affecting the Company or the financial statements of the Company, in response to changes in applicable laws or regulations, or extraordinary or unusual events.
      Payments in respect of awards under the Management Incentive Plan will be made in cash or in awards relating to our common stock issued under a stockholder-approved equity plan, or a combination of cash and stock-based awards, as determined by our board of directors. A participant in the plan generally must be employed by us or one of our affiliates on the day payment is to be made, absent any deferral of the bonus payment. In addition, in order to receive payment under the plan, achievement of the applicable performance goals must be certified by our board of directors. Awards payable under the Management Incentive Plan will be subject to applicable withholding taxes.
      Our board of directors may at any time amend or terminate the Management Incentive Plan in whole or in part, provided that no amendment that requires stockholder approval will be effective unless we obtain that approval. No amendment or termination of the Management Incentive Plan will affect adversely the rights of any participant under any outstanding award without the participant’s consent.

PRINCIPAL STOCKHOLDERS
      The following table sets forth certain information regarding the beneficial ownership, as of June 7, 2006, and as adjusted to reflect the sale of the shares of common stock offered by us in this offering, of: (i) our common stock by each person known to us to hold greater than 5% of the total number of outstanding shares and (ii) our common stock by each current director and each named executive officer and of all the current directors and executive officers as a group. The number of shares beneficially owned by each person or group as of June 7, 2006, includes shares of common stock that such person or group had the right to acquire on or within 60 days of June 7, 2006, including upon the exercise of options. All such information is estimated and subject to change.
      Ownership of our common stock is shown in terms of “beneficial ownership.” Amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which he has a right to acquire beneficial ownership within 60 days. More than one person may be considered to beneficially own the same shares. To our knowledge, except as indicated in the footnotes to this table, and subject to community property laws when applicable, the persons named in the table have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.
      Percentage of beneficial ownership before this offering is calculated by dividing the number of shares beneficially owned by such person or group as described above by the sum of 15,749,483 shares of common stock outstanding on June 7, 2006, and the number of shares of common stock that such person or group had the right to acquire on or within 60 days of June 7, 2006, including upon the exercise of options. Percentage of beneficial ownership after this offering is based on 24,573,012 shares outstanding immediately after this offering, after giving effect to sale of shares of our common stock in this offering.

			Percentage of Shares
	Shares Beneficially Owned		Beneficially Owned
	Before the Offering		After the Offering(4)

		Percentage of		Assuming
		Ownership of	Assuming	Exercise in
	Shares of	Shares of	Over-allotment	Full of the
Name and Address of	Common	Common	Option Is Not	Over-allotment
Beneficial Owner(1)	Stock(2)	Stock(3)	Exercised	Option

JLL Partners Fund IV, L.P.(5)	14,463,776	91.8%	58.9%	55.9%
Rodney Hershberger(6)	755,763	4.7%	3.0%	2.9%
Herman Moore	14,566	*	*	*
Jeffrey T. Jackson	14,566	*	*	*
Mario Ferrucci III	—	*	*	*
Deborah L. LaPinska(7)	92,984	*	*	*
B. Wayne Varnadore(8)	633,279	4.0%	2.6%	2.4%
David McCutcheon(9)	641,481	3.9%	2.5%	2.4%
Ken Hilliard(10)	62,268	*	*	*
Linda Gavit(11)	666,588	4.1%	2.6%	2.5%
Alexander R. Castaldi(5)(12)	—	*	*	*
Ramsey A. Frank(5)(12)	—	*	*	*
Paul S. Levy(5)(12)	14,463,776	91.8%	58.9%	55.9%
Brett N. Milgrim(5)(12)	—	*	*	*
Floyd F. Sherman(13)	1,986	*	*	*
Randy L. White(14)	327,159	2.0%	1.3%	1.2%
Directors and executive officers of the Company as a group	17,674,416	98.7%	66.1%	63.0%

*	Less than 1%.

(1)	Unless otherwise indicated, the business address of each person named in the table is 1070 Technology Drive, North Venice, Florida 34275.

(2)	The number of shares beneficially owned by each person or group as of June 7, 2006, includes shares of common stock that such person or group had the right to acquire on or within 60 days after June 7, 2006, including upon the exercise of options.

(3)	Subject to dilution resulting from potential awards of common stock and exercise of options to acquire common stock under our 2004 Stock Incentive Plan or pursuant to a Rollover Stock Option Agreement.

(4)	Shares beneficially owned after the offering do not include shares that may be purchased under the directed share program. It is anticipated that a number of directors and officers will purchase shares under the directed share program.

(5)	The business address for JLL Partners Fund IV, L.P., and Messrs. Levy, Frank, Milgrim, and Castaldi is 450 Lexington Ave., Suite 3350, New York, New York 10017.

(6)	Includes 232,720 shares of common stock issuable upon exercise of options exercisable within 60 days of June 7, 2006, under our 2004 Stock Incentive Plan or pursuant to a Rollover Stock Option Agreement.

(7)	Includes 87,043 shares of common stock issuable upon exercise of options exercisable within 60 days of June 7, 2006, under our 2004 Stock Incentive Plan or pursuant to a Rollover Stock Option Agreement.

(8)	Includes 219,479 shares of common stock issuable upon exercise of options exercisable within 60 days of June 7, 2006, issued under our 2004 Stock Incentive Plan or pursuant to a Rollover Stock Option Agreement and 413,800 shares of common stock owned by B.W. Varnadore Partnership, Ltd., a Florida limited partnership.

The business address for B.W. Varnadore Partnership, Ltd. is 5307 22nd Ave. W, Bradenton, Florida 34209. Mr. Varnadore is the Manager of B.W. Varnadore, LLC, a Florida limited liability company that is the General Partner of the Partnership.

(9)	Includes 641,481 shares of common stock issuable upon exercise of options exercisable within 60 days of June 7, 2006, under our 2004 Stock Incentive Plan or pursuant to a Rollover Stock Option Agreement.

(10)	Includes 62,268 shares of common stock issuable upon exercise of options exercisable within 60 days of June 7, 2006, under our 2004 Stock Incentive Plan or pursuant to a Rollover Stock Option Agreement.

(11)	Includes 594,593 shares of common stock issuable upon exercise of options exercisable within 60 days of June 7, 2006, under our 2004 Stock Incentive Plan or pursuant to a Rollover Stock Option Agreement.

(12)	Messrs. Castaldi, Frank, Levy, and Milgrim are all affiliates of JLL Partners. Mr. Levy is the managing member of JLL Associates G.P. IV, L.L.C., the general partner of JLL Associates IV, L.P., which in turn is the general partner of JLL Partners Fund IV, L.P. As a result, Mr. Levy may be deemed to beneficially own all of the shares of common stock owned by JLL Partners Fund IV, L.P., and to have shared voting or investment power over the shares of common stock owned by JLL Partners Fund IV, L.P. Messrs. Castaldi, Frank, and Milgrim disclaim any beneficial ownership of our common stock.

(13)	Includes 1,986 shares of common stock issuable upon exercise of options exercisable within 60 days of June 7, 2006, under our 2004 Stock Incentive Plan.

(14)	Includes 327,159 shares of common stock issuable upon exercise of options exercisable within 60 days of June 7, 2006, under our 2004 Stock Incentive Plan or pursuant to a Rollover Stock Option Agreement.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
      On February 17, 2006, with a portion of the net proceeds of our second amended and restated senior secured credit facility and our new second lien credit facility, we paid a dividend to our stockholders and a compensation-based payment to all holders of our outstanding stock options (including vested and unvested options) in lieu of adjusting exercise prices in connection with the payment of such dividend. The aggregate dividend to stockholders was approximately $83.5 million, and the aggregate payment to option holders was approximately $26.9 million (including applicable payroll taxes of $0.5 million), which will be recognized as stock compensation expense.
      In the third quarter of 2005, we paid a dividend to our stockholders and accrued a compensation-based payment to all holders of our outstanding stock options (including vested and unvested options) in lieu of adjusting exercise prices in connection with the payment of such dividend. The aggregate dividend to stockholders was approximately $20.0 million, and the aggregate amount payable to option holders was approximately $6.6 million (including applicable payroll taxes of $0.5 million), which was be recognized as stock compensation expense.
      Pursuant to a management services agreement that will terminate upon consummation of this offering, we pay an affiliate of JLL Partners for certain management, consulting, financial planning, and other services, and we reimburse such affiliate of JLL Partners for reasonable out-of-pocket expenses it pays or incurs on our behalf or in connection with its investment in us. The amount of fees paid and expenses reimbursed was approximately $1.8 million in 2005.
      In the ordinary course of business, we sell windows to Builders FirstSource, Inc., a company in which an affiliate of JLL Partners owns an approximately 26% interest. One of our directors, Floyd F. Sherman, is the president, chief executive officer, and a director of Builders FirstSource, Inc. In addition, Paul S. Levy, Ramsey A. Frank, and Brett N. Miligrim are directors of Builders FirstSource, Inc. See Note 15 to our audited consolidated financial statements included elsewhere herein.
      Prior to the consummation of this offering, we intend to adopt a code of business conduct and ethics applicable to all directors, officers, and employees and an additional code of ethics for the president and chief executive officer and senior financial officers that include procedures for the review and pre-approval of related party transactions.
      We have entered into a security holders’ agreement with our majority stockholder and our executive officers that provides for certain registration rights with respect to their shares of our stock. See “Description of capital stock — REGISTRATION RIGHTS.”
      On December 9, 2005, the Company provided Mr. Moore with a relocation advance of $110,000 in connection with relocation expenses, which advance was repaid in full on February 24, 2006.

DESCRIPTION OF CAPITAL STOCK
      The following is a summary of the material terms of our capital stock. You are strongly encouraged, however, to read our amended and restated certificate of incorporation, which will be filed with the State of Delaware and become effective immediately prior to the closing of this offering, amended and restated by-laws and other agreements, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.
General Matters
      Our amended and restated certificate of incorporation, which will be filed with the State of Delaware and become effective immediately prior to the closing of this offering, provides that we are authorized to issue 200,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of undesignated preferred stock, par value $0.01 per share.
      As of June 7, 2006, we had outstanding 15,749,483 shares of common stock, held by 20 stockholders of record. As of June 7, 2006, we had outstanding options (including vested and unvested options) to purchase 4,938,536 shares of our common stock.
Common Stock
      Shares of our common stock have the following rights, preferences and privileges:

•	Voting rights. Each outstanding share of common stock entitles its holder to one vote on all matters submitted to a vote of our stockholders, including the election of directors. There are no cumulative voting rights. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of common stock present or represented by proxy.

•	Dividends. Holders of common stock are entitled to receive dividends as, when and if dividends are declared by our board of directors out of assets legally available for the payment of dividends.

•	Liquidation. In the event of a liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, after payment of our liabilities and obligations to creditors, our remaining assets will be distributed ratably among the holders of shares of common stock on a per share basis. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we will need to pay the applicable distribution to the holders of our preferred stock before distributions are paid to the holders of our common stock.

•	Rights and preferences. Our common stock has no preemptive, redemption, conversion or subscription rights. The rights, powers, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.
Listing
      We have applied to list our common stock on The Nasdaq National Market under the trading symbol “PGTI.”
Preferred Stock
      Our amended and restated certificate of incorporation provides that the board of directors has the authority, without action by the stockholders, to designate and issue up to 10,000,000 shares of preferred stock in one or more classes or series and to fix the powers, rights, preferences and privileges of each class or series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series, which may be greater than the rights of the holders of the common stock. There will be no shares of preferred stock outstanding immediately after the closing of this offering. Any issuance of shares of preferred stock could adversely affect the voting power of holders of common stock, and the likelihood that the holders will receive dividend payments and payments upon liquidation could have the effect of delaying, deferring or preventing a change in control. We have no present plans to issue any shares of preferred stock.
Registration Rights
      In connection with this offering, we will amend and restate our security holders’ agreement with certain of our stockholders, including JLL Partners Fund IV, L.P., and our executive officers. The agreement will provide that, upon the request of JLL Partners Fund IV, L.P., we will register under the Securities Act shares of our common stock held by JLL Partners Fund IV, L.P. for sale in accordance with its intended method of disposition, and will take other actions as are necessary to permit the sale of the shares in various jurisdictions. In addition, if we register any of our equity securities either for our own account or for the account of other security holders, JLL Partners Fund IV, L.P. is entitled to notice of the registration and may include its shares in the registration, subject to certain customary underwriters’ “cut-back” provisions. All fees, costs and expenses of underwritten registrations will be borne by us, other than underwriting discounts and selling commissions, which will be borne by each stockholder selling its shares. Our obligation to register the shares and take other actions is subject to certain restrictions on, among other things, the frequency of requested registrations, the number of shares to be registered and the duration of these rights.
Anti-Takeover Effects of Certain Provisions of Our Certificate of Incorporation and By-Laws
      Our amended and restated certificate of incorporation, which will be filed with the State of Delaware and become effective immediately prior to the closing of this offering, and by-laws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of our company unless the takeover or change in control is approved by our board of directors. These provisions include the following:
      Staggered Board of Directors. Our amended and restated certificate of incorporation provides for a staggered board of directors, divided into three classes, with our stockholders electing one class each year. Between stockholders’ meetings, the board of directors will be able to appoint new directors to fill vacancies or newly created directorships so that no more than the number of directors in any given class could be replaced each year and it would take three successive annual meetings to replace all directors.
      Elimination of stockholder action through written consent. Our amended and restated certificate of incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting.
      Elimination of the ability to call special meetings. Our amended and restated certificate of incorporation provides that, except as otherwise required by law, special meetings of our stockholders can only be called pursuant to a resolution adopted by a majority of our board of directors, a committee of the board of directors that has been duly designated by the board of directors and whose powers and authority include the power to call such meetings, or by our chief executive officer or the chairman of our board of directors. Stockholders are not permitted to call a special meeting or to require our board to call a special meeting.
      Advance notice procedures for stockholder proposals. Our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board. Stockholders at our annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting.
      Removal of Directors; Board of Directors Vacancies. Our certificate of incorporation and by-laws provide that members of our board of directors may not be removed without cause. Our by-laws further provide that only our board of directors may fill vacant directorships, except in limited circumstances. These provisions would prevent a stockholder from gaining control of our board of directors by removing incumbent directors and filling the resulting vacancies with such stockholder’s own nominees.
      Amendment of certificate of incorporation and bylaws. The General Corporation Law of the State of Delaware, or DGCL, provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend or repeal a corporation’s certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. Our certificate of incorporation generally requires the approval of the holders of at least two-thirds of the voting power of the issued and outstanding shares of our capital stock entitled to vote in connection with the election of directors to amend any provisions of our certificate of incorporation described in this section. Our certificate of incorporation and bylaws provide that the holders of at least two-thirds of the voting power of the issued and outstanding shares of our capital stock entitled to vote in connection with the election of directors have the power to amend or repeal our bylaws. In addition, our certificate of incorporation grants our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our certificate of incorporation.
      The foregoing provisions of our amended and restated certificate of incorporation and by-laws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of the common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders. See “Risk factors — RISKS RELATED TO OUR COMMON STOCK AND THIS OFFERING — Provisions in our charter documents could discourage a takeover that stockholders may consider favorable.”
Limitations on Liability and Indemnification of Officers and Directors
      Our amended and restated certificate of incorporation and by-laws provide indemnification for our directors and officers to the fullest extent permitted by the DGCL. Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our directors that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director, except that a director will be personally liable for:

•	any breach of his duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	any transaction from which the director derived an improper personal benefit; or

•	improper distributions to stockholders.
      These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.
Corporate Opportunities
      In recognition that directors, officers, partners, members, managers and/or employees of JLL Partners and their respective affiliates and investment funds, which we refer to as the Sponsor Entities, may serve as our directors and/or officers, and that the Sponsor Entities may engage in similar activities or lines of business that we do, our amended and restated certificate of incorporation provides for the allocation of certain corporate opportunities between us and the Sponsor Entities. Specifically, none of the Sponsor Entities or any director, officer, partner, member, manager or employee of the Sponsor Entities has any duty to refrain from engaging directly or indirectly in the same or similar business activities or lines of business that we do. In the event that any Sponsor Entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for itself and us, we will not have any expectancy in such corporate opportunity, and the Sponsor Entity will not have any duty to communicate or offer such corporate opportunity to us and may pursue or acquire such corporate opportunity for itself or direct such opportunity to another person. In addition, if a director or officer of our company who is also a director, officer, member, manager or employee of any Sponsor Entity acquires knowledge of a potential transaction or matter which may be a corporate opportunity for us and a Sponsor Entity, we will not have any expectancy in such corporate opportunity unless such corporate opportunity is expressly offered to such person in his or her capacity as a director or officer of our company.
      The above provision shall automatically, without any need for any action by us, be terminated and void at such time as the Sponsor Entities beneficially own less than 15% of our shares of common stock.
      In recognition that we may engage in material business transactions with the Sponsor Entities, from which we are expected to benefit, our amended and restated certificate of incorporation provides that any of our directors or officers who are also directors, officers, partners, members, managers and/or employees of any Sponsor Entity will have fully satisfied and fulfilled his or her fiduciary duty to us and our stockholders with respect to such transaction, if: the transaction was fair to us and was made on terms that are not less favorable to us than could have been obtained from a bona fide third party at the time we entered into the transaction; and either the transaction was approved, after being made aware of the material facts of the relationship between each of the company or a subsidiary thereof and the Sponsor Entity and the material terms and facts of the transaction, by (i) an affirmative vote of a majority of the members of our board of directors who do not have a material financial interest in the transaction, referred to as Interested Persons or (ii) an affirmative vote of a majority of the members of a committee of our board of directors consisting of members who are not interested persons; or the transaction was approved by an affirmative vote of the holders of a majority of shares of our common stock entitled to vote, excluding the Sponsor Entities and any interested person.
      By becoming a stockholder in our company, you will be deemed to have notice of and consented to these provisions of our amended and restated certificate of incorporation. Any amendment to the foregoing provisions of our amended and restated certificate of incorporation requires the affirmative vote of at least 85% of the voting power of all shares of our common stock then outstanding.
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is LaSalle Bank National Association, and its telephone number is (312) 904-2458.

DESCRIPTION OF CERTAIN INDEBTEDNESS
      The following is a summary of the material provisions of the agreements governing our material debt to be in effect upon the closing of this offering. Copies of these agreements have been filed as exhibits to our registration statement filed in connection with this offering and are available as set forth under “Where you can find more information.”
Second Amended and Restated Senior Secured Credit Facility
      On February 14, 2006, our subsidiary (as borrower) and the Company (as a Guarantor) entered into a second amended and restated senior secured credit facility (the “Senior Secured Credit Facility”) with various lenders, UBS Securities LLC, as Arranger, Bookmanager, Co-Documentation Agent and Syndication Agent, UBS AG, Stamford Branch, as Administrative Agent, Collateral Agent and Issuing Bank, UBS Loan Finance LLC, as Swingline Lender and General Electric Capital Corporation, as Co-Documentation Agent.
      Structure. The Senior Secured Credit Facility consists of:

•	a senior secured term loan facility of $205.0 million (the “Term Loan Facility”); and

•	a senior secured revolving credit facility (including swingline loans and letters of credit) of $30.0 million (the “Revolving Credit Facility”).
      We may borrow, repay, and reborrow from the Revolving Credit Facility from time to time until the earlier of the maturity date thereof and the termination of the revolving loan commitment. The borrowings under the Revolving Credit Facility are available for working capital and general corporate purposes. The borrowings under the Term Loan Facility were used to refinance the then outstanding term loans under the prior senior secured credit facility, fund a portion of a dividend paid to our stockholders, pay fees and expenses related to the Senior Secured Credit Facility and for working capital and general corporate purposes.
      Maturity, Amortization, and Prepayment. The Term Loan Facility has a maturity of six years and will amortize in consecutive equal quarterly installments in an aggregate annual amount equal to 1.0% of the original principal amount of the Term Loan Facility, with the balance payable on the maturity date. Unless terminated earlier, the Revolving Credit Facility has a maturity of five years.
      The Senior Secured Credit Facility is subject to mandatory prepayment with, in general, (i) 100% of the net proceeds of certain asset sales or other disposition of assets, subject to a 180-day reinvestment period and to certain other agreed upon exceptions; (ii) 100% of the net cash proceeds from certain issuances of debt and preferred stock; (iii) 100% of casualty and condemnation proceeds in excess of amounts applied within 365 days of receipt to repair, replace or restore any property in respect of which such proceeds are received; and (iv) certain specified percentages of excess cash flow, with such percentages being based upon our leverage ratio. Any such prepayment is applied first to the Term Loan Facility, then to reduce the outstanding revolving loans to zero and, following such repayment, to repay the loans under the Second Lien Secured Credit Facility pursuant to the terms thereof. If the Term Loan Facility and the Second Lien Secured Credit Facility have been repaid in full, such prepayments shall be applied to repay then outstanding amounts under the Revolving Credit Facility and the repayments thereof shall also (i) result in the permanent reduction of the Revolving Credit Facility commitments and (ii) be applied to cash collateralize any outstanding letters of credit issued thereunder. The Senior Secured Credit Facility is subject to optional prepayments in minimum agreed upon amounts.
      Interest and Fees. The term loans under the Term Loan Facility bear interest, at our option, at a rate equal to an adjusted LIBOR rate plus 3.0% per annum or a base rate plus 2.0% per annum. The loans under the Revolving Credit Facility bear interest initially, at our option (provided, that all swingline loans shall be base rate loans), at a rate equal to an adjusted LIBOR rate plus 2.75% per annum or a base rate plus 1.75% per annum, and the margins above LIBOR and base rate may decline to 2.00% for LIBOR loans and 1.00% for base rate loans if certain leverage ratios are met. A commitment fee equal to 0.50% per annum accrues on the average daily unused amount of the commitment of each lender under the Revolving Credit Facility and such fee is payable quarterly in arrears. We are also required to pay certain other fees with respect to the Senior Secured Credit Facility including (i) letter of credit fees on the aggregate undrawn amount of outstanding letters of credit plus the aggregate principal amount of all letter of credit reimbursement obligations, (ii) a fronting fee to the letter of credit issuing bank and (iii) administrative fees.
      Guarantees. All of the obligations of our subsidiary under the Senior Secured Credit Facility are guaranteed by the Company and all of our existing and future direct and indirect subsidiaries (collectively, the “Guarantors”), subject to exceptions for foreign subsidiaries to the extent such guarantees would be prohibited by applicable law or would result in adverse tax consequences.
      Pledge and Security. The Senior Secured Credit Facility is secured by a perfected first priority pledge of all of the equity interests of our subsidiary and perfected first priority security interests in and mortgages on substantially all of our tangible and intangible assets and those of the Guarantors, except, in the case of the stock of a foreign subsidiary, to the extent such pledge would be prohibited by applicable law or would result in materially adverse tax consequences, and subject to such other exceptions as are agreed.
      Covenants. The Senior Secured Credit Facility contains a number of covenants that, among other things, restrict our ability and the ability of our subsidiaries to (i) dispose of assets; (ii) change our business; (iii) engage in mergers or consolidations; (iv) make certain acquisitions; (v) pay dividends or repurchase or redeem stock; (vi) incur indebtedness or guarantee obligations and issue preferred and other disqualified stock; (vii) make investments and loans; (viii) incur liens; (ix) engage in certain transactions with affiliates; (x) enter into sale and leaseback transactions; (xi) issue stock or stock options; (xii) amend or prepay subordinated indebtedness and loans under the Second Lien Secured Credit Facility; (xiii) modify or waive material documents; or (xiv) change our fiscal year. In addition, under the Senior Secured Credit Facility, we are required to comply with specified financial ratios and tests, including a minimum interest coverage ratio, a maximum leverage ratio, and maximum capital expenditures.
      Events of Default. The Senior Secured Credit Facility contains customary events of default, including, without limitation (i) nonpayment of principal or interest; (ii) false or misleading representations or warranties; (iii) noncompliance with covenants; (iv) insolvency and bankruptcy-related events; (v) judgments in excess of specified amounts; (vi) certain ERISA matters; (vii) impairment of security interests in collateral; (viii) invalidity or unenforceability of certain provisions of any loan document; (ix) certain change of control events; (x) cross defaults with other indebtedness; and (xi) any restraint from conducting business in a manner that could result in a material adverse effect.
Second Lien Secured Credit Facility
      On February 14, 2006, our subsidiary (as borrower) and the Company (as a Guarantor) entered into a second lien secured credit facility (the “Second Lien Secured Credit Facility”) with various lenders, UBS Securities LLC, as Arranger, Bookmanager, Co-Documentation Agent and Syndication Agent, UBS AG, Stamford Branch, as Administrative Agent and Collateral Agent, and General Electric Capital Corporation, as Co-Documentation Agent.
      Structure. The Second Lien Secured Credit Facility consists of a $115.0 million term loan. The proceeds of the Second Lien Secured Credit Facility were used to fund a portion of a dividend paid to our stockholders, to pay fees and expenses related to the Second Lien Secured Credit Facility and for working capital and general corporate purposes.
      Maturity, Amortization, and Prepayment. The Second Lien Secured Credit Facility has a maturity of six and one half years and will be due and payable on the maturity date.
      When the Term Loan Facility has been paid in full and the outstanding loans under Revolving Credit Facility have been reduced to zero (and remain at zero), the Second Lien Secured Credit Facility is subject to mandatory prepayment with, in general, (i) 100% of the net proceeds of certain asset sales or other disposition of assets, subject to a 180-day reinvestment period and to certain other agreed upon exceptions; (ii) 100% of the net cash proceeds from certain issuances of debt and preferred stock; (iii) 100% of casualty and condemnation proceeds in excess of amounts applied within 365 days of receipt to repair, replace or restore any property in respect of which such proceeds are received; and (iv) certain specified percentages of excess cash flow, with such percentages being based upon our leverage ratio. The Second Lien Secured Credit Facility provides for optional prepayments

(subject to the consent of the lenders under the Senior Secured Credit Facility, if outstanding) in minimum agreed upon amounts, provided that a premium equal to (i) 2.0% of the principal amount prepaid, if such prepayment is made on or prior to the first anniversary of the effective date of the Second Lien Secured Credit Facility, or (ii) 1.0% of the principal amount prepaid, if such prepayment is made after the first anniversary of the effective date of the Second Lien Secured Credit Facility and on or prior to the second anniversary of the Second Lien Secured Credit Facility, is required thereunder.
      Interest and Fees. The Second Lien Secured Credit Facility bears interest, at our option, at a rate equal to an adjusted LIBOR rate plus 7.0% per annum or a base rate plus 6.0% per annum. We are required to pay certain administrative fees under the Second Lien Secured Credit Facility.
      Guarantees. All of the obligations of our subsidiary under the Second Lien Secured Credit Facility are guaranteed by the Company and all of our existing and future direct and indirect subsidiaries (collectively, the “Guarantors”), subject to exceptions for foreign subsidiaries to the extent such guarantees would be prohibited by applicable law or would result in adverse tax consequences.
      Pledge and Security. The Second Lien Secured Credit Facility is secured by a perfected second priority pledge of all of the equity interests of our subsidiary and perfected second priority security interests in and mortgages on substantially all of our tangible and intangible assets and those of the Guarantors, except, in the case of the stock of a foreign subsidiary, to the extent such pledge would be prohibited by applicable law or would result in materially adverse tax consequences, and subject to such other exceptions as are agreed.
      Covenants. The Second Lien Secured Credit Facility contains a number of covenants that, among other things, restrict our ability and the ability of our subsidiaries to (i) dispose of assets; (ii) change our business; (iii) engage in mergers or consolidations; (iv) make certain acquisitions; (v) pay dividends or repurchase or redeem stock; (vi) incur indebtedness or guarantee obligations and issue preferred and other disqualified stock; (vii) make investments and loans; (viii) incur liens; (ix) engage in certain transactions with affiliates; (x) enter into sale and leaseback transactions; (xi) issue stock or stock options; (xii) amend or prepay subordinated indebtedness; (xiii) modify or waive material documents; or (xiv) change our fiscal year. In addition, under the Senior Secured Credit Facility, we are required to comply with specified financial ratios and tests, including a minimum interest coverage ratio, a maximum leverage ratio, and maximum capital expenditures.
      Events of Default. The Second Lien Secured Credit Facility contains customary events of default, including, without limitation (i) nonpayment of principal or interest; (ii) false or misleading representations or warranties; (iii) noncompliance with covenants; (iv) insolvency and bankruptcy-related events; (v) judgments in excess of specified amounts; (vi) certain ERISA matters; (vii) impairment of security interests in collateral; (viii) invalidity or unenforceability of certain provisions of any loan document; (ix) certain change of control events; (x) cross defaults with other indebtedness; and (xi) any restraint from conducting business in a manner that could result in a material adverse effect.

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, there has been no public market for our common stock, and a significant public market for our common stock may not develop or be sustained after this offering. Future sales of significant amounts of our common stock, including shares of our outstanding common stock and shares of our common stock issued upon exercise of outstanding options, in the public market, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of our equity securities.
      Based on the number of shares outstanding as of June 7, 2006, and assuming no exercise of stock options, we will have 24,573,012 shares of our common stock outstanding after the completion of this offering (25,896,541 shares if the underwriters exercise their over-allotment option in full). Of these shares, the shares of common stock sold in this offering will be freely transferable without restriction under the Securities Act, unless purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act.
      The remaining 15,749,483 shares of common stock to be outstanding immediately following the completion of this offering, which are “restricted securities” under Rule 144 of the Securities Act, as well as any other shares held by our affiliates, may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including an exemption under Rule 144 or Rule 701 of the Securities Act.
Lock-Up Agreements
      The holders of 15,507,687 shares of outstanding common stock as of the closing of this offering (representing 63.1% of the shares of outstanding common stock) and the holders of 2,798,214 shares of common stock underlying options as of the closing of this offering (representing 9.5% of the shares of common stock that would be outstanding upon exercise of all outstanding options on a fully diluted basis) are subject to lock-up agreements and other restrictions on the resale of shares of common stock. We, our directors, our executive officers, and our majority stockholder have entered into lock-up agreements with the underwriters under which, subject to certain exceptions, we and each of these persons may not offer, sell, contract to sell, pledge, hedge, or otherwise dispose of, directly or indirectly, any shares of common stock or securities convertible into or exercisable or exchangeable for shares of common stock, for a period of at least 180 days after the date of this prospectus without the prior written consent of Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. Such parties may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements before the 180-day lock-up period ends. Although they have advised the Company that they have no intent or understanding to do so at this time, the representatives of the underwriters, in their sole discretion, may permit early release of the shares of the Company’s common stock subject to the lock-up prior to the expiration of the applicable lock-up period. The representatives of the underwriters have advised the Company that, prior to granting an early release of the Company’s common stock, they would consider factors including need, market conditions, the performance of the Company’s common stock price, trading liquidity, and other relevant considerations.
      Following this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of our common stock issued or reserved for issuance under our 2004 Stock Incentive Plan and our 2006 Equity Incentive Plan. Accordingly, shares of our common stock registered under such registration statement will be available for sale in the open market subject to Rule 144 provisions applicable to affiliates, or, in the case of options, upon exercise by the holders, but in each case subject to vesting restrictions with us and any applicable contractual lock-up restrictions that prohibit the sale or other disposition of the shares of common stock underlying the options.
Rule 144
      In general, Rule 144 allows an affiliate of ours who beneficially owns shares of our common stock that are not restricted securities or a person who beneficially owns for more than one year shares of our common stock that are restricted securities to sell within any three month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal 245,730 shares immediately after this offering; and

•	the average weekly trading volume of our common stock during the four preceding calendar weeks.
      Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice, and the availability of current public information about us. Generally, a person who was not our affiliate at any time during the three months before the sale and who has beneficially owned shares of our common stock that are restricted securities for at least two years may sell those shares without regard to the volume limitations, manner of sale provisions, notice requirements, or the requirements with respect to availability of current public information about us. We cannot estimate the number of shares of common stock our existing stockholders will sell under Rule 144, as this will depend on the market price for our common stock, the personal circumstances of the stockholders, and other factors. Rule 144 does not supersede the contractual obligations of our security holders set forth in the lock-up agreements described above.
Rule 701
      Generally, an employee, officer, director, or consultant who purchased shares of our common stock before the effective date of the registration statement of which this prospectus is a part, or who holds options as of that date, pursuant to a written compensatory plan or contract, may rely on the resale provisions of Rule 701. Under Rule 701, these persons who are not our affiliates may generally sell their eligible securities, commencing 90 days after the effective date of the registration statement of which this prospectus is a part, without having to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. These persons who are our affiliates may generally sell their eligible securities under Rule 701, commencing 90 days after the effective date of the registration statement of which this prospectus is a part, without having to comply with Rule 144’s one-year holding period restriction. In addition, holders of Rule 701 shares who are subject to the lock-up agreements described in “— LOCK-UP AGREEMENTS” have agreed not to sell their shares for a period of 180 days after the date of this prospectus. Neither Rule 144 nor Rule 701 supersedes the contractual obligations of our security holders set forth in the lock-up agreements described above.
      Our 2004 Stock Incentive Plan provides for the issuance of up to an aggregate of 2,239,812 shares pursuant to Rule 701. As of June 7, 2006, 129,351 shares of our outstanding common stock have been issued in reliance on Rule 701, including as a result of exercises of stock options, and an additional 2,066,305 shares are issuable upon exercise of outstanding stock options issued under our 2004 Stock Incentive Plan.
Sale of Restricted Shares
      The 15,749,483 shares of our common stock that were outstanding on June 7, 2006 will become eligible for sale, pursuant to Rule 144 or Rule 701, without registration approximately as follows:

•	No shares of common stock will be immediately eligible for sale in the public market without restriction;

•	15,720,351 shares of common stock will be eligible for sale in the public market under Rule 144 or Rule 701, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, subject to the volume, manner of sale, and other limitations under those rules; and

•	the remaining 29,132 shares of common stock will become eligible under Rule 144 for sale in the public market from time to time after the effective date of the registration statement of which this prospectus is a part upon expiration of their respective holding periods.
      The above does not take into consideration the effect of the lock-up agreements described above.

Registration Rights
      After the closing of this offering, JLL Partners Fund IV, L.P., which will hold 14,463,776 shares of our common stock, and our executive officers will have the right, subject to various conditions and limitations, including the lock-up agreements described in “— Lock-Up Agreements,” to cause us to register shares of our common stock held by them and to include such shares in registration statements relating to our securities. The exercise of such registration rights, resulting in a large number of shares to be registered and sold in the public market, could cause the price of the common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital. See “Description of capital stock — REGISTRATION RIGHTS.”

CERTAIN MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS
      The following is a summary of certain material United States federal income and estate tax consequences to a Non-U.S. Holder (as defined below) of the acquisition, ownership and disposition of our common stock under current United States federal tax law. This discussion does not address specific tax consequences that may be relevant to particular persons in light of their individual circumstances (including, for example, pass-through entities (e.g., partnerships) or persons who hold our common stock through pass-through entities, banks or financial institutions, broker-dealers, insurance companies, tax-exempt entities, common trust funds, pension plans, controlled foreign corporations, passive foreign investment companies, owners of more than 5% of our common stock, United States expatriates, dealers in securities or currencies, and persons in special situations, such as those who hold our common stock as part of a straddle, hedge, conversion transaction, or other integrated investment), all of whom may be subject to tax rules that differ significantly from those summarized below. Unless otherwise stated, this discussion is limited to the tax consequences to those Non-U.S. Holders who hold such common stock as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). In addition, this discussion does not describe any tax consequences arising under other United States federal tax laws (except for the estate tax discussion below) or the tax laws of any state, local or non-United States jurisdiction. This discussion is based upon the Code, the Treasury Department regulations (the “Treasury Regulations”) promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly with retroactive effect.
Prospective purchasers of our common stock are urged to consult their tax advisors concerning the United States federal tax consequences to them of acquiring, owning and disposing of our common stock, as well as the application of other United States federal tax laws and state, local and non-United States tax laws.
      As used herein (except as provided for below in the discussion of estate tax), a “U.S. Person” is (i) an individual who is a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate that is subject to United States federal income taxation without regard to the source of its income or (iv) a trust (a) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (b) that was in existence on August 20, 1996, was properly treated as a United States person under the Code on the previous day, and elected to continue to be so treated. A “Non-U.S. Holder” is a holder of our common stock who is an individual, corporation, trust or estate and is not a U.S. Person.
      If a partnership, or other entity or arrangement treated as a partnership for United States federal income tax purposes, holds our common stock, the tax treatment of each partner will generally depend upon the status of the partner and the activities of the partnership. Partners in a partnership that is a prospective investor should consult their tax advisors as to the particular United States federal tax consequences applicable to them.
Dividends
      Dividends paid to a Non-U.S. Holder will generally be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States and, where an income tax treaty applies, are attributable to a United States permanent establishment of the Non-U.S. Holder, are not, however, subject to the withholding tax, but are instead subject to United States federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be satisfied for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A Non-U.S. Holder who wishes to claim the benefit of an applicable income tax treaty rate for dividends, will be required to (a) complete Internal Revenue Service (“IRS”) Form W-8BEN (or other applicable form) and certify under penalties of perjury that such holder is not a U.S. person or (b) if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable Treasury Regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are entities rather than individuals.
      A Non-U.S. Holder eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.
Gain on disposition of common stock
      A Non-U.S. Holder will generally not be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of our common stock unless (i) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States, and, where an income tax treaty applies, is attributable to a United States permanent establishment of the Non-U.S. Holder, (ii) in the case of a Non-U.S. Holder who is an individual, such holder is present in the United States for 183 or more days in the taxable year of the sale or other disposition and certain other conditions are met, or (iii) we either are or have been a “United States real property holding corporation” (a “USRPHC”) for United States federal income tax purposes at any time during the shorter of the five-year period preceding such sale or other disposition or the period that such Non-U.S. Holder held our common shares (the “Applicable Period”).
      An individual Non-U.S. Holder described in clause (i) above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. If a Non-U.S. Holder that is a foreign corporation is described in clause (i) above, it will be subject to tax on its gain under regular graduated United States federal income tax rates and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty. An individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax on the gain derived from the sale, which may be generally offset by United States source capital losses (even though the individual is not considered a resident of the United States).
      Generally, a corporation is a USRPHC if the fair market value of its “United States property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We do not believe that we have been, are currently or are likely to be a USRPHC. However, because the determination of whether we are USRPHC depends on the fair market value of our United States real property interests relative to the fair market values of our other business assets, there can be no assurance that we will not become a USRPHC in the future. If we were to become a USRPHC, so long as our common stock is regularly traded on an established securities market and continues to be traded, you would be subject to federal income tax on any gain from the sale or other disposition of shares of common stock only if you actually or constructively owned, during the Applicable Period, more than 5% of the class of stock that includes such shares.
Federal estate tax
      Common stock owned or treated as owned by an individual who is a Non-U.S. Holder (as specifically defined for United States federal estate tax purposes) at the time of death will generally be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.
Information reporting and backup withholding
      We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty. A Non-U.S. Holder will be subject to backup withholding (currently at a rate of 28%) on dividends paid to such holder unless such holder certifies its non-U.S. status or otherwise establishes an exemption.

      If common stock is sold by a Non-U.S. Holder outside the United States through a non-United States related financial institution or broker, backup withholding and information reporting generally would not apply. Information reporting and, depending on the circumstances, backup withholding, generally would apply to the proceeds of a sale or redemption of common stock within the United States or conducted through a United States related financial institution or broker unless the beneficial owner certifies under penalties of perjury that it is not a U.S. Person or the owner otherwise establishes an exemption.
      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s United States federal income tax liability provided the required information is furnished to the IRS.

UNDERWRITING
      We are offering the shares of our common stock described in this prospectus through the underwriters named below. Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., JMP Securities LLC, Raymond James & Associates, Inc., and SunTrust Capital Markets, Inc. are the representatives of the underwriters. We have entered into an underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table.

Underwriters	Number of Shares

Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.
JMP Securities LLC
Raymond James & Associates, Inc.
SunTrust Capital Markets, Inc.

Total	8,823,529

      The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
      Our common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriters; and

•	the underwriters’ right to reject orders in whole or in part.
      In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.
      Sales of shares made outside of the United States may be made by affiliates of the underwriters.
Over-Allotment Option
      We have granted the underwriters an option to buy up to an aggregate of 1,323,529 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.
Commissions and Discounts
      Shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per share from the initial public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $           per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The underwriters have informed us that they do not expect discretionary sales to exceed      % of the shares of common stock to be offered.

      The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriters, assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,323,529 shares.

	No Exercise	Full Exercise

Per Share	$	$
Total	$	$
      We estimate that the total expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $1.5 million.
No Sales of Similar Securities
      We, our executive officers, our directors, and our majority stockholder have entered into lock-up agreements with the underwriters. Under these lock-up agreements, subject to certain exceptions, we and each of these persons may not, without the prior written consent of Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc., offer, sell, offer to sell, contract or agree to sell, hypothecate, hedge, pledge, grant any option to purchase, or otherwise dispose of or agree to dispose of, directly or indirectly, any of our common stock or any securities convertible into or exercisable or exchangeable for our common stock, or warrants or other rights to purchase our common stock. These restrictions will be in effect for a period of 180 days after the date of this prospectus. Although they have advised us that they have no intention or understanding to do so, at any time and without public notice, Deutsche Bank Securities Inc. and J.P. Morgan Securities Inc. may, in their sole discretion, release some or all of the affected securities from these lock-up agreements.
      If:

•	during the period that begins on the date that is 15 calendar days plus 3 business days before the last day of the 180-day lock-up period and ends on the last day of the 180-day lock-up period,

•	we issue an earnings release; or

•	material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day lock-up period, then the 180-day lock-up period will be extended until the expiration of the date that is 15 calendar days plus 3 business days after the date on which the issuance of the earnings release or the material news or material event occurs.
Indemnification and Contribution
      We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters and their controlling persons may be required to make in respect of those liabilities.
NASDAQ National Market Quotation
      We have applied to have our shares of common stock approved for listing on The Nasdaq National Market under the symbol “PGTI.”
Price Stabilization, Short Positions
      In connection with this offering, the underwriters may engage in activities that stabilize, maintain, or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.
      Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked short sales,” which are short positions in excess of that amount.
      The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.
      The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.
      As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on The Nasdaq National Market, in the over-the-counter market or otherwise.
Determination of Offering Price
      Prior to this offering, there was no public market for our common stock. The initial public offering price will be determined by negotiation by us and the representatives of the underwriters. The principal factors to be considered in determining the initial public offering price include:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our history and prospects and the history and the prospects for the industry in which we compete;

•	our past and present financial performance and an assessment of our management;

•	our prospects for future earnings and the present state of our development;

•	the general condition of the securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.
Directed Share Program
      At our request, certain of the underwriters have reserved up to 7% of the common stock being offered by this prospectus for sale at the initial offering price to our officers, directors, employees and consultants and other persons having a relationship with us, as designated by us. The sales will be made by Deutsche Bank Alex. Brown, a division of Deutsche Bank Securities Inc., through a directed share program. We do not know whether these persons will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Any directed share participants purchasing these reserved shares will be subject to the restrictions described in “— NO SALE OF SIMILAR SECURITIES” above.

Affiliations
      Certain of the underwriters and their affiliates in the past have provided and may provide from time to time certain commercial banking, financial advisory, investment banking, and other services for us for which they have been or will be entitled to receive separate fees. The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

NOTICE TO INVESTORS
European economic area
      With respect to each Member State of the European Economic Area that has implemented Prospectus Directive 2003/71/EC, including any applicable implementing measures, from and including the date on which the Prospectus Directive is implemented in that Member State, the offering of our common stock in this offering is being made only: (a) to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000, and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (c) in any other circumstances that do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.
United Kingdom
      Shares of our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom, other than to persons whose ordinary activities involve them in acquiring, holding, managing, or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the FSMA with respect to anything done in relation to shares of our common stock in, from, or otherwise involving the United Kingdom. In addition, each Underwriter has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to the Company. Without limitation to the other restrictions referred to herein, this offering circular is directed only at (1) persons outside the United Kingdom; (2) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets act 2000 (Financial Promotion) Order 2005; or (3) high net worth bodies corporate, unincorporated associations, and partnerships and trustees of high value trusts, as described in Article 49(2) of the Financial Services and Markets act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this offering circular relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above) should not rely or act upon this communication.
Switzerland
      Shares of our common stock may be offered in Switzerland only on the basis of a non-public offering. This prospectus does not constitute an issuance prospectus according to articles 652a or 1156 of the Swiss Federal Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss Exchange. The shares of our common stock may not be offered or distributed on a professional basis in or from Switzerland, and neither this prospectus nor any other offering material relating to shares of our common stock may be publicly issued in connection with any such offer or distribution. The shares have not been and will not be approved by any Swiss regulatory authority. In particular, the shares are not and will not be registered with or supervised by the Swiss Federal Banking Commission, and investors may not claim protection under the Swiss Investment Fund Act.

LEGAL MATTERS
      The validity of the common stock offered hereby will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Wilmington, Delaware. Certain legal matters in connection with the offering will be passed upon for the underwriters by Cahill Gordon & Reindel llp.
EXPERTS
      The consolidated financial statements of PGT, Inc. and Subsidiary at December 31, 2005 and January 1, 2005, and for the year ended December 31, 2005, the period January 30, 2004 to January 1, 2005, the period December 28, 2003 to January 29, 2004, and the year ended December 27, 2003 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-1 with respect to the shares of common stock being sold in this offering. This prospectus, which forms part of the registration statement, does not contain all of the information included in that registration statement and the exhibits to that registration statement. For further information about us and our common stock, you should refer to the registration statement and its exhibits.
      You may read and copy the registration statement of which this prospectus is a part at the SEC’s Public Reference Room, which is located at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s Public Reference Room. In addition, the SEC maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website. Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the SEC.
      We maintain an Internet website at www.pgtindustries.com. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Consolidated financial statements
Report of independent registered public accounting firm	F-2
 Consolidated statements of operations for the year ended December 31, 2005, the period January 30, 2004 to January 1, 2005, the period December 28, 2003 to January 29, 2004, and the year ended December 27, 2003
F-3
Consolidated balance sheets at December 31, 2005 and January 1, 2005	F-4
 Consolidated statements of cash flows for the year ended December 31, 2005, the period January 30, 2004 to January 1, 2005, the period December 28, 2003 to January 29, 2004, and the year ended December 27, 2003
F-5
Consolidated statements of shareholders’ equity for the year ended December 31, 2005, and the period January 30, 2004 to January 1, 2005	F-6
Consolidated statements of shareholders’ equity for the year ended December 27, 2003 and the period December 28, 2003 to January 29, 2004	F-7
Notes to consolidated financial statements	F-8
Interim condensed consolidated financial statements (unaudited)
Unaudited condensed consolidated statements of operations for the three months ended April 1, 2006 and April 2, 2005	F-30
Unaudited condensed consolidated balance sheets as of April 1, 2006 and December 31, 2005	F-31
Unaudited condensed consolidated statements of cash flows for the three months ended April 1, 2006 and April 2, 2005	F-32
Unaudited condensed consolidated statements of shareholders’ equity for the three months ended April 1, 2006	F-33
Notes to condensed consolidated financial statements (unaudited)	F-34

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
PGT, Inc.
      We have audited the accompanying consolidated balance sheets of PGT, Inc. and Subsidiary (the Company) as of December 31, 2005 and January 1, 2005, the related consolidated statements of operations, shareholders’ equity, and cash flows for the year ended December 31, 2005, for the period January 30, 2004 to January 1, 2005, for the period December 28, 2003 to January 29, 2004, and for the year ended December 27, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PGT, Inc. and Subsidiary as of December 31, 2005 and January 1, 2005, and the results of their operations and their cash flows for the year ended December 31, 2005, for the period January 30, 2004 to January 1, 2005, for the period December 28, 2003 to January 29, 2004, and for the year ended December 27, 2003, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP
Tampa, Florida
February 22, 2006, except for Note 21, as to which the date is June 5, 2006

PGT, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

	Company		Predecessor

		January 30,	December 28,
	Year Ended	2004 to	2003 to	Year Ended
	December 31,	January 1,	January 29,	December 27,
	2005	2005	2004	2003

	(In thousands, except per share amounts)
Net sales	$332,813	$237,350	$19,044	$222,594
Cost of sales	209,475	152,316	13,997	135,285

Gross margin	123,338	85,034	5,047	87,309
Selling, general and administrative expenses	83,634	63,494	6,024	55,655
Write off of trademark	7,200	—	—	—
Stock compensation expense (includes expenses related to cost of sales and selling, general and administrative of $1,292 and $5,854, respectively)	7,146	—	—	—

Income (loss) from operations	25,358	21,540	(977)	31,654
Other (income) expense, net	(286)	124	—	—
Interest expense	13,871	9,893	518	7,292

Income (loss) before income taxes	11,773	11,523	(1,495)	24,362
Income tax expense (benefit)	3,910	4,531	(912)	9,397

Net income (loss)	$7,863	$6,992	$(583)	$14,965

Basic net income per common share	$0.50	$0.44	N/A	N/A
Diluted net income per common and common equivalent share	$0.45	$0.41	N/A	N/A
Weighted average common shares outstanding:
Basic	15,723	15,720	N/A	N/A
Diluted	17,299	17,221	N/A	N/A
Unaudited pro forma basic net income per common share	$0.36
Unaudited pro forma diluted net income per common and common equivalent share	$0.34
The accompanying notes are an integral part of these consolidated financial statements.

PGT, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	December 31,	January 1,
	2005	2005

	(In thousands, except per
	share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$3,270	$2,525
Accounts receivable, net	45,193	26,996
Inventories	13,981	11,451
Other current assets	5,757	6,650
Fair value of aluminum hedges	5,603	2,521
Deferred income taxes	3,133	3,503

Total current assets	76,937	53,646
Property, plant and equipment, net	65,508	57,971
Goodwill	169,648	169,648
Other intangible assets, net	107,760	122,980
Deferred financing costs	4,715	5,500
Other assets, net	985	191

Total assets	$425,553	$409,936

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$4,380	$2,914
Accrued liabilities	26,757	14,259
Line of credit	—	2,000

Total current liabilities	31,137	19,173
Long-term debt	183,525	166,375
Deferred income taxes	54,320	58,219
Other long-term liabilities	—	62

	268,982	243,829
Commitments and contingencies (Note 13)
Shareholders’ equity:
Common stock, $.01 par value, 200,000,000 shares authorized: 15,749 and 15,720 issued and outstanding at December 31, 2005 and January 1, 2005, respectively	157	157
Additional paid-in-capital	152,647	157,458
Retained earnings	—	6,992
Accumulated other comprehensive income	3,767	1,500

Total shareholders’ equity	156,571	166,107

Total liabilities and shareholders’ equity	$425,553	$409,936

The accompanying notes are an integral part of these consolidated financial statements.

PGT, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Company		Predecessor

		January 30,	December 28,
	Year Ended	2004 to	2003 to	Year Ended
	December 31,	January 1,	January 29,	December 27,
	2005	2005	2004	2003

	(In thousands)
Cash flows from operating activities:
Net income (loss)	$7,863	$6,992	$(583)	$14,965
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	7,503	5,221	484	5,075
Amortization	8,020	9,289	44	458
Write-off of trademark	7,200	—	—	—
Deferred financing	1,285	876	45	477
Derivative financial instruments	(221)	1,079	97	—
Deferred income taxes	(4,978)	3,598	(525)	1,779
Expense related to stock issuance	334	—	—	—
(Gain) loss on disposals of assets	562	(11)	—	(1)
Change in operating assets and liabilities:
Accounts receivable	(18,197)	(6,285)	1,394	(5,382)
Inventories	(2,530)	(2,905)	151	(419)
Other current assets	893	(2,922)	(167)	(1,437)
Accounts payable and accrued expenses	13,964	(776)	2,865	2,482

Net cash provided by operating activities	21,698	14,156	3,805	17,997
Cash flows from investing activities:
Purchases of property, plant and equipment	(15,864)	(12,635)	(150)	(7,523)
Proceeds from sales of equipment	261	43	—	4
Acquisition of subsidiary, net of cash acquired	—	(286,589)	—	(5,741)

Net cash used in investing activities	(15,603)	(299,181)	(150)	(13,260)
Cash flows from financing activities
Proceeds from issuance of long-term debt	—	170,000	—	—
Net proceeds from refinancing long-term debt	31,625	—	—	—
Net change in revolving line of credit	(2,000)	2,000	—	—
Proceeds from issuance of common stock	—	125,866	—	—
Payment of dividends	(20,000)	—	—	—
Payment of financing costs	(500)	(6,376)	—	—
Payments of long-term debt	(14,475)	(3,625)	—	(5,600)
Purchase of interest rate cap	—	(315)	—	—

Net cash (used in) provided by financing activities	(5,350)	287,550	—	(5,600)

Net increase (decrease) in cash	745	2,525	3,655	(863)
Cash and cash equivalents at beginning of period	2,525	—	8,536	9,399

Cash and cash equivalents at end of period	$3,270	$2,525	$12,191	$8,536

The accompanying notes are an integral part of these consolidated financial statements.

PGT, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

					Accumulated
	Common Stock		Additional		Other
			Paid-In	Retained	Comprehensive
	Shares	Amount	Capital	Earnings	Income	Total

	(In thousands except share amounts)
Balance at January 30, 2004	—	$—	$—	$—	$—	$—
Issuance of common stock for cash	14,563,995	146	125,720			125,866
Common stock issued to stockholders in acquired entity	1,156,356	11	9,982			9,993
Options granted to vested option holders in acquired entity			21,756			21,756
Net income				6,992		6,992
Change in fair value of interest rate swaps, net of tax benefit of $24					(38)	(38)
Change in fair value of aluminum forward contracts, net of tax expense of $983					1,538	1,538

Comprehensive income						8,492

Balance at January 1, 2005	15,720,351	157	157,458	6,992	1,500	166,107
Net income				7,863		7,863
Amortization of ineffective interest rate swap					(78)	(78)
Change in fair value of interest rate swaps, net of tax expense of $248					465	465
Change in fair value of aluminum forward contracts, net of tax expense of $1,202					1,880	1,880

Comprehensive income						10,130
Issuance of stock as compensation	29,132	—	334			334
Dividends paid			(5,145)	(14,855)		(20,000)

Balance at December 31, 2005	15,749,483	$157	$152,647	$—	$3,767	$156,571

The accompanying notes are an integral part of these consolidated financial statements.

PGT HOLDING COMPANY (PREDECESSOR)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Class A		Class B				Accumulated
	Common Stock		Common Stock		Additional		Other
					Paid-In	Retained	Comprehensive
	Shares	Amount	Shares	Amount	Capital	Earnings	Income	Total

	(In thousands, except share amounts)
Balance at December 28, 2002	33,481	$—	1,000	$—	$40,212	$14,526	$(2,569)	$52,169
Net income						14,965		14,965
Change in fair value of interest rate swaps, net of tax expense of $453							709	709
Change in fair value of aluminum forward contracts, net of tax expense of $568							888	888

Comprehensive income								16,562

Balance at December 27, 2003	33,481	—	1,000	—	40,212	29,491	(972)	68,731
Net loss						(583)		(583)
Change in fair value of interest rate swaps, net of tax benefit of $38							(60)	(60)
Change in fair value of aluminum forward contracts, net of tax expense of $63							99	99

Comprehensive loss								(544)

Balance at January 29, 2004	33,481	$—	1,000	$—	$40,212	$28,908	$(933)	$68,187

The accompanying notes are an integral part of these consolidated financial statements.

PGT, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of Business
      PGT, Inc. (“PGTI” or the “Company”) is a leading manufacturer of impact-resistant aluminum and vinyl-framed windows and doors and offers a broad range of fully customizable window and door products. The majority of our Company’s sales are to customers in the state of Florida; however, our Company also sells its products in over 40 states and in South and Central America. Products are sold through an authorized dealer and distributor network, which our Company approves.
      Our Company was incorporated in the state of Delaware on December 16, 2003, as JLL Window Holdings, Inc. On February 15, 2006, our Company was renamed PGT, Inc. On January 29, 2004, our Company acquired 100% of the outstanding stock of PGT Holding Company (sometimes referred to as the “Predecessor”), based in North Venice, Florida. Our Company has one manufacturing operation and one glass tempering and laminating plant in North Venice, Florida with a second manufacturing operation located in Lexington, North Carolina.
      The Predecessor Financial Statements for the periods ended December 27, 2003 and January 29, 2004 include the activities of PGT Holding Company, which was incorporated in the state of Delaware on December 12, 2000. PGT Holding Company acquired 100% of the outstanding stock of PGT Industries, Inc. and Triple Diamond Glass, Inc., both based in North Venice, Florida on January 29, 2001. Periods of our Predecessor reflect the historical basis of accounting of PGT Holding Company’s operations, and periods of our Company reflect the effects of purchase accounting for the PGT Holding Company acquisition. Accordingly, the results of operations for periods of the Predecessor are not comparable to the results of operations for periods of our Company.
      All references to PGTI or our Company apply to the consolidated financial statements of both PGT, Inc. and PGT Holding Company, unless otherwise noted.

2.	Summary of Significant Accounting Policies
     Fiscal period
      Our Company’s fiscal year consists of 52 or 53 weeks ending on the Saturday nearest December 31 of the related year. The period ended December 31, 2005 consisted of 52 weeks, the period January 30, 2004 to January 1, 2005 consisted of 49 weeks, the period of PGT Holding Company from December 28, 2003 to January 29, 2004 consisted of 4 weeks, and the year ended December 27, 2003 consisted of 52 weeks.

Principles of consolidation
      The consolidated financial statements present the results of the operations, financial position and cash flows of PGTI and its wholly owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Segment information
      Our Company operates in one operating segment, the manufacture and sale of windows and doors.

Reclassifications
      Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of estimates
      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Critical accounting estimates involved in applying our

PGT, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Company’s accounting policies are those that require management to make assumptions about matters that are uncertain at the time the accounting estimate was made and those for which different estimates reasonably could have been used for the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, and would have a material impact on the presentation of PGTI’s financial condition, changes in financial condition or results of operations. Actual results could materially differ from those estimates.

Revenue recognition
      PGTI recognizes revenue when all of the following criteria have been met:

•	a valid customer order with a fixed price has been received;

•	the product has been delivered and accepted by the customer; and

•	collectibility is reasonably assured.

Cost of sales
      Cost of sales represents costs directly related to the production of our Company’s products. Primary costs include raw materials, direct labor, and manufacturing overhead. Manufacturing overhead and related expenses primarily include salaries, wages, employee benefits, utilities, maintenance, engineering and property taxes.

Shipping and handling costs
      Handling costs incurred in the manufacturing process are included in cost of sales. All other shipping and handling costs are included in selling, general and administrative expenses and total $19.5 million, $15.2 million, $1.4 million and $13.4 million for the year ended December 31, 2005, the period January 30, 2004 to January 1, 2005, the period December 28, 2003 to January 29, 2004, and the year ended December 27, 2003, respectively.

Advertising
      Our Company expenses advertising costs as incurred. Advertising expense included in selling, general and administrative expenses was $2.5 million, $2.1 million, $0.2 million and $1.5 million for the year ended December 31, 2005, the period January 30, 2004 to January 1, 2005, the period December 28, 2003 to January 29, 2004, and the year ended December 27, 2003, respectively.

Research and development costs
      Our Company expenses research and development costs as incurred. Research and development costs included in selling, general and administrative expenses were $2.2 million, $2.8 million, $0.3 million and $2.4 million for the year ended December 31, 2005, the period January 30, 2004 to January 1, 2005, the period December 28, 2003 to January 29, 2004, and the year ended December 27, 2003, respectively.

Cash and cash equivalents
      Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity date of three months or less.

Accounts receivable and allowance for doubtful accounts
      Our Company extends credit to qualified dealers and distributors, generally on a non-collateralized basis. Accounts receivable are recorded at their gross receivable amount, reduced by an allowance for doubtful accounts that results in the receivable being recorded at its net realizable value. The allowance for doubtful accounts is based on management’s assessment of the amount which may become uncollectible in the future and is

PGT, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
determined through consideration of Company write-off history, specific identification of uncollectible accounts, and consideration of prevailing economic and industry conditions. Uncollectible accounts are charged off after repeated attempts to collect from the customer have been unsuccessful.
      Accounts receivable consist of the following:

	December 31,	January 1,
	2005	2005

	(In thousands)
Trade receivables	$47,643	$27,555
Less allowance for doubtful accounts	(2,450)	(559)

	$45,193	$26,996

	Balance at			Balance at
	Beginning	Costs and		End
Allowance for Doubtful Accounts	of Period	Expenses	Deductions(1)	of Period

	(In thousands)
Predecessor:
Year ended December 27, 2003	$300	372	(250)	$422
Period from December 28, 2003 to January 29, 2004	$422	182	—	$604
Company:
Period from January 30, 2004 to January 1, 2005	$604	371	(416)	$559
Year ended December 31, 2005	$559	2,308	(417)	$2,450

(1)	Represents uncollectible accounts charged against the allowance for doubtful accounts.

Warranty expense
      Our Company has warranty obligations with respect to most of our manufactured products. Warranty periods, which vary by product components, range from 1 to 10 years. However, the majority of the products sold have warranties on components which range from 1 to 3 years. The reserve for warranties is based on management’s assessment of the cost per service call and the number of service calls expected to be incurred to satisfy warranty obligations on recorded net sales. The reserve is determined after assessing company history and specific identification. In 2005, the accrual for warranty increased over prior years as a result of a change in sales mix toward products that carry a higher replacement cost of materials and additional labor cost to service the product in the field. The following provides information with respect to our Company’s warranty accrual.

	Balance at	Accruals for			Balance at
	Beginning	Warranties Issued	Adjustments	Settlements	End of
Allowance for Warranty	of Period	During Period	Made	Made	Period

	(In thousands)
Predecessor:
Year ended December 27, 2003	$2,824	2,226	(180)	(1,976)	$2,894
Period from December 28, 2003 to January 29, 2004	$2,894	190	144	(186)	$3,042
Company:
Period from January 30, 2004 to January 1, 2005	$3,042	2,374	(485)	(2,068)	$2,863
Year ended December 31, 2005	$2,863	5,658	223	(4,243)	$4,501

PGT, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Inventories
      Inventories consist principally of raw materials purchased for the manufacture of our products. PGTI has limited finished goods inventory as all products are custom, made-to-order products. Finished goods inventory costs include direct materials, direct labor, and overhead. All inventories are stated at the lower of cost (first-in, first-out method) or market. The reserve for obsolescence is based on management’s assessment of the amount of inventory that may become obsolete in the future and is determined through company history, specific identification and consideration of prevailing economic and industry conditions.
      Inventories consist of the following:

	December 31,	January 1,
	2005	2005

	(In thousands)
Finished goods	$1,867	$1,978
Work in progress	467	147
Raw materials	12,460	9,457
Less reserve for obsolescence	(813)	(131)

	$13,981	$11,451

	Balance at			Balance at
	Beginning	Costs and		End of
Reserve for Obsolescence	of Period	Expenses	Deductions(1)	Period

	(In thousands)
Predecessor:
Year ended December 27, 2003	$261	1,096	(1,100)	$257
Period from December 28, 2003 to January 29, 2004	$257	277	(77)	$457
Company:
Period from January 30, 2004 to January 1, 2005	$457	423	(749)	$131
Year ended December 31, 2005	$131	1,930	(1,248)	$813

(1)	Represents obsolete inventory charged against the reserve.

Property, plant and equipment
      Property, plant and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets. Depreciable assets are assigned estimated lives as follows:

Building and improvements	5 to 40 years
Furniture and equipment	3 to 10 years
Vehicles	3 to 10 years
Computer Software	3 years
      Maintenance and repair expenditures are charged to expense as incurred.

Long-lived assets
      PGTI reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of long-lived assets to future undiscounted net cash flows expected to be generated, in accordance with Statements of Financial Accounting Standards (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. If such assets are considered to be impaired, the

PGT, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
impairment recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell, and depreciation is no longer recorded.

Computer software
      Our Company capitalizes costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and it is probable that computer software being developed will be completed and placed in service. Capitalized costs include:

(i) external direct costs of materials and services consumed in developing or obtaining computer software,

(ii) payroll and other related costs for employees who are directly associated with and who devote time to the software project and

(iii) interest costs incurred, when material, while developing internal-use software.
      Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose.
      Depreciation expense for capitalized software was $2.4 million and $1.6 million for the year ended December 31, 2005 and the period from January 30, 2004 to January 1, 2005, respectively.
      The unamortized amount of capitalized software as of December 31, 2005 and January 1, 2005, was $7.5 million and $7.0 million, respectively. Accumulated amortization of capitalized software was $4.4 million and $2.0 million as of December 31, 2005 and January 1, 2005, respectively.
      Our Company reviews the carrying value of software and development costs for impairment in accordance with its policy pertaining to the impairment of long-lived assets.

Goodwill and other intangible assets
      Our Company accounts for goodwill and other intangible assets in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. Other intangible assets primarily consist of trademarks and customer-related intangible assets. The useful lives of trademarks were determined to be indefinite and, therefore, these assets are not being amortized. Customer-related intangible assets are being amortized over their estimated useful lives of ten years.

Goodwill
      The impairment evaluation for goodwill is conducted annually, or more frequently, if events or changes in circumstances indicate that an asset might be impaired. The evaluation is performed using a two-step process. In the first step, which is used to screen for potential impairment, the fair value of the reporting unit is compared with the carrying amount of the reporting unit, including goodwill. The estimated fair value of the reporting unit is generally determined on the basis of discounted future cash flows. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, then a second step, which determines the amount of the goodwill impairment to be recorded must be completed. In the second step, the implied fair value of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets). The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference. Our Company performs its impairment test as of the end of each fiscal year.

PGT, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other intangibles
      The impairment evaluation of the carrying amount of intangible assets with indefinite lives is conducted annually, or more frequently if events or changes in circumstances indicate that an asset might be impaired. The evaluation is performed by comparing the carrying amount of these assets to their estimated fair value. If the estimated fair value is less than the carrying amount of the intangible assets with indefinite lives, then an impairment charge is recorded to reduce the asset to its estimated fair value. The estimated fair value is generally determined on the basis of discounted future cash flows.
      The assumptions used in the estimate of fair value are generally consistent with past performance and are also consistent with the projections and assumptions that are used in current PGTI operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions.

Deferred financing costs
      Deferred financing costs are amortized using the effective interest method over the life of the debt instrument to which they relate. Amortization of deferred financing costs is included in interest expense on our Company’s consolidated statements of operations. There was $1.3 million, $0.9 million, $45,017, and $0.5 million of amortization for the year ended December 31, 2005, the period January 30, 2004 to January 1, 2005, the period December 28, 2003 to January 29, 2004, and the year ended December 27, 2003, respectively. There was $2.2 million and $0.9 million in accumulated amortization related to these costs at December 31, 2005 and January 1, 2005, respectively.
      Estimated amortization on deferred financing costs is as follows for future fiscal years:

(In thousands)
2006	$1,284
2007	1,277
2008	1,273
2009	858
2010	23

$4,715

Derivative financial instruments
      Our Company utilizes certain derivative instruments, from time to time, including interest rate swaps and forward contracts to manage variability in cash flow associated with interest rates and commodity market price risk exposure in the aluminum market. While our Company does not enter into derivatives for speculative purposes, upon termination of the hedging relationship, our Company may continue to hold such derivatives and record them at their fair value, with changes recorded in the income statement.
      PGTI accounts for derivative instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended (“SFAS No. 133”). SFAS No. 133 requires our Company to recognize all of its derivative instruments as either assets or liabilities in the consolidated balance sheet at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship based on its effectiveness in hedging against the exposure and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, our Company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge or a cash flow hedge.
      Our Company’s forward contracts are designated and accounted for as cash flow hedges (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk). SFAS No. 133

PGT, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument be reported as a component of other comprehensive income and be reclassified into earnings in the same line item in the income statement as the hedged item in the same period or periods during which the transaction affects earnings. The ineffective portion of the gain or loss on these derivative instruments, if any, is recognized in other income/expense in current earnings during the period of change.
      For derivative instruments not designated as hedging instruments, the gain or loss is recognized in other income/expense in current earnings during the period of change. When a cash flow hedge is terminated, if the forecasted hedged transaction is still probable of occurrence, amounts previously recorded in other comprehensive income remain in other comprehensive income and are recognized in earnings in the period in which the hedged transaction affects earnings.
      For the interest rate cap, changes in fair value of the cap due to the passage of time reduce the asset established when the cap was purchased and appear as a component of other expense as they occur, since they are considered inherently ineffective. Changes in intrinsic value that result from changes in the interest yield curve to the extent effective are reported as a component of other comprehensive income. Effectiveness of the cap is periodically evaluated by determining that the critical terms continue to match those of the debt agreement, determining that the future interest payments are still probable of occurrence, and evaluating the likelihood of the counterparty’s compliance with the terms of the swap.
      Additional information with regard to accounting policies associated with derivative instruments is contained in Note 11, Derivative Financial Instruments.

Financial instruments
      Our Company’s financial instruments include cash, accounts receivable, and accounts payable, all of which approximate their fair value due to their short-term nature. Additional financial instruments include the interest rate swap, interest rate cap, and aluminum forward contracts, for which the carrying amount was determined using fair value estimates from third parties and long-term debt which approximates fair value due to the variable interest rate.

Concentrations of credit risk
      Financial instruments, which potentially subject our Company to concentrations of credit risk, consist principally of cash and trade accounts receivable. Accounts receivable are due primarily from companies in the construction industry located in Florida and the eastern half of the United States. Credit is extended based on an evaluation of the customer’s financial condition and credit history, and generally collateral is not required.
      PGTI maintains its cash with financial institutions. The balances, at times, may exceed federally insured limits. At December 31, 2005 and January 1, 2005, our Company’s balances exceeded the insured limit by approximately $7.6 million and $4.7 million, respectively.

Comprehensive income (loss)
      Comprehensive income (loss) is reported on the Consolidated Statements of Shareholders’ Equity and accumulated other comprehensive income (loss) is reported on the Consolidated Balance Sheets.
      Gains and losses on cash flow hedging derivatives, to the extent effective, are included in other comprehensive income (loss). Reclassification adjustments reflecting such gains and losses are ratably recorded in income in the same period as the hedged items affect earnings. Additional information with regard to accounting policies associated with derivative instruments is contained in Note 11, Derivative Financial Instruments.

PGT, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock compensation
      PGTI has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations in accounting for its employee stock option plan (see Note 16). APB 25 is an intrinsic value approach for measuring stock-based compensation costs. Accordingly, no employee compensation expense for stock options is reflected in net income as all stock options granted under the plan had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant. SFAS No. 123, “Accounting for Stock-Based Compensation,” (“SFAS No. 123”) is a fair value approach for measuring stock-based compensation costs.
      Had the compensation cost for our Company’s stock-based compensation been determined in accordance with SFAS No. 123, our Company’s net income (loss) and net income (loss) per common and common equivalent share for the year ended December 31, 2005, the period January 30, 2004 to January 1, 2005, the period December 28, 2003 to January 29, 2004, and the year ended December 27, 2003, respectively, would approximate the pro forma amounts below:

	Company		Predecessor

		January 30,	December 28,
	Year Ended	2004 to	2003 to	Year Ended
	December 31,	January 1,	January 29,	December 27,
	2005	2005	2004	2003

	(In thousands, except per share amount)
Reported net income (loss)	$7,863	$6,992	$(583)	$14,965
Deduct: Total stock-based compensation expense determined under minimum value methods for all awards, net of related tax effect	(212)	(231)	(9)	(112)

Pro forma net income (loss)	$7,651	$6,761	$(592)	$14,853

Basic earnings per common share — as reported	$0.50	$0.44	N/A	N/A
Basic earnings per common share — pro forma	$0.49	$0.43	N/A	N/A
Diluted earnings per common and common equivalents share — as reported	$0.45	$0.41	N/A	N/A
Diluted earnings per common and common equivalents share — pro forma	$0.44	$0.39	N/A	N/A
      In order to calculate the fair values, the following assumptions were made: the expected dividend payment rate used was zero, the expected option lives were three years and the risk free interest rates ranged from 2.37% to 4.41%.
      The effects of applying SFAS No. 123 in this pro forma disclosure may not be indicative of future results.
      In the third quarter of 2005, our Company paid a dividend to our stockholders and accrued a payment to all holders of our outstanding stock options (including vested and unvested options). This payment to option holders was made in connection with the payment of the dividend. The aggregate dividend to stockholders was approximately $20.0 million, and the aggregate amount payable to option holders was approximately $6.6 million (including applicable payroll taxes of $0.5 million), which was recognized as stock compensation expense. Approximately $1.4 million of the amount payable to option holders is payable to employees whose other compensation is a component of cost of sales.
      In the fourth quarter of 2005, our Company issued a total of 44 shares of common stock to two key employees. The fair value at time of issue was $0.3 million. Stock compensation expense was recorded in the amount of $0.5 million for the fair value received, including applicable payroll taxes of $0.2 million.

PGT, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income taxes
      Our Company accounts for income taxes utilizing the liability method described in SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). Under SFAS No. 109 deferred income taxes are recorded to reflect consequences on future years of differences between financial reporting and the tax basis of assets and liabilities measured using the enacted statutory tax rates and tax laws applicable to the periods in which differences are expected to affect taxable earnings.

Net income per common share
      Net income (loss) per common share (“EPS”) is calculated in accordance with SFAS No. 128, “Earnings per Share,” which requires the presentation of basic and dilutive earnings per share. Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common shares outstanding during the period, plus the dilutive effect of common stock equivalents. Our Company’s weighted average shares outstanding excludes underlying options of 0.2 million and 1.5 million for the year ended December 31, 2005 and the period from January 30, 2004 to January 1, 2005, respectively, because their effects were anti-dilutive.
      The Table below presents a reconciliation of weighted average common shares, in thousands, used in the calculation of basic and diluted EPS for our Company:

	Company

		January 30,
	Year Ended	2004 to
	December 31,	January 1,
	2005	2005

Weighted average common shares for basic EPS	15,723	15,720
Effect of dilutive stock options	1,576	1,501

Weighted average common and common equivalents shares for diluted EPS	17,299	17,221

3.	Recently Issued Accounting Pronouncements

Jobs creation act
      In October 2004, the American Jobs Creation Act of 2004 (the “Jobs Creation Act”) was signed into law. In December 2004, the FASB issued Staff Position 109-1 (“FSP 109-1”), Application of FASB Statement No. 109 (“SFAS No. 109”), “Accounting for Income Taxes”, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004. FSP 109-1 clarifies guidance that applies to the new deduction for qualified domestic production activities. When fully phased-in, the deduction will be up to 9% of the lesser of “qualified production activities income” or taxable income. FSP 109-1 clarifies that the deduction should be accounted for as a special deduction under SFAS No. 109 and will reduce tax expense in the period or periods that the amounts are deductible on the tax return. The tax benefits resulting from the new deduction were included in our fiscal year ending December 31, 2005, and were not material.

Inventory costs
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of Accounting Research Bulletin No. 43, Chapter 4” (“SFAS No. 151”). SFAS No. 151 requires that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) be recorded as current period charges and that the allocation of fixed production overheads to inventory be based on the normal capacity of the production facilities. SFAS No. 151 becomes effective for our Company on January 1, 2006. Our Company does not believe that the adoption of SFAS No. 151 will have a material impact on our consolidated financial statements.

PGT, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Share-based payment
      In December 2004, the FASB issued SFAS No. 123(R) (Revised 2004) Share Based Payment. SFAS No. 123(R) supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS No. 95, “Statement of Cash Flows.” Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123 “Accounting for Stock-Based Compensation”. This statement requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. This statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair value based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employee share ownership plans.
      In March 2005, the Securities and Exchange Commission released SEC Staff Accounting Bulletin No. 107, Share-Based Payment (“SAB No. 107”). SAB No. 107 provides the SEC staff position regarding the application of (“SFAS 123(R)”). SAB No. 107 contains interpretive guidance related to the interaction between SFAS No. 123(R) and certain SEC rules and regulations, as well as provides the staff’s views regarding the valuation of share-based payment arrangements for public companies. SAB No. 107 also highlights the importance of disclosures made related to the accounting for share-based payment transactions. We are currently reviewing the effect of SAB No. 107 on our consolidated financial statements.
      Our Company plans to adopt SFAS No. 123(R), using the modified prospective method, beginning January 1, 2006. We will be evaluating option valuation models, including the Black-Scholes-Merton formula, to determine which model we will utilize upon adoption of SFAS No. 123(R). We previously used the minimum value method under SFAS No. 123 to calculate the fair value of our options and will apply the prospective transition method as of the required effective date. We will continue to account for the currently outstanding options under APB 25 and will apply the provisions of SFAS No. 123(R) prospectively to new awards and awards repurchased or cancelled after adoption of this statement. We do not expect the adoption of SFAS No. 123(R) to have a material impact on our Company’s future stock-based compensation expense.

Exchanges of nonmonetary assets
      In December 2004, the FASB issued SFAS No. 153, Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 (“SFAS No. 153”). SFAS No. 153 is based on the principle that exchanges of non-monetary assets should be measured based on the fair value of the assets exchanged. APB Opinion No. 29, Accounting for Nonmonetary Transactions (“APB 29”), provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. Under APB 29, an exchange of a productive asset for a similar productive asset was based on the recorded amount of the asset relinquished. SFAS No. 153 eliminates this exception and replaces it with an exception for exchanges of non-monetary assets that do not have commercial substance. SFAS No. 153 became effective for our Company as of July 1, 2005. Our Company will apply the requirements of SFAS No. 153 on any future non-monetary exchange transactions. The adoption of this new statement did not have a material impact on our financial condition or results of operations.

Accounting changes and error corrections
      In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections, a replacement of APB No. 20 and FASB Statement No. 3” (“SFAS No. 154”). SFAS No. 154 requires retrospective application to prior periods’ financial statements of a voluntary change in accounting principle unless it is impracticable. APB Opinion No. 20 “Accounting Changes,” previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This statement will become effective for our Company on January 1, 2006. Our Company does not believe that the adoption of SFAS No. 154 will have a material impact on our consolidated financial statements.

PGT, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Acquisition
      On January 29, 2004, PGTI acquired 100% of the outstanding stock of PGT Holding Company for approximately $318.4 million. The purchase price consisted of $286.6 million in cash, net of cash acquired, $10.0 million, representing the fair value of 1.2 million shares of our Company’s common stock issued, and $21.8 million, representing the fair value of 2.9 million shares of vested stock options which were rolled over from PGT Holding Company to PGTI. The fair value of the stock and rollover options was determined based on the price paid (net of debt) by PGTI in the acquisition. In connection with the acquisition, our Company recorded goodwill in the amount of $169.6 million. As a result of the transaction, PGT Holding Company became a wholly-owned subsidiary of PGTI. Our Company believes that the acquisition of PGT Holding Company is consistent with its policy of investing in companies that are expected to substantially increase in value within five to seven years based on their growth and profitability.
      Our Company recorded the acquisition using the purchase method of accounting in accordance with SFAS No. 141, “Business Combinations.”

Purchase price allocation:
Assets:
Current assets	$33,940
Property, plant and equipment	50,589
Intangible assets	132,269
Goodwill	169,648

Total Assets	$386,446

Liabilities and Equity:
Current liabilities	$17,948
Net Deferred Tax Liability	50,160
Rollover Equity	31,749

Total Liabilities and Equity	99,857

Total cash paid	$286,589

PGT, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Property, Plant and Equipment
      The following table presents the composition of property, plant and equipment as of:

	December 31,	January 1,
	2005	2005

	(In thousands)
Land	$4,029	$4,029
Building and improvements	33,485	30,217
Machinery and equipment	23,131	13,389
Vehicles	3,863	1,664
Software	7,453	6,960
Construction in process	5,979	6,929

	77,940	63,188
Less accumulated depreciation	(12,432)	(5,217)

	$65,508	$57,971

6.	Goodwill and Other Intangible Assets
      Goodwill and other intangible assets are as follows:

	December 31,	January 1,	Useful Life
	2005	2005	in Years

	(In thousands)
Unamortized intangible assets:
Goodwill	$169,648	$169,648	indefinite

Trademarks	$62,600	$69,800	indefinite
Amortized intangible assets, gross:
Customer relationships	55,700	55,700	10
Supplier agreements	2,300	2,300	1-2
Noncompete agreements	4,469	4,469	2

Total amortized intangible assets, gross	62,469	62,469
Accumulated Amortization:
Customer relationships	(10,712)	(5,141)
Supplier agreements	(2,300)	(2,085)
Noncompete agreements	(4,297)	(2,063)

Total Accumulated Amortization	(17,309)	(9,289)

Other intangible assets, net	$107,760	$122,980

      The trademarks purchased by our Company during the PGT Holding Company acquisition included PGT/Visibly Better, WinGuard, Eze-Breeze and NatureScape. As a result of declining margins and a shift in our manufacturing focus, our Company made the decision to sell the NatureScape product line during the fourth quarter of 2005. The sale, which closed on February 20, 2006, included the sale of the trademark. Accordingly, the trademark, which was recorded at $7.3 million at January 1, 2005, was written down to its net realizable value of $100,000 at December 31, 2005.

PGT, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      There were no changes in the net carrying amount of goodwill for the year ended December 31, 2005 or the period from January 30, 2004 to January 1, 2005. The amount of goodwill deductible for tax purposes is $80.3 million.
      Estimated amortization on intangible assets is as follows for future fiscal years:

(In thousands)
2006	$5,742
2007	5,570
2008	5,570
2009	5,570
2010	5,570
Thereafter	17,138

$45,160

7.     Accrued Expenses
      Accrued expenses consisted of the following:

	December 31,	January 1,
	2005	2005

Accrued warranty	$4,501	$2,863
Accrued interest	2,306	1,838
Accrued payroll and benefits	9,451	8,139
Accrued stock compensation	6,813	—
Other	3,686	1,419

	$26,757	$14,259

8.     Line of Credit
      Our Company has a revolving line of credit with a bank collateralized by substantially all the assets of PGTI. The line has a term of five years and allows our Company to draw $25.0 million less the amount allocated for letters of credit. The line was not used as of December 31, 2005, and there was $19.6 million available for borrowing. As of January 1, 2005, $2.0 million was drawn on this line and $19.6 million was available for borrowing.
      Our Company has the option to borrow up to its limit by means of any combination of base rate loans bearing interest at a rate based on the prime rate plus a margin of 1.75% or LIBOR loans bearing interest at a rate based on LIBOR plus a margin of 2.75%. As of January 1, 2005 the effective rate on the line was approximately 5.2%. During the term of this line, our Company is obligated to pay a fee equal to 0.5% per annum on the unused portion of the line.
      On February 14, 2006, this line of credit was amended in connection with the refinancing discussed in Note 18, Recapitalization.

PGT, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
9.     Interest Expense
      Interest expense, net consisted of the following:

	Company		Predecessor

		January 30,	December 28,
	Year Ended	2004 to	2003 to	Year Ended
	December 31,	January 1,	January 29,	December 27,
	2005	2005	2004	2003

	(In thousands)
Long-term debt	$12,495	$8,760	$463	$6,700
Debt Fees	397	264	19	182
Amortization of Deferred Financing Costs	1,285	876	45	477
Short-term Debt	120	60	—	—
Interest Income	(122)	(67)	(9)	(67)

Interest expense, gross	14,175	9,893	518	7,292
Capitalized interest	(304)	—	—	—

Interest expense, net	$13,871	$9,893	$518	$7,292

10.     Long-Term Debt
      Long-term debt consists of the following:

	December 31,	January 1,
	2005	2005

	(In thousands)
Tranche A1 term note payable to a bank in quarterly installments of $469,373 beginning January 29, 2008 through January 29, 2009. Quarterly installments increase to $45.3 million on April 29, 2009 and continue through January 29, 2010. Interest is payable quarterly at LIBOR or the prime rate plus an applicable margin. At December 31, 2005, the rate was 4.23% plus a margin of 3.00%	$183,525	$—
Tranche A term note payable to a bank in quarterly installments of $312,500 beginning April 29, 2004 through January 29, 2009. Quarterly installments increase to $29.7 million on April 29, 2009 and continue through January 29, 2010. Interest was payable quarterly at LIBOR or the prime rate plus an applicable margin. At January 1, 2005, the rate was approximately 2.13% plus a margin of 3.00%	—	121,375
Tranche B term note payable to bank with the balance due on July 29, 2010. Interest was payable quarterly at either LIBOR or the prime rate plus an applicable margin. At January 1, 2005, the rate was approximately 2.13% plus a margin of 6.25%	—	45,000

	$183,525	$166,375

      On September 19, 2005 our Company amended and restated our prior credit agreement with a bank. In connection with the amendment, our Company created a new tranche of term loans with an aggregate principal amount of $190.0 million. The proceeds were used to refinance the existing Tranche A and B debt, fund a $20 million dividend to our stockholders, and pay certain financing costs related to the amendment. The quarterly payments were adjusted, although the timing of the payments remained unchanged. All other material aspects of the credit agreement were unaffected.

PGT, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      On an annual basis, our Company is required to compute excess cash flow, as defined in our credit and security agreement with the bank. In periods where there is excess cash flow, our Company is required to make prepayments in an aggregate principal amount determined through reference to a grid based on the leverage ratio. The percentage range is 25% to 75%, against the principal balance of the Tranche A1 term note payable, as well as the balance of the Tranche A term note payable while it was still outstanding. During the year ended December 31, 2005, as well as the period from January 30, 2004 to January 1, 2005, no such payment was required. However, our Company made optional prepayments against the principal of the Tranche A1 term note totaling $6.0 million during the year ended December 31, 2005, and optional prepayments against the Tranche A note totaling $8.0 million and $3.0 million for the year ended December 31, 2005 and the period from January 30, 2004 to January 1, 2005, respectively. Under the terms of the loan agreement, prepayments are applied to the next 12 months scheduled payments, with the remainder to be applied on a pro rata basis to the remaining scheduled payments. The Tranche A1 term note and line of credit require that our Company maintain compliance with certain restrictive financial covenants, the most restrictive of which requires our Company to maintain a total leverage ratio, as defined in the debt agreement, of not greater than certain predetermined amounts. Our Company believes that we are in compliance with all restrictive financial covenants.
      Future maturities on long-term debt are as follows (in thousands):

2006	$—
2007	—
2008	1,877
2009	136,353
2010	45,295

$183,525

11.     Derivative Financial Instruments
      On October 29, 2004, our Company entered into an interest rate swap agreement with a notional amount of $33.5 million that was designated as a cash flow hedge and effectively converted a portion of the floating rate debt to a fixed rate of 3.53%. Since all of the critical terms of the swap exactly matched those of the hedged debt, no ineffectiveness was identified in the hedging relationship. Consequently, all changes in fair value were recorded as a component of other comprehensive income. Our Company periodically determined the effectiveness of the swap by determining that the critical terms still match, determining that the future interest payments are still probable of occurrence, and evaluating the likelihood of the counterparty’s compliance with the terms of the swap. The fair value of the interest rate swap agreement was $0.7 million and a liability of $0.1 million as of December 31, 2005 and January 1, 2005, respectively, and is recorded in other assets on our Company’s Consolidated Balance Sheet.
      Also on October 29, 2004, our Company entered into an interest rate cap agreement with a notional amount of $33.5 million that protected an additional portion of the variable rate debt from an increase in the floating rate to greater than 4.5%. Our Company designated the cap as a cash flow hedge since changes in the intrinsic value of the cap were expected to be highly effective in offsetting the changes in cash flow attributable to fluctuations in interest rates. The time value of the cap was considered inherently ineffective and changes in its value were reported in earnings as they occurred. Changes in the intrinsic value of the cap were not significant in 2004 and 2005. The fair value of the interest rate cap agreement was $0.2 million and $0.2 million as of December 31, 2005 and January 1, 2005, respectively, and is recorded in other assets on our Company’s Consolidated Balance Sheet.
      On September 19, 2005, the hedging relationships involving the interest rate swap and cap agreements were terminated as a result of changes made to the terms of the credit agreement. Accordingly, the changes in fair

PGT, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
value of the swap and cap from that point are recorded in other (income) expense, net, and the accumulated balance for the interest rate swap agreement included in other comprehensive income at the time of ineffectiveness of $0.7 million is being amortized into earnings over the remaining life of the agreement. At December 31, 2005, there was $0.6 million remaining to be amortized, in accumulated other comprehensive income, which will amortize into earnings in the amount of $0.3 million and $0.3 million for the years ended 2006, and 2007, respectively.
      Our Company enters into aluminum forward contracts to hedge the fluctuations in the purchase price of aluminum extrusion it uses in production. Our Company had eleven outstanding forward contracts at December 31, 2005, with an average notional amount of 2,190,000 pounds and maturity date varying in length from one to ten months. Our Company had 20 outstanding forward contracts at January 1, 2005, with an average notional amount of 907,000 pounds and maturity date varying in length from one to twelve months. These contracts are designated as cash flow hedges since they are expected to be highly effective in offsetting changes in the cash flows attributable to forecasted purchases of aluminum. Our Company’s aluminum hedges have a fair value of approximately $5.6 million and $2.5 million at December 31, 2005 and January 1, 2005, respectively, and qualify as highly effective for reporting purposes. Effectiveness of aluminum forward contracts is determined by comparing the change in the fair value of the forward contract to the change in the expected cash to be paid for the hedged item. During the years ended December 31, 2005 and January 1, 2005, the ineffective portion of the hedging instruments was not significant. The ending accumulated balance for the aluminum forward contracts included in accumulated other comprehensive income, net of tax, is approximately $3.4 million and $1.5 million as of December 31, 2005 and January 1, 2005, respectively.
12.     Income Taxes
      Deferred income taxes reflect the net tax effects of temporary difference between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our Company’s net deferred tax liability are as follows at December 31, 2005 and January 1, 2005:

	December 31,	January 1,
	2005	2005

	(In thousands)
Deferred tax assets:
Warranty reserve	$1,755	$1,116
Deferred financing costs	635	924
Accounts receivable	1,328	277
State tax credits	591	143
Other accruals	1,483	1,805
Inventories	752	306

Total deferred tax assets	6,544	4,571
Deferred tax liability:
Intangible assets	(46,000)	(51,292)
Property, plant, and equipment	(9,162)	(6,962)
Derivative financial instruments	(2,569)	(1,033)

Total deferred tax liabilities	(57,731)	(59,287)

Net deferred tax liability	$(51,187)	$(54,716)

PGT, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The components of income tax expense are as follows:

	Company		Predecessor

		January 30,	December 28,
	Year Ended	2004 to	2003 to	Year Ended
	December 31,	January 1,	January 29,	December 27,
	2005	2005	2004	2003

	(In thousands)
Current:
Federal	$7,497	$795	$(266)	$6,399
State	1,391	138	(121)	1,219

	8,888	933	(387)	7,618
Deferred
Federal	(3,817)	3,030	(321)	1,492
State	(1,161)	568	(204)	287

	(4,978)	3,598	(525)	1,779

Income Tax Expense	$3,910	$4,531	$(912)	$9,397

      A reconciliation of the statutory federal income tax rate to our Company’s and the Predecessor’s effective rate is provided below:

	Company		Predecessor

		January 30,	December 28,
	Year Ended	2004 to	2003 to	Year Ended
	December 31,	January 1,	January 29,	December 27,
	2005	2005	2004	2003

Statutory federal income tax rate	35.0%	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	4.0%	4.0%	4.0%	3.7%
State tax credits	(4.8)%	—	9.6%	—
Manufacturing deduction	(2.2)%	—	—	—
Other	1.2%	0.3%	12.4%	(0.1)%

	33.2%	39.3%	61.0%	38.6%

      In assessing the realizability of deferred tax assets, our Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Our Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. After consideration of all the evidence, both positive and negative, our Company has determined that a valuation allowance is not necessary.
13.     Commitments and Contingencies
      Our Company leases production equipment, vehicles, computer equipment, storage units and various office equipment under operating leases expiring at various times through 2010. Lease expense was $2.3 million, $1.7 million, $0.2 million and $1.5 million for the year ended December 1, 2005, the period from January 30, 2004 to January 1, 2005, the period from December 28, 2003 to January 29, 2004, and the year ended

PGT, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 27, 2003, respectively. Future minimum lease commitments for non-cancelable operating leases are as follows at December 31, 2005 (in thousands):

2006	$2,374
2007	1,918
2008	1,094
2009	439
2010	196

$6,021

      Our Company, through the terms of certain of its leases, has the option to purchase the leased equipment for cash in an amount equal to its then fair market value plus all applicable taxes.
      Our Company is obligated to purchase certain raw materials used in the production of our products from certain vendors, pursuant to various contracts that expire at the end of 2006 or 2007. In accordance with these contracts, a minimum of $59.5 million and $0.5 million of materials must be purchased during the years ended 2006 and 2007, respectively.
      At December 31, 2005, our Company had approximately $5.4 million in standby letters of credit related to its worker’s compensation insurance coverage and commitments to purchase equipment of approximately $5.1 million.
      Our Company is a party to various legal proceedings in the ordinary course of business. Although the ultimate disposition of those proceedings cannot be predicted with certainty, management believes the outcome of any claim that is pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the operations, financial position or cash flows of PGTI.
14.     Employee Benefit Plan
      Our Company has a 401(k) plan covering substantially all employees 18 years of age or older who have at least six months of service. Employees may contribute up to 100% of their annual compensation subject to Internal Revenue Code maximum limitations. Our Company has agreed to make matching contributions of 100% of the employee’s contribution up to 3% of the employee’s salary. Company contributions and earnings thereon vest at the rate of 20% per year of service with our Company when at least 1,000 hours are worked within the Plan year. Our Company recognized expense of $1.7 million, $1.4 million, $0.1 million, and $1.3 million in the year ended December 31, 2005, the period from January 30, 2004 to January 1, 2005, the period from December 28, 2003 to January 29, 2004, and the year ended December 27, 2003, respectively.
15.     Related Parties
      Our Company pays a management fee to JLL Partners, Inc., which is related to our Company’s majority shareholder, JLL Partners Fund IV L.P., of $1.0 million or 3% of EBITDA, whichever is greater, annually for corporate services. Our Company was charged management fees of approximately $1.8 million and $1.4 million for the year ended December 31, 2005 and the period from January 30, 2004 to January 1, 2005, respectively.
      Our Predecessor paid a management fee to FNL Management Corp., which was related to our Predecessor’s majority stockholder, Linsalata Capital Partners. The fee charged was $66,667 and $0.8 million for the period from December 28, 2003 to January 29, 2004 and the year ended December 27, 2003, respectively.
      These amounts are recorded in selling, general, and administrative expenses in our consolidated statements of operations.

PGT, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In the ordinary course of business, we sell windows to Builders FirstSource, Inc., a company controlled by affiliates of JLL Partners. One of our directors, Floyd F. Sherman, is the president, chief executive officer, and a director of Builders FirstSource, Inc. In addition, Alexander R. Castaldi, Ramsey A. Frank, Brett N. Milgrim, and Paul S. Levy are directors of Builders FirstSource, Inc. Total net sales to Builders FirstSource, Inc. were $2.6 million, $2.4 million, $0.2 million, and $1.3 million in the year ended December 31, 2005, the period from January 30, 2004 to January 1, 2005, the period from December 28, 2003 to January 29, 2004, and the year ended December 27, 2003, respectively.
16.     Shareholders’ Equity
      On January 29, 2004, our Company adopted the JLL Window Holdings, Inc. Key Employees Stock Option Plan (the Plan) whereby stock options may be granted by the Board of Directors (the Board) to eligible employees of our Company.
      In conjunction with the acquisition of PGT Holding Company, our Company rolled over 2.9 million option shares belonging to option holders of the acquired entity into our Company’s plan. These options have an indefinite term and are fully vested. Of these options, 1.1 million have an exercise price of $0.38 per share and 1.8 million have an exercise price of $1.51 per share.
      Also in conjunction with the acquisition, our Company granted 1.6 million option shares to key employees. These options have a ten-year life, fully vest after five years and an accelerated vesting based on achievement of certain financial targets over three years, with an exercise price of $8.64 per share.
      On July 5, 2005, and November 30, 2005, our Company granted to key employees 0.5 million and 0.2 million option shares, respectively. These options have a ten-year life, fully vest after five years, and have accelerated vesting based on certain financial targets over three years, with an exercise price of $8.64 and $12.84 per share, respectively. Both option grants were made with an exercise price at or above fair value (based on retrospective valuations) and accordingly had no intrinsic value at the time of issuance. There are no shares available for grant under the plan at December 31, 2005.
      A summary of the status of our Company’s stock options as of December 31, 2005 and January 1, 2005, and the changes during the periods is presented below:

	Number of Shares	Weighted Average
	Underlying Options	Exercise Price

	(in thousands)
Outstanding at January 30, 2004	2,872	$1.07
Granted	1,553	$8.64
Cancelled	(29)	$8.64

Outstanding at January 1, 2005	4,396	$3.61
Granted	659	$9.81
Cancelled	(73)	$8.64

Outstanding at December 31, 2005	4,982	$4.43

PGT, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table summarizes information about employee stock options outstanding at December 31, 2005 (options are in thousands):

	Options Outstanding			Options Exercisable

		Weighted Average

	Outstanding at		Remaining	Exercisable at
	December 31,	Exercise	Contractual	December 31,	Weighted Average
Exercise Prices	2005	Price	Life	2005	Exercise Price

$0.38	1,122	$0.38	8 yrs	1,122	$0.38
$1.51	1,750	$1.51	8 yrs	1,750	$1.51
$8.64	1,926	$8.64	8.2 yrs	290	$8.64
$12.84	184	$12.84	10 yrs	—	—

17.	Supplemental Cash Flow Information
      Cash flows from operating activities included cash payments as follows:

	Company		Predecessor

		January 30,	December 28,
	Year Ended	2004 to	2003 to	Year Ended
	December 31,	January 1,	January 29,	December 27,
	2005	2005	2004	2003

Cash payments for interest	$11,643	$6,979	$187	$6,701
Cash payments for income taxes	10,780	3,324	—	8,416

18.	Recapitalization
      On February 14, 2006, our company entered into a second amended and restated $235 million senior secured credit facility and a $115 million second lien term loan due August 14, 2012, with a syndicate of banks. The senior secured credit facility is composed of a $30 million revolving credit facility and a $205 million first lien term loan due in quarterly installments of $0.5 million beginning May 14, 2006 and ending November 14, 2011 and a final payment of $193.2 million on February 14, 2012.
      The term loans under the first lien term loan facility bear interest, at our option, at a rate equal to an adjusted LIBOR rate plus 3.0% per annum or a base rate plus 2.0% per annum. The loans under the revolving credit facility bear interest initially, at our option (provided, that all swingline loans shall be base rate loans), at a rate equal to an adjusted LIBOR rate plus 2.75% per annum or a base rate plus 1.75% per annum, and the margins above LIBOR and base rate may decline to 2.00% for LIBOR loans and 1.00% for base rate loans if certain leverage ratios are met. A commitment fee equal to 0.50% per annum accrues on the average daily unused amount of the commitment of each lender under the revolving credit facility and such fee is payable quarterly in arrears. We are also required to pay certain other fees with respect to the senior secured credit facility including (i) letter of credit fees on the aggregate undrawn amount of outstanding letters of credit plus the aggregate principal amount of all letter of credit reimbursement obligations, (ii) a fronting fee to the letter of credit issuing bank and (iii) administrative fees. The second lien secured credit facility bears interest, at our option, at a rate equal to an adjusted LIBOR rate plus 7.0% per annum or a base rate plus 6.0% per annum. We are required to pay certain administrative fees under the second lien secured credit facility.
      The first lien secured credit facility is secured by a perfected first priority pledge of all of the equity interests of our subsidiary and perfected first priority security interests in and mortgages on substantially all of our tangible and intangible assets and those of the guarantors, except, in the case of the stock of a foreign subsidiary, to the extent such pledge would be prohibited by applicable law or would result in materially adverse tax consequences, and subject to such other exceptions as are agreed. The senior secured credit facility contains a number of covenants that, among other things, restrict our ability and the ability of our subsidiaries to (i) dispose

PGT, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
of assets; (ii) change our business; (iii) engage in mergers or consolidations; (iv) make certain acquisitions; (v) pay dividends or repurchase or redeem stock; (vi) incur indebtedness or guarantee obligations and issue preferred and other disqualified stock; (vii) make investments and loans; (viii) incur liens; (ix) engage in certain transactions with affiliates; (x) enter into sale and leaseback transactions; (xi) issue stock or stock options; (xii) amend or prepay subordinated indebtedness and loans under the second lien secured credit facility; (xiii) modify or waive material documents; or (xiv) change our fiscal year. In addition, under the senior secured credit facility, we are required to comply with specified financial ratios and tests, including a minimum interest coverage ratio, a maximum leverage ratio, and maximum capital expenditures.
      The second lien secured credit facility is secured by a perfected second priority pledge of all of the equity interests of our subsidiary and perfected second priority security interests in and mortgages on substantially all of our tangible and intangible assets and those of the guarantors, except, in the case of the stock of a foreign subsidiary, to the extent such pledge would be prohibited by applicable law or would result in materially adverse tax consequences, and subject to such other exceptions as are agreed. The second lien secured credit facility contains a number of covenants that, among other things, restrict our ability and the ability of our subsidiaries to (i) dispose of assets; (ii) change our business; (iii) engage in mergers or consolidations; (iv) make certain acquisitions; (v) pay dividends or repurchase or redeem stock; (vi) incur indebtedness or guarantee obligations and issue preferred and other disqualified stock; (vii) make investments and loans; (viii) incur liens; (ix) engage in certain transactions with affiliates; (x) enter into sale and leaseback transactions; (xi) issue stock or stock options; (xii) amend or prepay subordinated indebtedness; (xiii) modify or waive material documents; or (xiv) change our fiscal year. In addition, under the senior secured credit facility, we are required to comply with specified financial ratios and tests, including a minimum interest coverage ratio, a maximum leverage ratio, and maximum capital expenditures.
      Borrowings under the new senior secured credit facility and second lien secured credit facility were used to refinance our company’s existing debt facility, pay a cash dividend to stockholders of $83.5 million, and make a cash payment of approximately $26.9 million (including applicable payroll taxes of $0.5 million) to stock option holders in connection with such dividend. In connection with the refinancing, our company incurred estimated fees and expenses aggregating $4.5 million that will be included as a component of other assets, net and amortized over the terms of the new senior secured credit facility. In the first quarter of 2006, the total cash payment to option holders and the termination penalty related to the prepayment of the existing debt were expensed and recorded as stock compensation expense and a component of interest expense, respectively. Our company expensed approximately $4.6 million of the unamortized deferred financing costs related to the prior credit facility recorded as interest expense.
      Future maturities of the debt entered into on February 14, 2006 are as follows:

2006	$1,538
2007	2,050
2008	2,050
2009	2,050
2010	2,050
Thereafter	310,262

$320,000

PGT, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	Sales by Product Group
      Sales by product group is as follows:

		January 30,	December 28,
	Year Ended	2004 to	2003 to	Year Ended
	December 31,	January 1,	January 29,	December 27,
	2005	2005	2004	2003

	(In thousands)
Winguard Windows and Doors	$186,184	$101,497	$7,606	$89,973
Other Windows and Door Products	146,629	135,853	11,438	132,621

	$332,813	$237,350	$19,044	$222,594

20.	Pro Forma Disclosure (Unaudited)
      Pro forma net income per common share outstanding: Shares used to calculate unaudited pro forma basic and diluted net income per common share outstanding were adjusted to add 6.1 million shares of common stock as required under Staff Accounting Bulletin (SAB) Topic 1.B.3 to reflect the number of shares which would have to be issued to replace the $83.5 million distribution paid to our shareholders on February 17, 2006 and the $20.0 million distribution paid to our shareholders in September 2005. The number of shares included under SAB Topic 1.B.3 is equal to the $103.5 million in distributions paid, divided by an assumed offering price of $17 per share of our common stock, the mid-point of the range on the cover of the prospectus.

21.	Recent Developments
      On June 5, 2006, our board of directors and our stockholders approved a 662.07889-for-1 stock split of our common stock and approved increasing to 200.0 million the number of shares of common stock that the Company is authorized to issue.
      After the stock split, effective June 6, 2006, each holder of record held 662.07889 shares of common stock for every 1 share held immediately prior to the effective date. As a result of the stock split, the board of directors also exercised its discretion under the anti-dilution provisions of our 2004 Stock Incentive Plan to adjust the number of shares underlying stock options and the related exercise prices to reflect the change in the per share value and outstanding shares on the date of the stock split. The effect of fractional shares is not material.
      Following the effective date of the stock split, the par value of the common stock remained at $0.01 per share. As a result, we have increased the common stock in our consolidated balance sheets and statements of shareholders’ equity included herein on a retroactive basis for all of our Company’s periods presented, with a corresponding decrease to additional paid-in capital. All share and per share amounts and related disclosures have also been retroactively adjusted for all of our Company’s periods presented to reflect the 662.07889-for-1 stock split.

PGT, INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended

	April 1,	April 2,
	2006	2005

	(In thousands, except per
	share amounts)
	(Unaudited)
Net sales	$96,355	$79,364
Cost of sales	60,634	49,636

Gross margin	35,721	29,728
Stock compensation expense (includes expenses related to cost of sales and selling, general and administrative of $5,069 and $21,829, respectively)	26,898	—
Selling, general and administrative expenses	21,868	19,492

Income (loss) from operations	(13,045)	10,236
Other income	(409)	(81)
Interest expense	10,359	3,143

Income (loss) before income taxes	(22,995)	7,174
Income tax expense (benefit)	(8,919)	2,382

Net income (loss)	$(14,076)	$4,792

Basic net income (loss) per common share	$(0.89)	$0.30
Diluted net income (loss) per common and common equivalent share	$(0.89)	$0.28
Weighted average common shares outstanding:
Basic	15,749	15,720
Diluted	15,749	17,221
Unaudited pro forma basic net income (loss) per common share	$(0.64)
Unaudited pro forma diluted net income (loss) per common and common equivalent share	$(0.64)
The accompanying notes are an integral part of these condensed consolidated financial statements.

PGT, INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED BALANCE SHEETS

	April 1,	December 31,
	2006	2005

	(In thousands, except
	per share amounts)
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$20,642	$3,270
Accounts receivable, net	46,029	45,193
Inventories	13,424	13,981
Deferred income taxes	11,944	3,133
Other current assets	13,924	11,360

Total current assets	105,963	76,937
Property, plant and equipment, net	73,989	65,508
Goodwill	169,648	169,648
Other intangible assets, net	106,096	107,760
Other assets, net	5,633	5,700

Total assets	$461,329	$425,553

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$28,066	$31,137
Current portion of long-term debt	2,050	—

Total current liabilities	30,116	31,137
Long-term debt less current portion	317,950	183,525
Deferred income taxes	54,320	54,320

Total liabilities	402,386	268,982
Shareholders’ equity:
Common stock, $.01 par value, 200,000,000 shares authorized: 15,749 shares issued and outstanding	157	157
Additional paid-in-capital	69,163	152,647
Retained earnings (accumulated deficit)	(14,076)	—
Accumulated other comprehensive income	3,699	3,767

Total shareholders’ equity	58,943	156,571

Total liabilities and shareholders’ equity	$461,329	$425,553

The accompanying notes are an integral part of these condensed consolidated financial statements.

PGT, INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended

	April 1,	April 2,
	2006	2005

	(In thousands)
	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(14,076)	$4,792
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	2,255	1,637
Amortization	1,564	2,005
Deferred financing	4,809	260
Deferred income taxes	(8,919)	—
Derivative financial instruments	(408)	(80)
Loss on disposal of assets	—	14
Change in operating assets and liabilities:
Accounts receivable	(836)	(5,569)
Inventories	557	529
Other current assets	(2,600)	3,024
Accounts payable and accrued expenses	(3,070)	3,977

Net cash provided by (used in) operating activities	(20,724)	10,589
Cash flows from investing activities:
Purchases of property, plant and equipment	(10,736)	(2,829)
Proceeds from sales of equipment	300	10

Net cash used in investing activities	(10,436)	(2,819)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	320,000	—
Payment of dividends	(83,484)	—
Payments of financing costs	(4,459)	—
Payments of long-term debt	(183,525)	(6,000)
Payments on revolving line of credit	—	(2,000)

Net cash provided by (used in) financing activities	48,532	(8,000)

Net increase (decrease) in cash	17,372	(230)
Cash and cash equivalents at beginning of period	3,270	2,525

Cash and cash equivalents at end of period	$20,642	$2,295

Supplemental cash flow information:
Interest paid	$4,318	$2,699
Income taxes paid	$780	$18
The accompanying notes are an integral part of these condensed consolidated financial statements.

PGT, INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

				Retained	Accumulated
	Common stock		Additional	Earnings	Other
			Paid-in	(Accumulated	Comprehensive
	Shares	Amount	Capital	Deficit)	Income	Total

	(In thousands, except share amounts)
Balance at December 31, 2005	15,749,483	$157	$152,647	$—	$3,767	$156,571
Dividends paid			(83,484)			(83,484)
Amortization of ineffective interest rate swap					(78)	(78)
Change in fair value of aluminum forward contracts, net of tax expense of $6					10	10
Net loss				(14,076)		(14,076)

Balance at April 1, 2006	15,749,483	$157	$69,163	$(14,076)	$3,699	$58,943

The accompanying notes are an integral part of these condensed consolidated financial statements.

PGT, INC. AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Description of Business
      PGT, Inc. (“PGTI” or our “Company”) is a leading manufacturer of impact-resistant aluminum and vinyl-framed windows and doors and offers a broad range of fully customizable window and door products. All references to PGTI or our Company apply to the condensed consolidated financial statements of both PGT, Inc. and PGT Holding Company, unless otherwise noted.
      The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the instructions for interim financial statements and do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. Operating results for the interim periods are not necessarily indicative of the results to be expected during the remainder of the current year or for any future periods. In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments considered necessary for a fair presentation. All significant intercompany accounts and transactions have been eliminated in consolidation.
      These unaudited condensed consolidated financial statements should be read in conjunction with the more detailed audited consolidated financial statements for the year ended December 31, 2005, the period January 30, 2004 to January 1, 2005, the period December 28, 2003 to January 29, 2004, and the year ended December 27, 2003. Accounting policies used in the preparation of these unaudited condensed consolidated financial statements are consistent in all material respects with the accounting policies described in the Notes to Consolidated Financial Statements.

2.	Summary of Significant Accounting Policies

Fiscal period
      Our Company’s fiscal quarter consists of 13 weeks ending on April 1, 2006, and April 2, 2005.

Segment information
      Our Company operates in one operating segment, the manufacture and sale of windows and doors.

Use of estimates
      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Critical accounting estimates involved in applying our Company’s accounting policies are those that require management to make assumptions about matters that are uncertain at the time the accounting estimate was made and are those which different estimates reasonably could have been used for the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, and would have a material impact on the presentation of PGTI’s financial condition, changes in financial condition or results of operations. Actual results could materially differ from those estimates.

Warranty expense
      Our Company has warranty obligations with respect to most of our manufactured products. Warranty periods, which vary by product components, range from 1 to 10 years. However, the majority of the products sold have warranties on components which range from 1 to 3 years. The reserve for warranties is based on management’s assessment of the cost per service call and the number of service calls expected to be incurred to satisfy warranty obligations on recorded net sales. The reserve is determined after assessing company history and

PGT, INC. AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
specific identification. The following provides information with respect to our Company’s warranty accrual for the current fiscal quarter:

		Accruals for
	Balance at	Warranties			Balance at
	Beginning	Issued	Adjustments	Settlements	End of
Allowance for Warranty	of Period	During Period	Made	Made	Period

	(In thousands)
Quarter ended April 1, 2006	$4,501	1,445	(139)	(1,224)	$4,583
Quarter ended April 2, 2005	$2,863	794	115	(859)	$2,913

Inventories
      Inventories consist principally of raw materials purchased for the manufacture of our products. PGTI has limited finished goods inventory as all products are custom, made-to-order products. Finished goods inventory costs include direct materials, direct labor, and overhead. All inventories are stated at the lower of cost (first-in, first-out method) or market. The reserve for obsolescence is based on management’s assessment of the amount of inventory that may become obsolete in the future and is determined through company history, specific identification and consideration of prevailing economic and industry conditions.
      Inventories consist of the following:

	April, 1	December 31,
	2006	2005

	(In thousands)
Finished goods	$1,880	$1,867
Work in progress	1,937	467
Raw materials	10,036	12,460
Less reserve for obsolescence	(429)	(813)

	$13,424	$13,981

Stock compensation
      We adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payment (SFAS 123R), on January 1, 2006. This statement is a fair-value approach for measuring stock-based compensation and requires us to recognize the cost of employee services received in exchange for our company’s equity instruments. Under SFAS 123R, we are required to record compensation expense over an award’s vesting period based on the award’s fair value at the date of grant. We have adopted SFAS 123R on a prospective basis; accordingly, our financial statements for periods prior to January 1, 2006, do not include compensation cost calculated under the fair value method.
      Prior to January 1, 2006, our Company applied Accounting Principles Board Opinion 25, Accounting for Stock issued to Employees (APB 25), and therefore recorded the intrinsic value of stock-based compensation as expense. Under APB 25, compensation cost was recorded only to the extent that the exercise price was less than the fair value of our Company’s stock on the date of grant. No compensation expense was recognized in previous financial statements under APB 25. Additionally, our Company reported the pro forma impact of using a fair value based approach to valuing stock options under the Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (SFAS 123).
      Stock options granted prior to our Company’s initial public offering were valued using the minimum value method in the pro-forma disclosures required by SFAS 123. The minimum value method excludes volatility in the calculation of fair value of stock based compensation. In accordance with SFAS No. 123R, options that were valued using the minimum value method, for purposes of pro forma disclosure under SFAS 123, must be

PGT, INC. AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
transitioned to SFAS 123R using the prospective method. This means that these options will continue to be accounted for under the same accounting principles (recognition and measurement) originally applied to those awards in the income statement, which for our Company was APB 25. Accordingly, the adoption of SFAS 123R did not result in any compensation cost being recognized for these options. Additionally, pro forma information previously required under SFAS 123 and SFAS 148 will no longer be presented for these options.
      Due to the fact that all previously issued options will continue to be accounted for under APB 25, and no stock based compensation was awarded during the three months ended April 1, 2006, the adoption of SFAS 123R had no impact on income before income taxes, net income, cash flow from operations, cash flow from financing activities, and basic and diluted earnings per share. Options issued subsequent to December 31, 2005, will be valued using the Black-Scholes option pricing model, which considers such things as risk free interest rate, expected life, expected dividends, and expected volatility of the underlying stock.

Net income per common share
      Net income (loss) per common share (“EPS”) is calculated in accordance with SFAS No. 128, “Earnings per Share,” which requires the presentation of basic and dilutive earnings per share. Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common shares outstanding during the period, plus the dilutive effect of common stock equivalents. Our Company’s weighted average shares outstanding excludes underlying options of 4.9 million and 1.5 million for the quarters ended April 1, 2006 and April 2, 2005, respectively, because their effects were anti-dilutive.
      The table below presents a reconciliation of weighted average common shares, in thousands used in the calculation of basic and diluted EPS for our Company:

	For the Three
	Months Ended

	April 1,	April 2,
	2006	2005

Weighted average common shares for basic EPS	15,749	15,720
Effect of dilutive stock options	—	1,501

Weighted average common and common equivalent shares for diluted EPS	15,749	17,221

PGT, INC. AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	Goodwill and Other Intangible Assets
      Goodwill and other intangible assets are as follows:

	April 1,	December 31,	Useful Life
	2006	2005	in Years

	(In thousands)
Unamortized intangible assets:
Goodwill	$169,648	$169,648	indefinite

Trademarks	$62,500	$62,600	indefinite
Amortized intangible assets, gross
Customer relationships	55,700	55,700	10
Supplier agreements	2,300	2,300
Noncompete agreements	4,469	4,469	2

Total amortized intangible assets, gross	62,469	62,469
Accumulated Amortization:
Customer relationships	(12,104)	(10,712)
Supplier agreements	(2,300)	(2,300)
Noncompete agreements	(4,469)	(4,297)

Total Accumulated Amortization	(18,873)	(17,309)

Other intangible assets, net	$106,096	$107,760

4.	Long-term Debt
      On February 14, 2006, our company entered into a second amended and restated $235 million senior secured credit facility and a $115 million second lien term loan due August 14, 2012, with a syndicate of banks. The senior secured credit facility is composed of a $30 million revolving credit facility and a $205 million first lien term loan due in quarterly installments of $0.5 million beginning May 14, 2006 and ending November 14, 2011 and a final payment of $193.2 million on February 14, 2012.
      The term loans under the first lien term loan facility bear interest, at our option, at a rate equal to an adjusted LIBOR rate plus 3.0% per annum or a base rate plus 2.0% per annum. The loans under the revolving credit facility bear interest initially, at our option (provided, that all swingline loans shall be base rate loans), at a rate equal to an adjusted LIBOR rate plus 2.75% per annum or a base rate plus 1.75% per annum, and the margins above LIBOR and base rate may decline to 2.00% for LIBOR loans and 1.00% for base rate loans if certain leverage ratios are met. A commitment fee equal to 0.50% per annum accrues on the average daily unused amount of the commitment of each lender under the revolving credit facility and such fee is payable quarterly in arrears. We are also required to pay certain other fees with respect to the senior secured credit facility including (i) letter of credit fees on the aggregate undrawn amount of outstanding letters of credit plus the aggregate principal amount of all letter of credit reimbursement obligations, (ii) a fronting fee to the letter of credit issuing bank and (iii) administrative fees. The second lien secured credit facility bears interest, at our option, at a rate equal to an adjusted LIBOR rate plus 7.0% per annum or a base rate plus 6.0% per annum. We are required to pay certain administrative fees under the second lien secured credit facility.
      The first lien secured credit facility is secured by a perfected first priority pledge of all of the equity interests of our subsidiary and perfected first priority security interests in and mortgages on substantially all of our tangible and intangible assets and those of the guarantors, except, in the case of the stock of a foreign subsidiary, to the extent such pledge would be prohibited by applicable law or would result in materially adverse tax

PGT, INC. AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
consequences, and subject to such other exceptions as are agreed. The senior secured credit facility contains a number of covenants that, among other things, restrict our ability and the ability of our subsidiaries to (i) dispose of assets; (ii) change our business; (iii) engage in mergers or consolidations; (iv) make certain acquisitions; (v) pay dividends or repurchase or redeem stock; (vi) incur indebtedness or guarantee obligations and issue preferred and other disqualified stock; (vii) make investments and loans; (viii) incur liens; (ix) engage in certain transactions with affiliates; (x) enter into sale and leaseback transactions; (xi) issue stock or stock options; (xii) amend or prepay subordinated indebtedness and loans under the second lien secured credit facility; (xiii) modify or waive material documents; or (xiv) change our fiscal year. In addition, under the senior secured credit facility, we are required to comply with specified financial ratios and tests, including a minimum interest coverage ratio, a maximum leverage ratio, and maximum capital expenditures.
      The second lien secured credit facility is secured by a perfected second priority pledge of all of the equity interests of our subsidiary and perfected second priority security interests in and mortgages on substantially all of our tangible and intangible assets and those of the guarantors, except, in the case of the stock of a foreign subsidiary, to the extent such pledge would be prohibited by applicable law or would result in materially adverse tax consequences, and subject to such other exceptions as are agreed. The second lien secured credit facility contains a number of covenants that, among other things, restrict our ability and the ability of our subsidiaries to (i) dispose of assets; (ii) change our business; (iii) engage in mergers or consolidations; (iv) make certain acquisitions; (v) pay dividends or repurchase or redeem stock; (vi) incur indebtedness or guarantee obligations and issue preferred and other disqualified stock; (vii) make investments and loans; (viii) incur liens; (ix) engage in certain transactions with affiliates; (x) enter into sale and leaseback transactions; (xi) issue stock or stock options; (xii) amend or prepay subordinated indebtedness; (xiii) modify or waive material documents; or (xiv) change our fiscal year. In addition, under the senior secured credit facility, we are required to comply with specified financial ratios and tests, including a minimum interest coverage ratio, a maximum leverage ratio, and maximum capital expenditures.
      Borrowings under the new senior secured credit facility and second lien secured credit facility were used to refinance our company’s existing debt facility, pay a cash dividend to stockholders of $83.5 million, and make a cash payment of approximately $26.9 million (including applicable payroll taxes of $0.5 million) to stock option holders in connection with such dividend. Approximately $5.1 million of the cash payment to stock option holders was paid to employees whose other compensation is a component of cost of sales. In connection with the refinancing, our company incurred estimated fees and expenses aggregating $4.5 million that are included as a component of other assets, net and amortized over the terms of the new senior secured credit facility. In the first quarter of 2006, the total cash payment to option holders and the termination penalty related to the prepayment of the existing debt were expensed and recorded as stock compensation expense and a component of interest expense, respectively. Our company expensed approximately $4.6 million of the unamortized deferred financing costs related to the prior credit facility recorded as interest expense.
      Future maturities of long-term debt outstanding as of April 1, 2006 are as follows:

2006	$1,538
2007	2,050
2008	2,050
2009	2,050
2010	2,050
Thereafter	310,262

$320,000

      On September 19, 2005, our Company amended and restated our prior credit agreement with a bank. In connection with the amendment, our Company created a new tranche of term loans with an aggregate principal amount of $190.0 million. The proceeds were used to refinance the existing Tranche A and B debt, fund a

PGT, INC. AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
$20 million dividend to our stockholders, and pay certain financing costs related to the amendment. These term loans were paid off with the proceeds from the debt entered into on February 14, 2006.
      On an annual basis, our Company is required to compute excess cash flow, as defined in our credit and security agreement with the bank. In periods where there is excess cash flow, our Company is required to make prepayments in an aggregate principal amount determined through reference to a grid based on the leverage ratio. No such payments were required for the year ended December 31, 2005. The term note and line of credit require that our Company also maintain compliance with certain restrictive financial covenants, the most restrictive of which requires our Company to maintain a total leverage ratio, as defined in the debt agreement, of not greater than certain predetermined amounts. Our Company believes that we are in compliance with all restrictive financial covenants.
5.     Shareholders’ Equity
      On January 29, 2004, our Company adopted the JLL Window Holdings, Inc. Key Employees Stock Option Plan (the Plan) whereby stock options may be granted by the Board of Directors (the Board) to eligible employees of our Company.
      In conjunction with the acquisition of PGT Holding Company, our Company rolled over 2.9 million option shares belonging to option holders of the acquired entity into our Company’s plan. These options have an indefinite term and are fully vested. Of these options, 1.1 million have an exercise price of $0.38 per share and 1.8 million have an exercise price of $1.51 per share.
      Also in conjunction with the acquisition, our Company granted 1.6 million option shares to key employees. These options have a ten-year life, fully vest after five years and an accelerated vesting based on achievement of certain financial targets over three years, with an exercise price of $8.64 per share. On July 5, 2005, and November 30, 2005, our Company granted to key employees 0.5 million and 0.2 million option shares, respectively. These options have a ten-year life, fully vest after five years, and have accelerated vesting based on certain financial targets over three years, with an exercise price of $8.64 and $12.84 per share, respectively. There are 43,697 shares available for grant under the plan at April 1, 2006.
      A summary of the status of our Company’s stock options as of April 1, 2006, and the changes during the three months ended April 1, 2006, is presented below:

	Number of Shares	Weighted
	Underlying	Average
	Options	Exercise Price

	(in thousands)
Outstanding at December 31, 2005	4,982	$4.43
Granted	—	—
Exercised	—	—
Cancelled	(44)	$8.64

Outstanding at April 1, 2006	4,938	$4.39

PGT, INC. AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table summarizes information about employee stock options outstanding at April 1, 2006 (options are in thousands):

	Options Outstanding			Options Exercisable

		Weighted Average			Weighted Average

	Outstanding at		Remaining	Exercisable at		Remaining
	April 1,	Exercise	Contractual	April 1,	Exercise	Contractual
Range of Exercise Prices	2006	Price	Life	2006	Price	Life

$0.38	1,122	$0.38	7.8 yrs.	1,122	$0.38	7.8 yrs.
$1.51	1,750	$1.51	7.8 yrs.	1,750	$1.51	7.8 yrs.
$8.64	1,882	$8.64	8.2 yrs.	581	$8.64	7.8 yrs.
$12.84	184	$12.84	9.7 yrs.	—	—	—
6.     Comprehensive Income
      A summary of the components of comprehensive income is as follows:

	For the Three Months Ended
	April 1, 2006

	Pre-Tax	Tax (Expense)	After-Tax
	Amount	Benefit	Amount

	(In thousands)
Net loss			$(14,076)
Other comprehensive income (loss):
Amortization of ineffective interest rate swap	(78)	—	(78)
Change in fair value of aluminum forward contracts	16	(6)	10

Total other comprehensive income	(62)	(6)	(68)

Comprehensive loss			$(14,144)

	For the Three Months Ended
	April 1, 2005

	Pre-Tax	Tax (Expense)	After-Tax
	Amount	Benefit	Amount

	(In thousands)
Net income			$4,792
Other comprehensive income (loss):
Change in fair value of interest rate swap	604	(236)	368
Change in fair value of aluminum forward contracts	(303)	101	(202)

Total other comprehensive income (loss)	301	(135)	166

Comprehensive income			$4,958

7.     Commitments and Contingencies
      Our Company is a party to various legal proceedings in the ordinary course of business. Although the ultimate disposition of those proceedings cannot be predicted with certainty, management believes the outcome of any claim that is pending or threatened, either individually or on a combined basis, will not have a materially adverse effect on the operations, financial position or cash flows of PGTI.

PGT, INC. AND SUBSIDIARY
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
8.     Pro Forma Disclosure
      Pro forma net income per common share outstanding: Shares used to calculate unaudited pro forma basic and diluted net income per common share outstanding were adjusted to add 6.1 million shares of common stock as required under Staff Accounting Bulletin (SAB) Topic 1.B.3 to reflect the number of shares which would have to be issued to replace the $83.5 million distribution paid to our shareholders on February 17, 2006 and the $20.0 million distribution paid to our Shareholders in September 2005. The number of shares included under SAB Topic 1.B.3 is equal to the $103.5 million in distributions paid, divided by an assumed offering price of $17.00 per share of our common stock, the mid-point of the range on the cover of the prospectus.

9.	Recent Developments
      On June 5, 2006, our board of directors and our stockholders approved a 662.07889-for-1 stock split of our common stock and approved increasing to 200.0 million the number of shares of common stock that the Company is authorized to issue.
      After the stock split, effective June 6, 2006, each holder of record held 662.07889 shares of common stock for every 1 share held immediately prior to the effective date. As a result of the stock split, the board of directors also exercised its discretion under the anti-dilution provisions of our 2004 Stock Incentive Plan to adjust the number of shares underlying stock options and the related exercise prices to reflect the change in the per share value and outstanding shares on the date of the stock split. The effect of fractional shares is not material.
      Following the effective date of the stock split, the par value of the common stock remained at $0.01 per share. As a result, we have increased the common stock in our consolidated balance sheets and statements of shareholders’ equity included herein on a retroactive basis for all of our Company’s periods presented, with a corresponding decrease to additional paid-in capital. All share and per share amounts and related disclosures have also been retroactively adjusted for all of our Company’s periods presented to reflect the 662.07889-for-1 stock split.

8,823,529 Shares
PGT, Inc.
Common Stock

Deutsche Bank Securities	JPMorgan

JMP Securities

Raymond James

SunTrust Robinson Humphrey
      Until                     , 2006 (25 days after the date of this prospectus), federal securities laws may require all dealers that effect transactions in our common stock, whether or not participating in this offering, to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution
      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of common stock being registered. All amounts are estimated, except the SEC registration fee, the National Association of Securities Dealers, Inc. (NASD) filing fee, and the Nasdaq National Market listing fee.

SEC Registration Fee	$16,050
NASD Fee	15,500
Nasdaq National Market Listing Fee	100,000
Printing and Engraving Expenses
Legal Fees and Expenses
Accounting Fees and Expenses
Blue Sky Fees and Expenses
Transfer Agent and Registrar Fees and Expenses

Total	$1,500,000

      The registrant will bear all of the expenses shown above.

Item 14.	Indemnification of Officers and Directors
      Section 145 of the Delaware General Corporation Law (the “DGCL”) provides, in summary, that directors and officers of Delaware corporations are entitled, under certain circumstances, to be indemnified against all expenses and liabilities (including attorneys’ fees) incurred by them as a result of suits brought against them in their capacity as directors or officers, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful; provided that no indemnification may be made against expenses in respect of any claim, issue, or matter as to which they shall have been adjudged to be liable to us, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper. Any such indemnification may be made by us only as authorized in each specific case upon a determination by the stockholders, disinterested directors or independent legal counsel that indemnification is proper because the indemnitee has met the applicable standard of conduct.
      Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or for any transaction from which the director derived an improper personal benefit.
      Our amended and restated certificate of incorporation and amended and restated by-laws provide that we shall indemnify our directors and officers to the fullest extent permitted by law and that no director shall be liable for monetary damages to us or our stockholders for any breach of fiduciary duty, except to the extent provided by applicable law. Prior to the completion of this offering, we intend to enter into indemnification agreements with our directors. The indemnification agreements provide indemnification to our directors under certain circumstances for acts or omissions that may not be covered by directors’ and officers’ liability insurance and may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. We currently maintain liability insurance for our directors and officers.

Item 15.	Recent Sales of Unregistered Securities
      In the three years preceding the filing of this Registration Statement, the Registrant has issued the following securities that were not registered under the Securities Act:
      In the past three calendar years, the Company has sold 100,219 shares of common stock to employees under its 2004 Stock Incentive Plan. The Company received proceeds of $0.9 million from such sales.
      On November 1, 2005, the Company issued a total of 29,132 shares of common stock to Herman Moore and Jeffrey T. Jackson pursuant to the Company’s 2004 Stock Incentive Plan.
      In the past three calendar years, the Company has granted stock options to employees under its 2004 Stock Incentive Plan, as amended, covering an aggregate of 2,211,961 shares. Of these options, 2,027,904 were issued at an exercise price of $8.64 per share, and 184,057 options were issued at an exercise price of $12.84 per share.
      On January 29, 2004, in conjunction with the acquisition of PGT Holding Company, the Company issued 2,872,231 options to purchase common stock to option holders of the acquired entity. Of these options, 1,122,348 have an exercise price of $0.38 per share and 1,749,883 have an exercise price of $1.51 per share. Also in connection with the acquisition of PGT Holding Company, the Company issued 1,156,356 shares of common stock to holders of shares of PGT Holding Company. The fair value of the stock and rollover options was determined based on the cash price paid by the Company in the acquisition.
      The issuances described in the second through fourth paragraphs above in this Item 15 were made in reliance on the exemption from registration provided by Rule 701 under the Securities Act. The transactions were pursuant to a written compensatory benefit plan relating to compensation as provided under such rule.
      The issuances described in the fifth paragraph above in this Item 15 were made in reliance on the exemption from registration under the Securities Act provided by Section 4(2) of the Securities Act and rules promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. Each recipient of securities represented that either (i) it had such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment and had the ability to suffer the total loss of its investment or (ii) it was an “Accredited Investor” within the meaning of Rule 501 under the Securities Act.
      In the third quarter of 2005, we paid a dividend to our stockholders and accrued a compensation-based payment to all holders of our outstanding stock options (including vested and unvested options) in lieu of adjusting exercise prices in connection with the payment of such dividend. The aggregate dividend to stockholders was approximately $20.0 million, and the aggregate amount payable to option holders was approximately $6.6 million (including applicable payroll taxes of $0.5 million), which was recognized as stock compensation expense.
      On February 17, 2006, with a portion of the net proceeds of our second amended and restated senior secured credit facility and our new second lien credit facility, we paid a dividend to our stockholders and a compensation-based payment to all holders of our outstanding stock options (including vested and unvested options) in lieu of adjusting exercise prices in connection with the payment of such dividend. The aggregate dividend to stockholders was approximately $83.5 million, and the aggregate payment to option holders was approximately $26.9 million (including applicable payroll taxes of $0.5 million), which will be recognized as stock compensation expense.

Item 16.	Exhibits

1.1†	Form of Underwriting Agreement
3.1†	Form of Amended and Restated Certificate of Incorporation of PGT, Inc.
3.2†	Form of Amended and Restated By-Laws of PGT, Inc.
4.1†	Form of Specimen Certificate

4.2†	Form of Amended and Restated Security Holders’ Agreement, by and among PGT, Inc., JLL Partners Fund IV, L.P., and the stockholders named therein, dated as of June , 2006
5.1**	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, regarding the legality of the common stock being issued
10.1†	Second Amended and Restated Credit Agreement dated as of February 14, 2006 among PGT Industries, Inc., as Borrower, JLL Window Holdings, Inc. and the other Guarantors party thereto, as Guarantors, the lenders party thereto, UBS Securities LLC, as Arranger, Bookmanager, Co-Documentation Agent and Syndication Agent, UBS AG, Stamford Branch, as Issuing Bank, Administrative Agent and Collateral Agent, UBS Loan Finance LLC, as Swingline Lender and General Electric Capital Corporation, as Co-Documentation Agent
10.2†	Second Lien Credit Agreement dated as of February 14, 2006 among PGT Industries, Inc., as Borrower, JLL Window Holdings, Inc. and the other Guarantors party thereto, as Guarantors, the lenders party thereto, UBS Securities LLC, as Arranger, Bookmanager, Co-Documentation Agent and Syndication Agent, UBS AG, Stamford Branch, as Administrative Agent and Collateral Agent and General Electric Capital Corporation, as Co-Documentation Agent
10.3†	Amended and Restated Pledge and Security Agreement dated as of February 14, 2006, by PGT Industries, Inc., JLL Window Holdings, Inc. and the other Guarantors party thereto in favor of UBS AG, Stamford Branch, as First Lien Collateral Agent
10.4†	Second Lien Pledge and Security Agreement dated as of February 14, 2006, by PGT Industries, Inc., JLL Window Holdings, Inc. and the other Guarantors party thereto in favor of UBS AG, Stamford Branch, as Second Lien Collateral Agent
10.5†	PGT, Inc. 2004 Stock Incentive Plan, as amended
10.6†	Form of PGT, Inc. 2004 Stock Incentive Plan Stock Option Agreement
10.7†	Form of PGT, Inc. 2006 Equity Incentive Plan
10.8†	Form of PGT, Inc. 2006 Equity Incentive Plan Non-qualified Stock Option Agreement
10.9†	Employment Agreement, dated January 29, 2001, between PGT Industries, Inc. and Rodney Hershberger
10.10†	Employment Agreement, dated November 1, 2005, between PGT Industries, Inc. and Herman Moore
10.11†	Employment Agreement, dated November 28, 2005, between PGT Industries, Inc. and Jeffrey T. Jackson
10.12†	Employment Agreement, dated January 29, 2001, between PGT Industries, Inc. and Deborah L. LaPinska
10.13†	Employment Agreement, dated January 29, 2001, between PGT Industries, Inc. and B. Wayne Varnadore
10.14†	Employment Agreement, dated January 29, 2001, between PGT Industries, Inc. and David McCutcheon
10.15†	Employment Agreement, dated July 8, 2004, between PGT Industries, Inc. and Ken Hilliard
10.16†	Employment Agreement, dated January 29, 2001, between PGT Industries, Inc. and Linda Gavit
10.17†	Form of Director Indemnification Agreement
10.18†	Form of PGT, Inc. Rollover Stock Option Agreement
10.19†	Employment Agreement, dated April 10, 2006, between PGT Industries, Inc. and Mario Ferrucci III
10.20†	Supply Agreement between PGT Industries, Inc. and E.I. du Pont de Nemours and Company, dated January 1, 2006, with portions omitted pursuant to a request for confidential treatment
10.21†	Supplier Agreement between Indalex Aluminum Solutions and PGT Industries, Inc., dated January 1, 2005, with portions omitted pursuant to a request for confidential treatment
10.22†	Supplier Agreement between Keymark Corporation and PGT Industries, Inc., dated January 1, 2005, with portions omitted pursuant to a request for confidential treatment
10.23†	Form of PGT, Inc. 2006 Management Incentive Plan
10.24†	Form of PGT, Inc. 2006 Equity Incentive Plan Restricted Stock Award Agreement
10.25†	Form of PGT, Inc. 2006 Equity Incentive Plan Restricted Stock Unit Award Agreement
10.26†	Form of PGT, Inc. 2006 Equity Incentive Plan Incentive Stock Option Agreement
21.1†	Subsidiary of PGT, Inc.

23.1*	Consent of Ernst & Young LLP
23.2**	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included as part of Exhibit 5.1)
24.1†	Powers of Attorney (included with the signature page of this Registration Statement)
99.1†	Consent of Director Nominee (Richard D. Feintuch)

†	Previously filed.

*	Filed herewith.

**	To be filed by subsequent amendment.

Item 17.	Undertakings
      The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 4 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of North Venice, State of Florida, on June 9, 2006.

PGT, INC.

By:	/s/ Rodney Hershberger

Rodney Hershberger,
President and Chief Executive Officer
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Rodney Hershberger Rodney Hershberger		President and Chief Executive Officer (Principal Executive Officer and Director)	June 9, 2006

/s/ Jeffrey T. Jackson Jeffrey T. Jackson		Chief Financial Officer and Treasurer (Principal Financial Officer and Principal Accounting Officer)	June 9, 2006

* Alexander R. Castaldi		Director	June 9, 2006

* Ramsey A. Frank		Director	June 9, 2006

* Paul S. Levy		Director	June 9, 2006

* Brett N. Milgrim		Director	June 9, 2006

* Floyd F. Sherman		Director	June 9, 2006

* Randy L. White		Director	June 9, 2006

*By:	/s/ Jeffrey T. Jackson Jeffrey T. Jackson Attorney-in-Fact